As filed with the Securities and Exchange Commission on November 16, 2005
Registration No. 333-128214

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
PRE-EFFECTIVE AMENDMENT NO. 1
TO THE
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BCB BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey	6712	26-0065262
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
104-110 Avenue C
Bayonne, New Jersey 07002
(201) 823-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)
Donald Mindiak
104-110 Avenue C
Bayonne, New Jersey 07002
(201) 823-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Agent for Service)
Copies to:
Alan Schick, Esq.
Marc P. Levy, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015
(202) 274-2000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Share	Offering Price	Registration Fee

Common Stock, no par value per share	1,150,000 shares	$15.65	$17,997,500(1)	$2,118.31(2)

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the bid and asked prices of the Registrant’s Common Stock as reported on the Electronic Over the Counter Bulletin Board as of November 14, 2005.

(2)	Previously paid $2,141.86 on September 9, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[SUBJECT TO COMPLETION DATED                    , 2005]
PRELIMINARY PROSPECTUS
1,000,000 Shares
Common Stock

        We are a New Jersey corporation and the holding company for Bayonne Community Bank, a New Jersey chartered bank with headquarters in Bayonne, New Jersey. We are offering 1,000,000 shares of our common stock for sale. Our shares of common stock currently trade on the Over the Counter Electronic Bulletin Board under the trading symbol “BCBP.” We have received approval to have our common stock listed for trading on the Nasdaq National Market under the symbol “BCBP.” On                     , 2005, the last reported sale price of our common stock was $           per share.

      This investment involves a degree of risk, including the possible loss of principal. Therefore, before buying any shares of our common stock, you should carefully consider the section of this prospectus entitled “Risk Factors” beginning on page   .
      The shares of common stock we offer are not deposits, savings accounts or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share		Total

Public offering price	$		$
Underwriting discounts and commissions		$(1)		$(1)
Proceeds to us, before expenses	$		$

(1)	These amounts give effect to an underwriting discount of $ per share on all shares except shares that have been reserved for sale to directors and executive officers, as to which an underwriting discount of $ per share will apply.
     This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 150,000 shares of our common stock at the public offering price, less underwriting discounts and commissions to cover over-allotments.
      Neither the Securities and Exchange Commission, the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation, nor any state securities commission or other regulatory body has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Janney Montgomery Scott llc
The date of this Prospectus is                     , 2005

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our consolidated financial statements and the other information that is incorporated by reference to this prospectus before making a decision to invest in our common stock. The words “we,” “our” and “us” refer to BCB Bancorp, Inc. and its wholly-owned subsidiary Bayonne Community Bank, unless indicated otherwise.
      Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock.
BCB Bancorp, Inc.
      We were incorporated on May 1, 2003, and are the New Jersey-chartered parent of Bayonne Community Bank. We have not engaged in any significant business activity other than owning all of the outstanding shares of common stock of Bayonne Community Bank. Our executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002 and our telephone number is (201) 823-0700. At September 30, 2005, we had $446.9 million in consolidated assets, $351.9 million in consolidated deposits and $29.2 million in consolidated shareholders’ equity. We are subject to extensive regulation by the Board of Governors of the Federal Reserve System (the “FRB”). Our website is www.bcbbancorp.com.
Bayonne Community Bank
      Bayonne Community Bank was chartered in October 2000, as a New Jersey-chartered commercial bank headquartered in Bayonne, New Jersey. Bayonne Community Bank conducts its business from its executive office located at 104-110 Avenue C, Bayonne, New Jersey and two branches, all of which are located in Bayonne, New Jersey. Our website is www.BayonneCommunityBank.com.
      Our business plan emphasizes both profitability and growth. On an operational basis, we achieved profitability in our tenth month of operation. For the nine-month period ended September 30, 2005, our return on average equity was 16.42% and our return on average assets was 1.18%. Our earnings per share grew from $0.43 for the year ended December 31, 2002 to $1.19 for the twelve months ended September 30, 2005, a compound annual growth rate of 44.2%. We achieved this earnings growth by focusing on core deposits and by controlling our non-interest expenses. This has been accomplished during a period of significant asset growth. From September 30, 2002 to September 30, 2005, our assets have grown from $169.3 million to $446.9 million. Management is committed to maintaining profitability while continuing to grow loans and deposits.
Market Area
      We are located in the City of Bayonne, Hudson County, New Jersey. Our locations are easily accessible to provide convenient services to businesses and individuals throughout our market area.
      Our market area includes the cities of Bayonne, Jersey City and portions of Hoboken. These areas are all considered “bedroom” or “commuter” communities to Manhattan. These areas have all experienced strong growth in median household incomes and are projected to equal or exceed historical growth over the next five years. Our market area is well-served by a network of arterial roadways including Route 440 and the New Jersey Turnpike.
      Our market area has a high level of commercial business activity. Businesses are concentrated in the service sector and retail trade areas. Major employers in our market area include Bayonne Medical Center and the Bayonne Board of Education.

Our Business Strategy
      Our business strategy is to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. Specifically, our business strategy incorporates the following elements:

•	Maintaining a community focus. Our management and Board of Directors have strong ties to the Bayonne community and are active in the community through non-profit board memberships, local business development organizations, and industry associations;

•	Focusing on profitability. For the nine-month period ended September 30, 2005, our return on average equity was 16.42% and our return on average assets was 1.18%. Our diluted earnings per share grew from $0.43 for the year ended December 31, 2002 to $1.19 for the twelve months ended September 30, 2005, a compound annual growth rate of 44.2%;

•	Continuing our growth. From September 30, 2002 to September 30, 2005, our assets have increased from $169.3 million to $446.9 million. Over the same time period, our loan balances have increased from $101.2 million to $286.1 million, while deposits have increased from $150.2 million to $351.9 million;

•	Concentrating on real estate-based lending. A primary focus of our business strategy is originating loans secured by commercial and multi-family properties;

•	Capitalizing on market dynamics. The consolidation of the banking industry in Hudson County has created a need for a customer focused banking institution;

•	Providing attentive and personalized service. Management believes that providing attentive and personalized service is the key to gaining deposit and loan relationships in Bayonne and its surrounding communities; and

•	Attracting highly experienced and qualified personnel. An important part of our strategy is hiring bankers who have prior experience in the Hudson County market as well as pre-existing business relationships. Our management team has an average of 27 years of banking experience, while our lenders and branch personnel have significant prior experience at community banks and regional banks in Hudson County.

      More information regarding our business strategy can be found at page      , under the section “Business of BCB Bancorp, Inc — Business Strategy.”

The Offering

Common stock offered	1,000,000 shares(1)

Common stock outstanding after the offering	shares(2)

Net proceeds	The net proceeds of the offering will be approximately $ million without the underwriters’ over-allotment option, assuming an offering price of $ per share (based upon the closing price of our common stock on , 2005).

Use of proceeds	The proceeds of the offering will be available for contribution to the capital of Bayonne Community Bank, for use in our lending and investment activities, for branch expansion and for our general corporate purposes. See “Use of Proceeds” at page .

Dividends on common stock	We have not historically paid cash dividends on our common stock. See “Market for Common Stock and Dividends” at page .

Current Over the Counter Electronic Bulletin Board Symbol	“BCBP”

Proposed Nasdaq National Market symbol	“BCBP”

Risk Factors	Before investing, you should carefully review the information contained under “Risk Factors” beginning at page .

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,150,000 shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of , 2005 and assumes that the underwriter’s over-allotment option is not exercised. It excludes an aggregate of shares reserved for issuance under our stock option plans, of which options to purchase shares at a weighted average exercise price of $ had been granted and were outstanding as of , 2005.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF BCB BANCORP, INC. AND SUBSIDIARY
      The following tables set forth selected consolidated historical financial and other data of BCB Bancorp, Inc. at and for the nine months ended September 30, 2005 and 2004, and at and for the years ended December 31, 2004 and 2003, and for Bayonne Community Bank at and for years prior to December 31, 2003. This information is derived in part from, and should be read together with, the audited Consolidated Financial Statements and Notes thereto of BCB Bancorp, Inc. beginning on page F-2. The information presented at September 30, 2005 and for the nine-month periods ended September 30, 2005 and September 30, 2004 are derived from unaudited consolidated financial statements but, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results for these interim periods. The selected operating data for the nine months ended September 30, 2005, are not necessarily indicative of the results of operations that may be expected for the entire year.

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$446,858	$383,151	$378,289	$300,676	$183,108	$113,224		$29,536
Cash and cash equivalents	5,821	16,854	4,534	11,786	5,144	27,168		25,634
Securities, held to maturity	141,573	120,929	117,036	90,313	50,602	38,562		—
Loans receivable, net	286,070	234,668	246,380	188,786	122,085	44,973		1,451
Deposits	351,877	328,334	337,243	253,650	163,519	101,749		21,936
Borrowings	64,524	29,124	14,124	25,000	—	—		—
Shareholders’ equity	29,173	24,746	26,036	21,167	18,772	11,303		7,204
Selected Income Sheet Data:
Net interest income	$11,728	$10,065	$13,755	$9,799	$5,960	$1,787		$173
Provision for loan losses	760	440	690	880	843	382		30
Non-interest income	607	477	623	480	336	152		4
Non-interest expense	5,966	5,914	7,661	5,390	3,272	2,006		569
Income tax (benefit)	2,064	1,675	2,408	1,614	872	(173)		(169)

Net income (loss)	$3,545	$2,513	$3,619	$2,395	$1,309	$(276)		$(254)

Common Share Data:
Net income (loss) per share:
Basic(1)	$0.95	$0.68	$0.97	$0.67	$0.43	$(0.14)	$	N/A

Diluted(1)	$0.91	$0.65	$0.93	$0.64	$0.43	$(0.14)	$	N/A

(1)	Per share data have been adjusted for all periods to reflect the two 25% and three 10% common stock dividends paid by BCB Bancorp, Inc. and Bayonne Community Bank. One of the two 25% common stock dividends was paid on October 27, 2005.

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,(1)

	2005(2)	2004(2)	2004	2003	2002	2001

Selected Financial Ratios and Other Data:
Return on average assets	1.18%	0.97%	1.01%	1.03%	0.86%	(0.38)%
Return on average shareholders’ equity	16.42	13.72	15.45	11.97	8.68	(3.28)
Non-interest income to average assets	0.20	0.18	0.17	0.21	0.22	0.21
Non-interest expense to average assets	1.98	2.27	2.15	2.32	2.16	2.77
Net interest rate spread during the period	3.71	3.75	3.73	4.03	3.60	1.97
Net interest margin	4.00	3.97	3.96	4.34	4.03	2.59
Ratio of average interest-earning assets to average interest-bearing liabilities	113.01	111.64	111.63	116.42	118.87	118.73
Asset Quality Ratios:
Non-performing loans to total loans	0.40	0.40	0.40	0.20	0.05	—
Allowance for loan losses to non-performing loans	273.26	250.58	249.60	547.48	1,840.73	—
Allowance for loan losses to total loans	1.10	1.00	1.01	1.11	1.00	0.91
Capital Ratios:
Shareholders’ equity to total assets	6.53	6.46	6.88	7.04	10.25	9.98
Tier 1 capital to adjusted total assets	6.53	6.46	6.88	7.04	10.25	9.98
Tier 1 capital to risk-weighted assets	9.71	9.50	10.31	10.50	15.01	15.09
Total risk-based capital to risk-weighted assets	10.77	10.41	11.30	11.55	15.99	15.64

(1)	Ratios at December 31, 2000 and for the two months then ended have been omitted as not meaningful.

(2)	Ratios have been annualized where appropriate.

RISK FACTORS
      You should carefully consider the following risks in evaluating an investment in the shares of our common stock.
Risks Associated with our Business
Our loan portfolio consists of a high percentage of loans secured by commercial real estate and multi-family real estate. These loans are riskier than loans secured by one- to four-family properties.
      At September 30, 2005, $182.0 million, or 62.8% of our loan portfolio consisted of commercial and multi-family real estate loans. We intend to continue to emphasize the origination of these types of loans. These loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.
We may not be able to successfully maintain and manage our growth.
      Since September 30, 2002, our assets have grown at a compound annual growth rate of 38.2%, our loan balances have grown at a compound annual growth rate of 41.4% and our deposits have grown at a compound annual growth rate of 32.8%. We intend to use a portion of the proceeds of this offering to support further growth of our assets and deposits and the number of branches we operate. Our ability to continue to grow depends, in part, upon our ability to expand our market presence, successfully attract core deposits, and identify attractive commercial lending opportunities.
      We cannot be certain as to our ability to manage increased levels of assets and liabilities. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loans balances, which may adversely impact our efficiency ratio, earnings and shareholder returns.
If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.
      Our loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not cover inherent losses in our loan portfolio at the date of the financial statements. Material additions to our allowance would materially decrease our net income. At September 30, 2005, our allowance for loan losses totaled $3.2 million, representing 1.10% of total loans.
      While we have only been operating for five years, we have experienced significant growth in our loan portfolio, particularly our loans secured by commercial real estate. Although we believe we have underwriting standards to manage normal lending risks, and although we had $1.16 million, or 0.26% of total assets consisting of non-performing assets at September 30, 2005, it is difficult to assess the future performance of our loan portfolio due to the relatively recent origination of many of these loans. We can give you no assurance that our non-performing loans will not increase or that our non-performing or delinquent loans will not adversely affect our future performance.
      In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.
We depend primarily on net interest income for our earnings rather than fee income.
      Net interest income is the most significant component of our operating income. We do not rely on traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. For the nine months ended September 30, 2005 and the year ended December 31, 2004, our net interest income was $11.7 million and $13.8 million, respectively. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest earning assets relative to the amount of interest bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we do not have significant sources of fee income to make up for decreases in net interest income.
Fluctuations in interest rates could reduce our profitability.
      We realize income primarily from the difference between the interest we earn on loans and investments and the interest we pay on deposits and borrowings. The interest rates on our assets and liabilities respond differently to changes in market interest rates, which means our interest-bearing liabilities may be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates change, this “gap” between the amount of interest-earning assets and interest-bearing liabilities that reprice in response to these interest rate changes may work against us, and our earnings may be negatively affected.
      We are unable to predict fluctuations in market interest rates, which are affected by, among other factors, changes in the following:

•	inflation rates;

•	business activity levels;

•	money supply; and

•	domestic and foreign financial markets.
      The value of our investment portfolio and the composition of our deposit base are influenced by prevailing market conditions and interest rates. Our asset-liability management strategy, which is designed to mitigate the risk to us from changes in market interest rates, may not prevent changes in interest rates or securities market downturns from reducing deposit outflow or from having a material adverse effect on our results of operations, our financial condition or the value of our investments.
Adverse events in New Jersey, where our business is concentrated, could adversely affect our results and future growth.
      Our business, the location of our branches and the real estate collateralizing our real estate loans are concentrated in New Jersey. As a result, we are exposed to geographic risks. The occurrence of an economic downturn in New Jersey, or adverse changes in laws or regulations in New Jersey could impact the credit quality of our assets, the business of our customers and our ability to expand our business.
      Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected. In addition, the economies of the communities in which we operate are substantially dependent on the growth of the economy in the State of New Jersey. To the extent that economic conditions in New Jersey are unfavorable or do not continue to grow as projected, the economy in our market area would be adversely affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market area if they do occur.

      In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of September 30, 2005, approximately 94.0% of our total loans were secured by real estate. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in New Jersey. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.
Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.
      We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources will satisfy our capital requirements for the foreseeable future. We may, at some point, need to raise additional capital to support continued growth, both internally and through acquisitions.
      Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.
We rely on our management team for the successful implementation of our business strategy.
      The success of BCB Bancorp, Inc. and Bayonne Community Bank has been largely due to the efforts of our senior management team consisting of Donald Mindiak, President and Chief Executive Officer, Thomas M. Coughlin, Executive Vice President and Chief Financial Officer, James E. Collins, Senior Lending Officer, Olivia Klim, Executive Vice President, Business Development and Amer Saleem, Vice President, Commercial Lending. The loss of services of one or more of these individuals may have a material adverse effect on our ability to implement our business plan.
There is no assurance that we will be able to successfully compete with others for business.
      The area in which we operate is considered attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. Many competitors have substantially greater resources than we do, and operate under less stringent regulatory environments. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.
Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.
      We may not be able to immediately deploy all of the capital raised in the offering. Investing the net offering proceeds in securities until we are able to deploy such proceeds for the origination of loans will provide lower margins than we generally earn on loans, which may adversely impact shareholder returns, including earnings per share, return on average assets and return on average equity.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.
      We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.
      Like other bank holding companies and financial institutions, we must comply with significant anti-money laundering and anti-terrorism laws. Under these laws, we are required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports. Because we operate our business in the highly urbanized greater Newark/New York City metropolitan area, we may be at greater risk of scrutiny by government regulators for compliance with these laws.
We expect to incur additional expense in connection with our compliance with Sarbanes-Oxley.
      Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to conduct a comprehensive review and assessment of the adequacy of our existing financial systems and controls at December 31, 2007, and our auditors must attest to our assessment. This is expected to result in additional expenses in 2006 and 2007. Moreover, a review of our financial systems and controls may uncover deficiencies in existing systems and controls. If that is the case, we would have to take the necessary steps to correct any deficiencies, which may be costly and may strain our management resources and negatively impact earnings. We also would be required to disclose any such deficiencies, which could adversely affect the market price of our common stock.
Risk Associated with an Investment in our Common Stock
The market price of our common stock may decline after the stock offering.
      The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the stock offering will be able to sell shares after the stock offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock. Our shares of common stock currently trade on the Over the Counter Electronic Bulletin Board under the trading symbol “BCBP.” We have received approval to have our common stock listed for trading on the Nasdaq National Market under the symbol “BCBP.”
Our management controls a substantial percentage of our common stock and therefore have the ability to exercise substantial control over our affairs.
      As of September 30, 2005, our directors and executive officers beneficially owned 1,051,045 shares (adjusted to reflect the 25% common stock dividend paid on October 27, 2005), or approximately 26.9% of our common stock, including options to purchase an aggregate of 190,910 shares of our common stock at exercise prices ranging from $5.29 to $11.84 per share as adjusted to reflect the 25% common stock dividend. Because of the large percentage of common stock held by our directors and executive officers, such persons could significantly influence the outcome of any matter submitted to a vote of our shareholders even if other shareholders were in favor of a different result.
Our trust preferred securities have a priority right to payment of dividends.
      We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying debt from BCB Bancorp, Inc. Trust preferred securities have a priority right to distributions and payment over the common stock. At September 30, 2005 we had trust preferred securities and accompanying debt totaling $4.1 million.
Our management has broad discretion concerning application of the net proceeds from this offering.
      The net proceeds of this offering will be used to provide additional regulatory capital for expansion capability and general corporate purposes, including but not limited to, increased commercial and consumer lending activity and investment in securities. Within these categories, management may determine to apply the net proceeds in its discretion.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We make certain forward-looking statements in this prospectus and in other documents that we incorporate by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include, but may not be limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies;

•	statements regarding the quality of our products and our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.
      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	adverse changes in the securities markets;

•	credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	the ability to successfully integrate entities that we have acquired or will acquire;

•	legislative or regulatory changes that adversely affect our business;

•	the ability to enter new markets successfully and capitalize on growth opportunities;

•	effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	timely development of and acceptance of new products and services;

•	changes in consumer spending, borrowing and savings habits;

•	effect of changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and other regulatory and accounting bodies;

•	changes in our organization, compensation and benefit plans;

•	costs and effects of litigation and unexpected or adverse outcomes in such litigation;

•	our success in managing risks involved in the foregoing; and

•	the impact of war or terrorist activities.
      Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these uncertainties and others in the section of this prospectus named “Risk Factors” beginning on page     .

USE OF PROCEEDS
      Other than the shares subject to the underwriter’s over-allotment option, the net proceeds of the offering are expected to be approximately $          million, after deducting the underwriting discount and estimated expenses of the offering of $          (assuming a public offering price of $          per share, based on the last sale price on                     , 2005). The proceeds of the offering will be available for contribution to the capital of Bayonne Community Bank, for use in our lending and investment activities, for branch expansion and for our general corporate purposes. In August 2005, we entered into a lease agreement to develop a branch location in Hoboken, New Jersey. We anticipate that the cost of preparing this location to be a branch facility will be approximately $250,000. It is expected that this location will be opened during the second quarter of 2006. We may also use a portion of the proceeds in connection with acquisitions of other institutions or for investment in activities which are permitted for bank holding companies. There are no definitive plans or commitments for any acquisitions. There can be no assurance that we will establish additional branches, how much it will cost to develop and build out any new branch, that we will acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value.
      Other than as discussed above, we have no definitive plans or commitments for any particular investments or the use of any particular amount of the proceeds of the offering. Pending allocation to specific uses, we intend to invest the proceeds in investment grade securities.

CAPITALIZATION
      The following table sets forth our capitalization at September 30, 2005. The pro forma capitalization includes the impact of the 25% common stock dividend paid on October 27, 2005. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of September 30, 2005 and assuming:

•	the net proceeds of the offering at an assumed offering price of $ per share (based on the closing price on , 2005) after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $ ; and

•	the underwriters’ over-allotment option is not exercised.
      The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2004, and the related notes thereto, and the unaudited consolidated financial statements for the nine months ended September 30, 2005, and the related notes beginning at page F-2.

	At or for
	September 30, 2005

	Historical	Pro Forma

	(Dollars in thousands,
	except for per share
	amounts)
Long Term Debt:
Floating Rate Junior Subordinated Debt Securities due 2034	$4,124

Total	$4,124	$

Shareholders’ Equity:
Common Stock, no par value, 10,000,000 authorized; 2,995,185 (3,743,981 as adjusted) issued and 2,973,203 (3,716,503 as adjusted) outstanding	239
Additional paid in capital	27,739
Retained earnings	1,617
Treasury shares, at cost: 21,982 shares	(422)
Less:
Accumulated other comprehensive income, net of taxes	—

Total Shareholders’ Equity	$29,173	$

Book value per common share	$7.85	$

Tangible book value per common share	$7.85	$

Capital Ratios:
BCB Bancorp, Inc.
Shareholders’ equity to total assets	6.53%		%
Tier 1 capital to adjusted total assets	6.53
Tier 1 capital to risk-weighted assets	9.71
Total risk-based capital to risk-weighted assets	10.77
Bayonne Community Bank
Shareholders’ equity to total assets	7.50%		%
Tier 1 capital to adjusted total assets	7.50%
Tier 1 capital to risk-weighted assets	11.17%
Total risk-based capital to risk-weighted assets	12.23%

MARKET FOR COMMON STOCK AND DIVIDENDS
      Market for Common Stock. Our common stock is currently traded on the Over the Counter Electronic Bulletin Board under the symbol “BCBP.” At September 30, 2005, BCB Bancorp, Inc. had one market maker. We have received approval to have our common stock listed on the Nasdaq National Market under the symbol “BCBP.” In order to list the common stock on the Nasdaq National Market, the presence of at least three registered and active market makers is required. Janney Montgomery Scott LLC has advised us that it intends to make a market in shares of our common stock following the offering, but it is under no obligation to do so or to continue to do so.
      The following table sets forth the high and low bid quotations for BCB Bancorp, Inc. common stock for the periods indicated. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and do not reflect actual transactions. The information presented reflects common stock dividends paid by the Company on January 29, 2003, of 10%, November 17, 2003, of 10%, November 22, 2004, of 25%, and October 27, 2005, of 25%. As of December 31, 2004, there were 2,993,538 shares of BCB Bancorp, Inc. common stock issued and outstanding. At December 31, 2004, BCB Bancorp, Inc. had approximately 1,700 shareholders of record.

Fiscal 2005	High Bid	Low Bid

Quarter Ended September 30, 2005	$17.12	$15.40
Quarter Ended June 30, 2005	15.80	14.00
Quarter Ended March 31, 2005	16.80	14.92

Fiscal 2004	High Bid	Low Bid

Quarter Ended December 31, 2004	$18.40	$12.32
Quarter Ended September 30, 2004	12.80	11.36
Quarter Ended June 30, 2004	17.58	11.04
Quarter Ended March 31, 2004	17.92	13.44

Fiscal 2003	High Bid	Low Bid

Quarter Ended December 31, 2003	$14.08	$9.60
Quarter Ended September 30, 2003	10.03	8.67
Quarter Ended June 30, 2003	10.18	8.23
Quarter Ended March 31, 2003	11.20	9.04
      On April 27, 2005, our Board of Directors approved a stock repurchase program for the repurchase of up to 149,677 shares (approximately 187,096 shares on a split-adjusted basis). To date, we have repurchased 21,982 shares (approximately 27,478 shares on a split-adjusted basis) of our common stock. We suspended our repurchase activities prior to deciding to proceed with this offering.
      Our transfer agent for the common stock is Registrar & Transfer Company, Cranford, New Jersey.
      Dividends. No cash dividends have been paid on the common stock to date. Our ability and decision to pay cash dividends in the future, if any, will depend on a number of factors, including our earnings, financial condition, capital requirements, tax considerations, statutory and regulatory limitations and general economic conditions. Our ability to pay cash dividends is restricted by certain covenant restrictions contained in the indenture that governs the terms of the debt that is associated with our trust preferred stock issuance and is further impacted by Bayonne Community Bank’s ability to pay cash dividends to us, which are restricted by certain regulations of the New Jersey Department of Banking and Insurance and the FDIC.
      Our Policy Regarding Dividends. Since our formation, we have not paid any cash dividends to our shareholders. At the present time, our Board of Directors does not intend to pay cash dividends to our shareholders. The future dividend policy of Bayonne Community Bank is subject to these legal and regulatory considerations and to the discretion of our Board of Directors, and depends upon a number of factors, including but not limited to, operating results, financial condition and general business conditions. You should not buy our common stock if you have a desire or need for dividend income.
      There are legal restrictions on the ability of Bayonne Community Bank to pay cash dividends. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards reflected under “Capitalization.”
      Additionally, under the New Jersey Business Corporation Act, BCB Bancorp, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend, BCB Bancorp, Inc. would be unable to pay its debts as they become due in the usual course of business or, if its total assets would be less than its total liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
      BCB Bancorp, Inc., completed its acquisition of Bayonne Community Bank on May 1, 2003. Information at and for the year ended December 31, 2003, and subsequent periods reflects the consolidated financial information of BCB Bancorp, Inc. Prior to the completion of the acquisition, BCB Bancorp, Inc. had no assets, liabilities or operations. Consequently, the information provided below at and for the years ended December 31, 2002 and prior is for Bayonne Community Bank on a stand-alone basis.
      Factors that could have a material adverse effect on our operations include, but may not be limited to:

•	changes in market interest rates;

•	general economic conditions;

•	legislation, and regulation;

•	changes in monetary and fiscal policies of the United States Government, including policies of the United States Treasury and Federal Reserve Board;

•	changes in the quality or composition of our loan and/or investment portfolios;

•	changes in deposit flows, competition, and demand for financial services, loans, deposits and investment products in our local markets;

•	changes in accounting principles and guidelines;

•	war or terrorist activities; and

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting our operations, pricing and services.
      This discussion and analysis reflects our financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited and unaudited financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding us provided in this prospectus.
Overview
      Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities (including mortgage-backed securities and U.S. Government and agency securities) and other interest-earning assets (primarily cash and cash equivalents and interest earning deposits), and the interest paid on our interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank advances. Net interest income increased to $11.7 million for the nine months ended September 30, 2005 from $10.1 million for the nine months ended September 30, 2004, and increased to $13.8 million for the year ended December 31, 2004 from $9.8 million for the year ended December 31, 2003. The primary reasons for the improvements in our net interest income were the increases in both our average interest-earning assets and the excess of interest-earning assets over interest-bearing liabilities. While the relatively low interest rate environment of recent years is not expected to continue, the negative impact of rising interest rates on our net interest rate spread is expected to be mitigated to some extent by the net proceeds from the offering which will support the growth of our interest-earning assets in future periods.
      Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of fees and service charges, gains on the sale of securities and miscellaneous other income. Non-interest expense consists primarily of salaries and employee benefits, equipment expense, occupancy, advertising, deposit insurance premiums, and other operating expenses (consisting of stationery and printing, regulatory assessments, professional fees, directors fees and other operational expenses). Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.
      In the nine month period ended September 30, 2005, our total assets have increased by $68.6 million to $446.9 million, reflecting our business strategy of managed growth. During this period, net loans receivable increased by $39.7 million to $286.1 million. During this period, our portfolio of investment securities increased $24.6 million, and our investment in interest earning deposits increased by $1.2 million. The growth in assets was funded by growth in deposits, which increased by $14.7 million and by Federal Home Loan Bank advances, which increased by $50.4 million.
Critical Accounting Policies
      Critical accounting policies are those accounting policies that can have a significant impact on our financial position and results of operations that require the use of complex and subjective estimates based upon past experiences and management’s judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our consolidated financial statements that management believes are most dependent on the application of estimates and assumptions. For additional accounting policies, see Note 2 of “Notes to Consolidated Financial Statements.”
      Allowance for Loan Losses. Loans receivable are presented net of an allowance for loan losses. In determining the appropriate level of the allowance, management considers a combination of factors, such as economic and industry trends, real estate market conditions, size and type of loans in portfolio, nature and value of collateral held, borrowers’ financial strength and credit ratings, and prepayment and default history. The calculation of the appropriate allowance for loan losses requires a substantial amount of judgment regarding the impact of the aforementioned factors, as well as other factors, on the ultimate realization of loans receivable.
      Stock Options. The Board of Directors of BCB Bancorp, Inc. intends to consider accelerating the vesting of stock options granted under the 2002 and 2003 stock option plans to a date that is prior to January 1, 2006. Beginning January 1, 2006, we will account for stock options pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004). See discussions under “— Recent Accounting Pronouncements” on page for our analysis of the impact of SFAS No. 123 (revised 2004) on future operations.
Financial Condition
Comparison of Financial Condition at September 30, 2005 and at December 31, 2004
      General. Total assets increased by $68.6 million or 18.1% to $446.9 million at September 30, 2005 from $378.3 million at December 31, 2004. We continued to grow assets primarily through the origination of real estate loans funded primarily from our retail deposit growth, repayments and prepayments of loans as well as the mortgage backed securities portfolio and the utilization of Federal Home Loan Bank advances. Asset growth has stabilized, reflecting an emphasis on controlled loan growth. Growth is expected to occur at a more measured pace than in the past and in a manner consistent with our capital levels.
      Loan Portfolio. Loans receivable increased by $39.7 million or 16.1% to $286.1 million at September 30, 2005 from $246.4 million at December 31, 2004. The increase resulted primarily from a $34.3 million or 16.1% increase in real estate mortgages comprising residential, commercial and construction loans, net of amortization, a $1.9 million or 12.3% increase in commercial business loans, and a $4.5 million or 20.9% increase in consumer loans, net of amortization, partially offset by a $672,000 or 26.8% increase in the allowance for loan losses to $3.2 million at September 30, 2005.

      Analysis of Loan Portfolio. Set forth below are selected data relating to the composition of our loan portfolio by type of loan and in percentage of the respective portfolio.

	At September 30,		At December 31,

	2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Type of loans:
Real estate loans:
One- to four-family residential	$37,746	13.02%	$34,855	13.98%	$33,913	17.74%	$25,475	20.64%
Construction	27,331	9.43	19,209	7.70	10,009	5.24	4,278	3.47
Home equity	25,418	8.77	20,629	8.27	16,825	8.80	14,106	11.43
Commercial and multi-family	181,995	62.78	158,755	63.68	115,160	60.25	65,842	53.34
Commercial business	16,989	5.86	15,123	6.07	14,048	7.35	12,934	10.48
Consumer	418	0.14	744	0.30	1,183	0.62	800	0.64

Total	289,897	100.00%	249,315	100.00%	191,138	100.00%	123,435	100.00%

Less:
Deferred loan fees, net	649		429		239		117
Allowance for possible loan losses	3,178		2,506		2,113		1,233

Total loans, net	$286,070		$246,380		$188,786		$122,085

	At December 31,

	2001		2000

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Type of loans:
Real estate loans:
One- to four-family residential	$9,099	20.04%	$269	18.16%
Construction	1,241	2.73	—	—
Home equity	9,374	20.64	360	24.31
Commercial and multi-family	21,883	48.19	750	50.64
Commercial business	2,988	6.58	60	4.05
Consumer	826	1.82	42	2.84

Total	45,411	100.00%	1,481	100.00%

Less:
Deferred loan fees, net	26		—
Allowance for possible loan losses	412		30

Total loans, net	$44,973		$1,451

      Loan origination, purchase, sale and repayments. The following table shows our loan origination, purchase, sale and repayment activities for the periods indicated.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In thousands)
Beginning of period	$249,315	$191,138	$191,138	$123,435	$45,411	$1,481	$—

Originations by Type:
Real estate mortgage:
One- to four-family residential	5,205	3,086	4,103	22,768	20,000	9,318	250
Construction	27,515	16,896	19,326	6,392	2,737	902	—
Home equity	10,773	11,690	14,212	9,393	8,711	9,961	360
Commercial and multi-family	52,553	51,830	64,219	62,966	47,676	16,883	750
Commercial business	6,743	8,311	8,628	2,544	10,846	3,022	79
Consumer	179	222	284	924	537	973	42

Total loans originated	102,968	92,035	110,772	104,987	90,507	41,059	1,481

Purchases:
Real estate mortgage:
One- to four-family residential	—	—	—	—	—	—	—
Construction	4,165	3,014	4,289	2,223	300	338	—
Home equity	—	—	—	—	—	—	—
Commercial and multi-family	1,000	7,700	8,450	3,207	2,794	5,318	—
Commercial business	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total loans purchased	5,165	10,714	12,739	5,430	3,094	5,656	—

Sales:
Real estate mortgage:
One- to four-family residential	—	—	—	—	—	—	—
Construction	—	959	959	—	—	—	—
Home equity	—	—	—	—	—	—	—
Commercial and multi-family	612	788	788	3,480	1,599	—	—
Commercial business	—	1,128	1,128	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total loans sold	612	2,875	2,875	3,480	1,599	—	—

Principal repayments	66,939	53,544	62,459	39,234	13,978	2,785	—

Total reductions	67,551	56,419	65,334	42,714	15,577	2,785	—

Net increase	40,582	46,330	58,177	67,703	78,024	43,930	1,481

Ending balance	$289,897	$237,468	$249,315	$191,138	$123,435	$45,411	$1,481

      Delinquencies and Non-performing Assets. The following table sets forth delinquencies in our loan portfolio as of the dates indicated:

	At September 30, 2005				At December 31, 2004

	60-89 Days		90 Days or More		60-89 Days		90 Days or More

		Principal		Principal		Principal		Principal
	Number	Balance	Number	Balance	Number	Balance	Number	Balance
	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans

	(Dollars in thousands)
Real estate mortgage:
One- to four-family residential	—	$—	—	$—	—	$—	1	$173
Construction	—	—	—	—	—	—	—	—
Home equity	1	12	—	—	1	29	—	—
Commercial and multi-family	—	—	2	555	—	—	1	313

Total	1	12	2	555	1	29	2	486
Commercial business	2	132	2	596	1	123	3	515
Consumer	—	—	1	12	—	—	1	3

Total delinquent loans	3	$144	5	$1,163	2	$152	6	$1,004

Delinquent loans to total loans		0.05%		0.40%		0.06%		0.40%

	At December 31, 2003				At December 31, 2002

	60-89 Days		90 Days or More		60-89 Days		90 Days or More

		Principal		Principal		Principal		Principal
	Number	Balance	Number	Balance	Number	Balance	Number	Balance
	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans

	(Dollars in thousands)
Real estate mortgage:
One- to four-family residential	1	$103	—	$—	—	$—	—	$—
Construction	—	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—
Commercial and multi-family	—	—	—	—	—	—	—	—

Total	1	103	—	—	—	—	—	—

Commercial business	3	355	3	386	—	—	1	67
Consumer	—	—	—	—	—	—	—	—

Total delinquent loans	4	$458	3	$386	—	$—	1	$67

Delinquent loans to total loans		0.24%		0.20%		—%		0.05%

	At December 31, 2001				At December 31, 2000(1)

	60-89 Days		90 Days or More		60-89 Days		90 Days or More

		Principal		Principal		Principal		Principal
	Number	Balance	Number	Balance	Number	Balance	Number	Balance
	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans	of Loans

(Dollars in thousands)
Real estate mortgage:
One- to four-family residential	—	$—	—	$—	—	$—	—	$—
Construction	—	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—
Commercial and multi-family	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Commercial business	1	12	—	—	—	—	—	—
Consumer	3	14	—	—	—	—	—	—

Total delinquent loans	4	$26	—	$—	—	$—	—	$—

Delinquent loans to total loans		0.06%		—%		—%		—%

(1)	Bayonne Community Bank commenced operations on November 1, 2000.

      The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. For all periods presented, we had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans.

	At
	September 30,	At December 31,

	2005	2004	2003	2002	2001	2000(1)

	(Dollars in thousands)
Non-accruing loans:
One- to four-family residential	$—	$173	$—	$—	$—	$—
Construction	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Commercial and multi-family	555	313	67	67	—	—
Commercial business	596	67	—	—	—	—
Consumer	12	—	—	—	—	—

Total	1,163	553	67	67	—	—

Accruing loans delinquent more than 90 days:
One- to four-family residential	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Commercial and multi-family	—	—	319	—	—	—
Commercial business	—	448	—	—	—	—
Consumer	—	3	—	—	—	—

Total	—	451	319	—	—	—

Total non-performing loans	1,163	1,004	386	67	—	—
Foreclosed assets	—	6	—	—	—	—

Total non-performing assets	$1,163	$1,010	$386	$67	$—	$—

Total non-performing assets as a percentage of total assets	0.26%	0.27%	0.13%	0.04%	—%	—%

Total non-performing loans as a percentage of total loans	0.40%	0.40%	0.20%	0.05%	—%	—%

(1)	Bayonne Community Bank commenced operations on November 1, 2000.
      For the nine months ended September 30, 2005 and the year ended December 31, 2004, gross interest income that would have been recorded had our non-accruing loans been current in accordance with their original terms amounted to $66,000 and $43,000, respectively. We received and recorded $33,000 and $29,000 in interest income for such loans for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

      Allocation of the Allowance for Loan Losses. The following table illustrates the allocation of the allowance for loan losses for each category of loan. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At September 30,		At December 31,

	2005		2004		2003		2002		2001		2000

		Percent		Percent		Percent		Percent		Percent		Percent
		of Loans		of Loans		of Loans		of Loans		of Loans		of Loans
		in Each		in Each		in Each		in Each		in Each		in Each
		Category		Category		Category		Category		Category		Category
		in Total		in Total		in Total		in Total		in Total		in Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Type of loan:
One- to four-family	$74	13.02%	$78	13.98%	$105	17.74%	$64	20.64%	$52	20.04%	$5	18.16%
Construction	312	9.43	217	7.70	125	5.24	53	3.47	16	2.73	—	—
Home equity	96	8.77	82	8.27	50	8.80	64	11.43	70	20.64	6	24.31
Commercial and multi-family	2,143	62.78	1,669	63.68	1,178	60.25	658	53.34	225	48.19	15	50.64
Commercial business	537	5.86	444	6.07	649	7.35	376	10.48	33	6.58	2	4.05
Consumer	16	0.14	16	0.30	6	0.62	18	0.64	16	1.82	2	2.84

Total	$3,178	100.00%	$2,506	100.00%	$2,113	100.00%	$1,233	100.00%	$412	100.00%	$30	100.00%

      Allowance for Loan Losses. The following table sets forth information with respect to our allowance for loan losses:

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Dollars in thousands)
Total loans outstanding	$289,897	$237,468	$249,315	$191,138	$123,435	$45,411	$1,481

Average loans outstanding	$269,333	$213,522	$221,257	$155,145	$83,734	$19,129	$741

Allowance balance at beginning of period	$2,506	$2,113	$2,113	$1,233	$412	$30	$—

Provision:
Real estate loans	579	375	588	619	476	337	26
Commercial business	170	59	92	273	353	31	2
Consumer	11	6	10	(12)	14	14	2

Total provision	760	440	690	880	843	382	30

Charge-offs:
Real estate loans	—	—	—	—	—	—	—
Commercial business	88	220	332	—	10	—	—
Consumer	11	—	—	—	12	—	—

Total charge-offs	99	220	332	—	22	—	—

Recoveries:
Real estate loans	—	—	—	—	—	—	—
Commercial business	11	35	35	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total recoveries	11	35	35	—	—	—	—

Allowance balances at end of period	$3,178	$2,368	$2,506	$2,113	$1,233	$412	$30

Allowance for loan losses as a percent of total loans outstanding	1.10%	1.00%	1.01%	1.11%	1.00%	0.91%	2.03%

Net loans charged off as percent of average loans outstanding(1)	0.04%	0.12%	0.13%	—%	0.03%	—%	—%

(1)	Annualized where appropriate.

      Cash and Cash Equivalents. Total cash and cash equivalents increased by $1.3 million, or 28.9% to $5.8 million at September 30, 2005 from $4.5 million at December 31, 2004. The increase in cash and cash equivalents reflects the proceeds from maturing investments that were not redeployed in investments or loans.
      Securities. Securities classified as held-to-maturity increased by $24.6 million or 21.0% to $141.6 million at September 30, 2005 from $117.0 million at December 31, 2004. The increase was primarily attributable to the purchase of $55.8 million of callable agency securities during the nine months ended September 30, 2005, partially offset by call options exercised on $18.8 million of callable agency securities, sales of $6.0 million of callable agency securities and $1.3 million of mortgage backed securities and $5.2 million of repayments and prepayments in the mortgage backed security portfolio. As the Company’s securities are exclusively categorized as held-to-maturity, we relied on an explanatory portion of SFAS 115 to engage in the specific sales of agency securities.
      Specifically, SFAS 115 recognizes sales of debt securities that meet either of the following two conditions as maturities for purposes of the classification of securities:

a.	The sale of a security occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor. That is, the date of sale is so near the maturity or call date (for example, within three months) that changes in market interest rates would not have a significant effect on the security’s fair value.

b.	The sale of a security occurs after the enterprise has already collected a substantial portion (at least 85%) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.
      In the case of the sale of the agency debt securities, SFAS 115 was satisfied because the sale of the securities occurred near enough to their call date, with the call being probable, that interest rate risk was substantially eliminated. In the case of the sale of the mortgage backed securities, a substantial portion (over 85%) of the principal outstanding at acquisition, had been collected.
      The following table sets forth the carrying value of our securities portfolio and Federal funds at the dates indicated.

	At
	September 30,	At December 31,

	2005	2004	2003	2002

	(In thousands)
Securities held to maturity:
U.S. Government and agency securities	$109,089	$78,020	$71,982	$21,989
Mortgage-backed securities	32,484	39,016	18,331	28,613

Total securities held to maturity	141,573	117,036	90,313	50,602
Money market funds	—	—	6,000	2,000
FHLB stock	3,120	944	1,250	760

Total investment securities	$144,693	$117,980	$97,563	$53,362

      At September 30, 2005, we had no investments that had an aggregate book value in excess of 10% of our equity.

      The following table shows our purchase, sale and repayment activities for our securities held to maturity for the periods indicated.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2005	2004	2004	2003	2002

	(In thousands)
Purchases:
Fixed-rate	$55,815	$45,368	$75,823	$75,947	$27,091

Total purchases	$55,815	$45,368	$75,823	$75,947	$27,091

Sales:
Fixed-rate(1)(2)	$7,345	$—	$—	$—	$1,989

Total sales	$7,345	$—	$—	$—	$1,989

Principal repayments:
Repayment of principal	$23,956	$14,677	$49,112	$36,282	$13,077

Increase (decrease) in other items, net	23	(75)	12	46	15

Net increase	$24,537	$30,616	$26,723	$39,711	$12,040

(1)	During the nine months ended September 30, 2005, sales consist of sales of mortgage-backed securities held to maturity, which had repaid over 85% of their original principal balances and U.S. Government and agency securities, which had a high probability of being called within three months.

(2)	Consists of a Fannie Mae mortgage-backed security designated as available for sale, sold during the year ended December 31, 2002.
      Maturities of Securities Portfolio. The following table sets forth information regarding the scheduled maturities, carrying values, estimated market values, and weighted average yields for our securities portfolio at September 30, 2005 by contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	As of September 30, 2005

			More Than One to		More Than Five to		More Than Ten
	Within One Year		Five Years		ten Years		Years		Total Investment Securities

		Weighted		Weighted		Weighted		Weighted			Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Market	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Value	Yield

	(Dollars in thousands)
U.S. government agency securities	$5,000	4.00%	$14,499	4.36%	$47,294	4.98%	$42,296	5.76%	$108,286	$109,089	5.16%
Mortgage-backed securities	—	—	—	—	394	6.00	32,090	4.95	32,220	32,484	4.96
FHLB stock	3,120	5.00	—	—	—	—	—	—	3,120	3,120	5.00

Total investment securities	$8,120	4.38%	$14,499	4.36%	$47,688	4.99%	$74,386	5.41%	$143,626	$144,693	5.11%

      Deposits. Deposits increased by $14.7 million or 4.4% to $351.9 million at September 30, 2005 from $337.2 million at December 31, 2004. The increase resulted primarily from an increase during the nine months ended September 30, 2005 of $32.7 million in time deposit accounts and an increase of $5.8 million in transaction accounts, partially offset by a $23.9 million decrease in savings and club accounts as we have experienced deposit flow from lower cost savings and club balances to higher cost time deposits. Time deposit rates have increased during the nine months ended September 30, 2005 reflecting the increase in short term market interest rates. We have been able to achieve the growth in deposits through competitive pricing on select deposit products.

      The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered as of the dates indicated.

	At September 30, 2005			At December 31, 2004

	Weighted			Weighted
	Average			Average
	Rate(1)	Percent	Amount	Rate(1)	Percent	Amount

	(Dollars in thousands)
Demand	—%	8.4%	$29,757	—%	6.1%	$20,557
NOW	1.38	5.6	19,830	1.42	6.9	23,155
Money market	1.81	0.7	2,367	1.98	0.7	2,483
Savings and club accounts	2.18	49.5	174,016	2.20	58.7	197,868
Certificates of deposit	3.05	35.8	125,907	2.68	27.6	93,180

Total	2.24%	100.0%	$351,877	2.14%	100.0%	$337,243

(1)	Represents the average rate paid during the period.

	At December 31,

	2003			2002

	Weighted			Weighted
	Average			Average
	Rate(1)	Percent	Amount	Rate(1)	Percent	Amount

	(Dollars in thousands)
Demand	—%	6.6%	$16,626	—%	8.6%	$14,007
NOW	1.37	6.8	17,201	1.77	6.5	10,656
Money market	2.01	0.8	2,163	2.41	1.6	2,546
Savings and club accounts	2.28	64.2	162,832	2.79	71.1	116,328
Certificates of deposit	2.51	21.6	54,828	2.90	12.2	19,982

Total	2.11%	100.0%	$253,650	2.53%	100.0%	$163,519

(1)	Represents the average rate paid during the period.
      The following table sets forth our savings flows during the periods indicated.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Beginning of period	$337,243	$253,650	$253,650	$163,519	$101,749

Net deposits	8,877	70,072	77,183	85,873	58,404
Interest credited on deposit accounts	5,757	4,612	6,410	4,258	3,366

Total increase in deposit accounts	14,634	74,684	83,593	90,131	61,770

Ending balance	$351,877	$328,334	$337,243	$253,650	$163,519

Percent increase	4.34%	29.44%	32.96%	55.12%	60.71%

      Jumbo Certificates of Deposit. The following table indicates the amount of our certificates of deposit of $100,000 or more by time remaining until maturity.

At
September 30,
Maturity Period	2005

(In thousands)
Within three months	$6,824
Three through twelve months	13,925
Over twelve months	32,600

Total	$53,349

      The following table presents, by rate category, our certificate of deposit accounts as of the dates indicated.

			At December 31,

	At September 30,
	2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Certificate of deposit rates:
1.00% - 1.99%	$—	—%	$2,510	2.69%	$1,876	3.42%	$919	4.60%
2.00% - 2.99%	29,196	23.19	48,915	52.50	44,546	81.25	14,711	73.62
3.00% - 3.99%	59,690	47.41	41,725	44.78	8,406	15.33	4,348	21.76
4.00% - 4.99%	36,808	29.23	30	0.03	—	—	—	—
5.00% - 5.99%	213	0.17	—	—	—	—	—	—
6.00% - 6.99%	—	—	—	—	—	—	4	0.02

Total	$125,907	100.00%	$93,180	100.00%	$54,828	100.00%	$19,982	100.00%

      The following table presents, by rate category, the remaining period to maturity of certificate of deposit accounts outstanding as of September 30, 2005.

	Maturity Date

	1 Year	Over 1 to	Over 2 to	Over
	or Less	2 Years	3 Years	3 Years	Total

	(In thousands)
Interest rate:
2.00% - 2.99%	$28,303	$832	$43	$18	$29,196
3.00% - 3.99%	29,214	25,870	3,547	1,059	59,690
4.00% - 4.99%	4,588	9,395	9,191	13,634	36,808
5.00% - 5.99%	213	—	—	—	213

Total	$62,318	$36,097	$12,781	$14,711	$125,907

      Borrowings. Borrowed money increased by $50.4 million or 356.8% to $64.5 million at September 30, 2005 from $14.1 million at December 31, 2004. The increase in borrowings reflects the use of FHLB advances to augment deposits as our funding source for originating loans.

      Our borrowings consist primarily of long-term fixed rate callable FHLB repurchase agreements and short-term FHLB advances with interest rates that adjust regularly. Our borrowings also include, since June 2004, $4.1 million of a trust preferred floating rate junior subordinated debenture (the “Debenture”) issued to a special purpose subsidiary. The Debenture pays interest at a floating rate that adjusts quarterly by 265 basis points above the LIBOR rate. The Debenture is callable at the option of BCB Bancorp, Inc. on or after June 17, 2009, and will fully mature on June 17, 2034. At September 30, 2005, and December 31, 2004, the interest rate on this debenture was 6.54% and 5.15%, respectively. At September 30, 2005, long-term FHLB repurchase agreements, all of which mature in 2015, totaled $50.0 million and had a weighted average interest rate of 3.37%. These repurchase agreements are callable after one year from the issuance date. The following table sets forth information concerning balances and interest rates on our short-term borrowings at the dates and for the periods indicated.

	At or for the		At or for the
	Nine Months Ended		Years Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Balance at end of period	$10,400	$25,000	$10,000	$25,000	$—
Average balance during period	$12,064	$25,000	$23,440	$2,945	$—
Maximum outstanding at any month end	$21,400	$25,000	$25,000	$25,000	$—
Weighted average interest rate at end of period	4.11%	1.48%	2.58%	1.48%	—%
Average interest rate during period	3.06%	1.48%	1.54%	1.49%	—%
      At September 30, 2005, we had the ability to borrow approximately $106.9 million under our credit facilities with the FHLB.
      Shareholders’ Equity. Shareholders’ equity increased by $3.2 million or 12.3% to $29.2 million at September 30, 2005 from $26.0 million at December 31, 2004. The increase was primarily attributable to net income for the nine months ended September 30, 2005 of $3.5 million partially offset by $422,000 utilized to repurchase 21,982 (approximately 27,478 shares on a split-adjusted basis) shares of common stock under BCB Bancorp, Inc.’s stock repurchase plan. At September 30, 2005, Bayonne Community Bank’s tier 1, tier 1 risk-based and total risk based capital ratios were 7.50%, 11.17% and 12.23% respectively.
Comparison of Financial Condition at December 31, 2004 and at December 31, 2003
      Since we commenced operations in 2000 we have sought to grow our assets and deposit base consistent with our capital requirements. We offer competitive loan and deposit products and seek to distinguish ourselves from our competitors through our service and availability. Total assets increased by $77.6 million or 25.8% to $378.3 million at December 31, 2004 from $300.7 million at December 31, 2003 as BCB Bancorp, Inc. continued to grow Bayonne Community Bank’s deposit base and invest these deposits in loans and securities.
      Loans. Loans receivable increased by $57.6 million or 30.5% to $246.4 million at December 31, 2004 from $188.8 million at December 31, 2003. The increase resulted primarily from a $44.7 million increase in commercial and multi-family loans, net of amortization, a $10.1 million increase in home mortgages and construction loans, net of amortization, and a $3.5 million increase in consumer loans, net of amortization, partially offset by an increase of $393,000 in the allowance for loan losses. The growth in loans receivable was primarily attributable to competitive pricing in a lower than normal interest rate environment and a strong local economy where real estate construction and rehabilitation of existing buildings remained active.

      The following table sets forth the contractual maturity of our loan portfolio at December 31, 2004. The amount shown represents outstanding principal balances. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as being due in one year or less. Variable-rate loans are shown as due at the time of repricing. The table does not assume prepayments or scheduled principal repayments.

		Due After 1
	Due Within	through	Due After
	1 Year	5 Years	5 Years	Total

	(In thousands)
One- to four-family	$2,845	$2,423	$29,587	$34,855
Construction	18,572	252	385	19,209
Home equity	2,146	1,768	16,715	20,629
Commercial and multi-family	3,609	67,382	87,764	158,755
Commercial business	11,194	3,159	770	15,123
Consumer	367	365	12	744

Total amount due	$38,733	$75,349	$135,233	$249,315

      The following table sets forth the dollar amount of all loans at December 31, 2004 that are due after December 31, 2005, divided into loans that have predetermined interest rates and that have floating or adjustable interest rates.

		Floating or
	Fixed Rates	Adjustable Rates	Total

	(In thousands)
One- to four-family residential	$29,587	$2,423	$32,010
Construction	637	—	637
Home equity	18,483	—	18,483
Commercial and multi-family	81,201	73,945	155,146
Commercial business	3,586	343	3,929
Consumer	377	—	377

Total amount due	$133,871	$76,711	$210,582

      During 2004, we decided to discontinue our involvement in heavy equipment commercial lending due to the relatively poor performance of that portfolio. Accordingly, the portfolio, which consisted of 29 loans totaling $3.3 million at December 31, 2003, reduced to nine loans totaling $945,000 at December 31, 2004. In June 2004, we sold in bulk 14 non-performing loans for $1.1 million, incurring a $56,000 loss. In addition, we resolved five non-performing loans through repossession and sale of the underlying collateral, resulting in $297,000 in net charge-offs to the allowance for loan losses. We have not originated any heavy equipment commercial loans since May 2003 and have no current plans to originate such loans in the future.
      Cash and Cash Equivalents. Total cash and cash equivalents decreased by $7.3 million or 61.5% to $4.5 million at December 31, 2004 from $11.8 million at December 31, 2003 as we reduced excess liquidity and redeployed it into higher yielding loans and securities.
      Securities. Securities held-to-maturity increased by $26.7 million or 29.6% to $117.0 million at December 31, 2004 from $90.3 million at December 31, 2003. This increase was primarily attributable to the purchase of $48.1 million of callable agency securities and the purchase of $27.7 million of mortgage backed securities, partially offset by the call of $42.0 million of agency securities and repayments and prepayments of $7.1 million in mortgage backed securities during the twelve months ended December 31, 2004.
      Other Assets. Fixed assets remained at $5.7 million at both December 31, 2004 and 2003 as fixed asset purchases during 2004 approximately equaled the depreciation of fixed assets during the year ended December 31, 2004.

      Deposits. Deposit liabilities increased by $83.5 million or 32.9% to $337.2 million at December 31, 2004 from $253.7 million at December 31, 2003. The increase resulted primarily from an increase of $35.0 million or 21.5% in savings and club accounts to $197.9 million from $162.8 million, an increase of $38.4 million or 69.9% in time deposits to $93.2 million from $54.8 million, and an increase of $10.2 million or 28.4% in demand deposits to $46.2 million from $36.0 million. We achieved these growth rates through competitive pricing on select deposit products and personalized service.
      Borrowings. Borrowings decreased by $10.9 million or 43.5% to $14.1 million at December 31, 2004 from $25.0 million at December 31, 2003. This decrease resulted primarily from the maturity and subsequent reduction of $15.0 million of a $25.0 million FHLB advance partially offset by the issuance of pooled trust preferred securities totaling $4.1 million. The reduction in FHLB advances reflects management’s philosophy of reducing wholesale borrowings during a time of steadily increasing short-term interest rates so as to more closely monitor and reduce interest expense and to continue to fund balance sheet growth through more organic means.
      Shareholders’ Equity. Shareholders’ equity increased by $4.9 million or 23.0% to $26.0 million at December 31, 2004 from $21.2 million at December 31, 2003. This increase was primarily attributable to net income for the year ended December 31, 2004 of $3.6 million, cash totaling $1.1 million received from the exercise of stock options by directors, officers and employees and a tax benefit of $179,000 related to the exercise of stock options. At December 31, 2004, Bayonne Community Bank’s tier 1 leverage, tier 1 risk-based and total risk-based capital ratios were 7.75%, 11.84%, and 12.83% respectively.
Comparison of Financial Condition at December 31, 2003 and at December 31, 2002
      Total assets increased by $117.6 million, or 64.2%, to $300.7 million at December 31, 2003 from $183.1 million at December 31, 2002 as we continued to grow our deposit base and invest the deposits in loans and investments.
      Loans. Loans receivable increased by $66.7 million, or 54.6%, to $188.8 million at December 31, 2003 from $122.1 million at December 31, 2002. The increase resulted primarily from a $50.4 million increase in commercial and multi-family loans, net of amortization, a $14.2 million increase in home mortgages and construction loans net of amortization, a $3.1 million increase in consumer loans net of amortization, partially offset by an increase of $880,000 in the allowance for loan losses. The growth in loans receivable was primarily attributable to competitive pricing in a lower than normal interest rate environment and a vibrant local economy as real estate construction and rehabilitation was active during 2003.
      Cash and Cash Equivalents. Total cash and cash equivalents increased by $6.7 million, or 131.4%, to $11.8 million at December 31, 2003 from $5.1 million at December 31, 2002 in order to accumulate cash liquidity to facilitate loan closings in the near term.
      Securities. Investment securities held-to-maturity increased by $39.7 million, or 78.5%, to $90.3 million at December 31, 2003 from $50.6 million at December 31, 2002. This increase was primarily attributable to the purchase of $70.0 million of callable agency securities and the purchase of $6.0 million of mortgage-backed securities, which was partially offset by the call of $20.0 million of agency securities and $16.3 million of mortgage backed security repayments and prepayments during the twelve months ended December 31, 2003.
      Other Assets. Fixed assets increased by $3.1 million, or 119.2%, to $5.7 million at December 31, 2003 from $2.6 million at December 31, 2002. The increase in fixed assets resulted primarily from the rehabilitation of, and equipment purchased for, a leased facility, presently being used as a branch office, opened during the spring of 2003 and the acquisition, construction and outfitting of our 13,200 square foot corporate headquarters which opened during the fourth quarter of 2003.
      Deposits. Deposit liabilities increased by $90.2 million, or 55.2%, to $253.7 million at December 31, 2003 from $163.5 million at December 31, 2002. The increase resulted primarily from an increase of $46.5 million or 40.0% in savings and club accounts to $162.8 million from $116.3 million, an increase of

$34.8 million or 174.0% in time deposits to $54.8 million from $20.0 million, and an increase of $8.8 million or 32.4% in demand deposits to $36.0 million from $27.2 million. We have been able to achieve these growth rates through competitive pricing on select deposit products and personalized service.
      Borrowings. Borrowings were $25.0 million at December 31, 2003. We had no borrowings at December 31, 2002. We employed a leverage strategy funded with wholesale borrowings from the FHLB maturing in November 2004 and carrying a 1.48% interest rate to invest in two callable investment securities issued by the FHLB. The two investment securities have a final maturity of fifteen years, and consist of a $20.9 million investment yielding 6.05% and a $4.2 million investment yielding 6.00%.
      Shareholders’ Equity. Shareholders’ equity increased by $2.4 million, or 12.8%, to $21.2 million at December 31, 2003 from $18.8 million at December 31, 2002. The increase was wholly attributable to net income for the year ended December 31, 2003 of $2.4 million. At December 31, 2003, Bayonne Community Bank’s tier 1 leverage, tier 1 risk-based and total risk-based capital ratios were 7.02%, 10.47%, and 11.51% respectively.
Results of Operations
Results of Operations for the Nine Months Ended September 30, 2005 and 2004
      Net Income. Net income increased by $1.0 million or 41.1% to $3.5 million for the nine months ended September 30, 2005 from $2.5 million for the nine months ended September 30, 2004. The increase in net income is due to increases in net interest income and non-interest income, partially offset by increases in the provision for loan losses, non-interest expense and income taxes. Net interest income increased by $1.7 million or 16.5% to $11.7 million for the nine months ended September 30, 2005 from $10.1 million for the nine months ended September 30, 2004. This increase resulted primarily from an increase in average interest earning assets of $53.4 million or 15.8% to $391.0 million for the nine months ended September 30, 2005 from $337.6 million for the nine months ended September 30, 2004. The increase in average interest earning assets was funded primarily through an increase in average interest bearing liabilities of $43.6 million or 14.4% to $346.0 million for the nine months ended September 30, 2005 from $302.4 million for the nine months ended September 30, 2004. The increase in net interest income also reflects a slight increase in the net interest margin to 4.00% for the nine months ended September 30, 2005 from 3.97% for the nine months ended September 30, 2004.
      Interest Income. Interest income on loans receivable increased by $3.0 million or 28.0% to $13.7 million for the nine months ended September 30, 2005 from $10.7 million for the nine months ended September 30, 2004. The increase was primarily attributable to an increase in average loans receivable of $55.8 million or 26.1% to $269.3 million for the nine months ended September 30, 2005 from $213.5 million for the nine months ended September 30, 2004, and an increase in the average yield on loans receivable to 6.80% for the nine months ended September 30, 2005 from 6.69% for the nine months ended September 30, 2004. The increase in average loans reflects management’s philosophy to deploy funds in higher yielding instruments, specifically commercial real estate loans, in an effort to achieve higher returns.
      Interest income on securities held-to-maturity increased by $247,000 or 5.8% to $4.5 million for the nine months ended September 30, 2005 from $4.2 million for the nine months ended September 30, 2004. The increase was primarily due to an increase in the average balance of securities held-to-maturity of $13.2 million or 12.6% to $117.9 million for the nine months ended September 30, 2005 from $104.7 million for the nine months ended September 30, 2004 partially offset by a decrease in the average yield on securities held-to-maturity to 5.06% for the nine months ended September 30, 2005 from 5.39% for the nine months ended September 30, 2004. The increase in average balance reflects management’s philosophy to deploy funds in securities absent the opportunity to invest in higher yielding loans in an effort to achieve higher returns. The decrease in average yield reflects the lower interest rate environment for investment securities in 2005 as compared to 2004.
      Interest income on other interest-earning assets decreased by $94,000 or 77.7% to $27,000 for the nine months ended September 30, 2005 from $121,000 for the nine months ended September 30, 2004. This decrease was primarily due to a decrease of $15.6 million or 80.4% in the average balance of other interest-earning assets to $3.8 million for the nine months ended September 30, 2005 from $19.4 million for the nine months ended September 30, 2004 partially offset by a slight increase in the average yield on other interest-earning assets to 0.94% for the nine months ended September 30, 2005 from 0.83% for the nine months ended September 30, 2004. The decrease in average balance reflects management’s philosophy to deploy funds in higher yielding instruments such as commercial real estate loans and securities in an effort to achieve higher returns.
      Interest Expense. Total interest expense increased by $1.5 million or 30.6% to $6.5 million for the nine months ended September 30, 2005 from $5.0 million for the nine months ended September 30, 2004. The increase resulted primarily from an increase in average interest bearing liabilities of $43.6 million or 14.4% to $346.0 million for the nine months ended September 30, 2005 from $302.4 million for the nine months ended September 30, 2004, and an increase in the average cost of interest bearing liabilities to 2.51% for the nine months ended September 30, 2005 from 2.20% for the nine months ended September 30, 2004. The increase in the average cost of interest bearing liabilities reflects increasing short-term market interest rates between the nine-month period ending September 30, 2004 and the nine-month period ending September 30, 2005.
      Analysis of Net Interest Income. Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them, respectively.

      The following tables set forth balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, discounts and premiums, which are included in interest income.

	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004

	Average	Interest	Average	Average	Interest	Average
	Balance	Earned/Paid	Yield/Cost(4)	Balance	Earned/Paid	Yield/Cost(4)

	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$269,333	$13,741	6.80%	$213,522	$10,706	6.69%
Investment securities(1)	117,879	4,475	5.06	104,655	4,228	5.39

Interest-earning deposits	3,833	27	0.94	19,443	121	0.83

Total interest-earning assets	391,045	18,243	6.22%	337,620	15,055	5.95%

Interest-bearing liabilities:
Interest-bearing demand deposits	$20,910	217	1.38%	$19,857	209	1.40%
Money market deposits	2,358	32	1.81	2,522	37	1.96
Savings deposits	187,432	3,059	2.18	176,825	2,905	2.19
Certificates of deposit	109,632	2,511	3.05	76,634	1,512	2.63
Borrowings	25,693	696	3.61	26,580	327	1.64

Total interest-bearing liabilities	346,025	6,515	2.51%	302,418	4,990	2.20%

Net interest income		$11,728			$10,065

Interest rate spread(2)			3.71%			3.75%

Net interest margin(3)			4.00%			3.97%

Ratio of average interest-earning assets to average interest-bearing liabilities	113.01%			111.64%

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002

		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Yield/	Average	Earned/	Yield/	Average	Earned/	Yield/
	Balance	Paid	Cost	Balance	Paid	Cost	Balance	Paid	Cost

	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$221,257	$14,784	6.68%	$155,145	$10,745	6.93%	$83,734	$6,119	7.31%
Investment securities(1)	108,297	5,757	5.32	60,286	3,299	5.47	48,380	2,949	6.10

Interest-earning deposits	17,721	159	0.90	10,446	91	0.87	15,893	272	1.71

Total interest-earning assets	347,275	20,700	5.96%	225,877	14,135	6.26%	148,007	9,340	6.31%

Interest-bearing liabilities:
Interest-bearing demand deposits	$21,105	299	1.42%	$14,844	203	1.37%	$9,520	169	1.77%
Money market deposits	2,622	52	1.98	2,287	46	2.01	2,533	61	2.41
Savings deposits	181,383	3,981	2.20	141,749	3,235	2.28	99,057	2,761	2.79
Certificates of deposit	80,336	2,153	2.68	32,186	808	2.51	13,402	389	2.90
Borrowings	25,660	460	1.79	2,945	44	1.49	—	—	—

Total interest-bearing liabilities	311,106	6,945	2.23%	194,011	4,336	2.23%	124,512	3,380	2.71%

Net interest income		$13,755			$9,799			$5,960

Interest rate spread(2)			3.73%			4.03%			3.60%

Net interest margin(3)			3.96%			4.34%			4.03%

Ratio of average interest-earning assets to average interest-bearing liabilities	111.63%			116.42%			118.87%

(1)	Includes FHLB of New York stock.

(2)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	Average yields are computed using annualized interest income and expense for the periods.

      Rate/ Volume Analysis. The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) the allocation of changes in rate and volume; and (iv) the net change.

	Nine Months Ended September 30,

	2005 vs 2004

	Increase/(Decrease)
	Due to			Total
				Increase
	Volume	Rate	Rate/Volume	(Decrease)

	(In thousands)
Interest income:
Loans receivable	$2,798	$188	$49	$3,035
Investment securities	534	(255)	(32)	247
Interest-earning deposits with other banks	(97)	16	(13)	(94)

Total interest-earning assets	3,235	(51)	4	3,188

Interest expense:
Interest-bearing demand accounts	11	(3)	—	8
Money market	(2)	(3)	—	(5)
Savings and club	174	(18)	(2)	154
Certificates of deposit	651	243	105	999
Borrowing funds	(11)	393	(13)	369

Total interest-bearing liabilities	823	612	90	1,525

Change in net interest income	$2,412	$(663)	$(86)	$1,663

	Years Ended December 31,

	2004 vs. 2003				2003 vs. 2002

	Increase/(Decrease)				Increase/(Decrease)
	Due to				Due to
				Total				Total
			Rate/	Increase			Rate/	Increase
	Volume	Rate	Volume	(Decrease)	Volume	Rate	Volume	(Decrease)

	(In thousands)
Interest income:
Loans receivable	$4,580	$(379)	$(162)	$4,039	$5,218	$(320)	$(272)	$4,626
Investment securities	2,627	(94)	(75)	2,458	726	(302)	(74)	350
Interest-earning deposits with other banks	63	3	2	68	(93)	(134)	46	(181)

Total interest-earning assets	7,270	(470)	(235)	6,565	5,851	(756)	(300)	4,795

Interest expense:
Interest-bearing demand accounts	86	7	3	96	95	(38)	(23)	34
Money market	7	(1)	—	6	(6)	(10)	1	(15)
Savings and club	904	(113)	(45)	746	1,190	(501)	(215)	474
Certificates of deposit	1,209	55	81	1,345	545	(53)	(73)	419
Borrowed funds	338	9	69	416	—	—	44	44

Total interest-bearing liabilities	2,544	(43)	108	2,609	1,824	(602)	(266)	956

Change in net interest income	$4,726	$(427)	$(343)	$3,956	$4,027	$(154)	$(34)	$3,839

      Provision for Loan Losses. The provision for loan losses totaled $760,000 and $440,000 for the nine-month periods ended September 30, 2005 and 2004, respectively. The provision for loan losses is established based upon management’s review of the loan portfolio and consideration of a variety of factors including, but not limited to:

•	the risk characteristics of the loan portfolio,

•	current economic conditions,

•	actual losses previously experienced,

•	the level of loan growth, and

•	the existing level of reserves for loan losses that are probable and estimable.
      During the nine months ended September 30, 2005, we recorded $88,000 in net loan charge-offs. During the nine months ended September 30, 2004, we recorded $185,000 in loan charge-offs related to the foreclosure of five loans, which were resolved by our taking ownership of the underlying loan collateral. We had non-performing loans totaling $1.2 million or 0.40% of gross loans at September 30, 2005, $1.0 million or 0.40% of gross loans at December 31, 2004 and $945,000 or 0.40% of gross loans at September 30, 2004. The allowance for loan losses was $3.2 million or 1.10% of gross loans at September 30, 2005, $2.5 million or 1.01% of gross loans at December 31, 2004 and $2.4 million or 1.00% of gross loans at September 30, 2004. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In making its assessment, management utilizes a review of the loan portfolio prepared by Bayonne Community Bank’s internal auditor, who is a third party independent from Bayonne Community Bank. The internal auditor prepares this review on a quarterly basis. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require that we recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at September 30, 2005, December 31, 2004 and September 30, 2004.
      The following table sets forth an analysis of our allowance for loan losses, charge-offs, recoveries and provisions for loan losses.

	At or for the
	Nine Months
	Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000(1)

	(Dollars in thousands)
Allowance for loan losses at beginning of period	$2,506	$2,113	$2,113	$1,233	$412	$30	$—

Charge-offs:
One- to four-family residential	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—
Commercial and multi-family	—	—	—	—	—	—	—
Commercial business	81	220	332	—	10	—	—
Consumer	11	—	—	—	12	—	—

Total charge-offs	99	220	332	—	22	—	—

Recoveries	11	35	35	—	—	—	—

Net charge-offs	88	185	297	—	22	—	—

Provisions charged to operations	760	440	690	880	843	382	30

Ending allowance for loan losses	$3,178	$2,368	$2,506	$2,113	$1,233	$412	$30

Ratio of non-performing assets to total assets at the end of period	0.26%	0.30%	0.27%	0.13%	0.04%	—%	—%

Ratio of net charge-offs during the period to average loans outstanding during the period(2)	0.04%	0.12%	0.13%	—%	0.03%	—%	—%

Ratio of net charge-offs during the period to non-performing loans(2)	10.09%	26.10%	29.58%	—%	32.84%	—%	—%

(1)	Bayonne Community Bank commenced operations on November 1, 2000.

(2)	Annualized

      Non-Interest Income. Total non-interest income increased by $130,000 to $607,000 for the nine months ended September 30, 2005 from $477,000 for the nine months ended September 30, 2004. The increase in non-interest income included a $56,000 loss on sales of non-performing loans for the nine months ended September 30, 2004. We did not sell any such loans or record any gain or loss during the nine months ended September 30, 2005. The increase in non-interest income also resulted from increases of $28,000 on gain on sale of securities and $48,000 on gains on sale of loans originated for sale, partially offset by a $4,000 decrease in fees and service charges for the nine months ended September 30, 2005 and 2004. We sold securities originally designated as held-to-maturity based upon guidance set forth in SFAS 115; the transaction was reviewed by management and our independent external auditor. Following this review and analysis of the specific securities to be sold, the sales of securities were completed.
      Non-Interest Expense. Total non-interest expense increased by $52,000 or 0.9% to $6.0 million for the nine months ended September 30, 2005 from $5.9 million for the nine months ended September 30, 2004. The increase for the nine months ended September 30, 2005 was primarily due to an increase of

$320,000 or 6.8% in aggregate in the categories of salaries and benefits, occupancy, equipment and advertising expense. This increase was partially offset by a decrease of $268,000 or 22.3% in other non-interest expense. Other non-interest expense is comprised of directors’ fees, stationery, forms and printing, professional fees, legal fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses. The decrease in other non-interest expense is primarily attributable to decreased legal, professional and shareholder relations expense, as we incurred expenses associated with a proxy contest initiated by an opposing slate of directors during the nine months ended September 30, 2004. No comparable expenses were incurred during the nine months ended September 30, 2005.
      Income Taxes. Income tax expense increased $389,000 to $2.1 million for the nine months ended September 30, 2005 from $1.7 million for the nine months ended September 30, 2004 reflecting increased pre-tax income earned during the nine month time period ended September 30, 2005 partially offset by the formation of BCB Holding Company Investment Corp. (the “Investment Company”). The Investment Company, a New Jersey Investment Company, is subject to a state income tax rate of 3.6% as compared to the 9.0% rate paid by BCB Bancorp, Inc. and Bayonne Community Bank. The utilization of the Investment Company to hold investments during the nine months ended September 30, 2005 reduced consolidated income tax expenses by approximately $159,000 and reduced the consolidated effective income tax rate to 36.8% as compared to 40.0% for the nine months ended September 30, 2004.
Results of Operations for the Years Ended December 31, 2004 and 2003
      Net Income. Net income increased by $1.2 million or 51.1% to $3.6 million for the year ended December 31, 2004 from $2.4 million for the year ended December 31, 2003. The increase in net income was a result of increases in net interest income and non-interest income and a decrease in the provision for loan losses partially offset by increases in non-interest expense and income taxes. Net interest income increased by $4.0 million or 40.4% to $13.8 million for the year ended December 31, 2004 from $9.8 million for the year ended December 31, 2003. The increase resulted primarily from an increase in average net interest earning assets of $4.3 million or 13.5% to $36.2 million for the year ended December 31, 2004 from $31.9 million for the year ended December 31, 2003 partially offset by a decrease in our net interest margin to 3.96% for the year ended December 31, 2004 from 4.34% for the year ended December 31, 2003. The decrease in our net interest margin reflects the increases in shorter term interest rates during the second half of 2004, while long term rates trended slightly downward during the same time period.
      Interest Income. Interest income on loans receivable increased by $4.0 million or 37.6% to $14.8 million for the year ended December 31, 2004 from $10.8 million for the year ended December 31, 2003. The increase was primarily due to an increase in average loans receivable of $66.1 million or 42.6% to $221.3 million for the year ended December 31, 2004 from $155.1 million for the year ended December 31, 2003 partially offset by a decrease in the average yield on loans receivable to 6.68% for the year ended December 31, 2004 from 6.93% for the year ended December 31, 2003. The increase in the average balance of loans reflects management’s philosophy to deploy funds in higher yielding loans, specifically commercial real estate loans, as opposed to investments in lower yielding government securities. The decrease in average yield reflects the continued lower long-term interest rate environment in 2004.
      Interest income on securities increased by $2.5 million or 74.5% to $5.8 million for the year ended December 31, 2004 from $3.3 million for the year ended December 31, 2003. The increase was primarily attributable to an increase of $48.0 million or 79.6% in the average balance of securities to $108.3 million for the year ended December 31, 2004 from $60.3 million for the year ended December 31, 2003, partially offset by a decrease in the average yield on securities to 5.32% for the year ended December 31, 2004 from 5.47% for the year ended December 31, 2003. The increase in average balances reflects the redeployment of funds previously invested in short-term interest earning deposits and the ongoing leverage strategy utilizing FHLB advances.

      Interest income on other interest-earning assets, consisting primarily of federal funds sold, increased by $68,000 or 74.7% to $159,000 for the year ended December 31, 2004 from $91,000 for the year ended December 31, 2003. The increase was primarily due to an increase in the average balance of other interest-earning assets to $17.7 million for the year ended December 31, 2004 from $10.4 million for the year ended December 31, 2003 partially offset by a slight increase in the average yield on other interest-earning assets to 0.90% for the year ended December 31, 2004 from 0.87% for the year ended December 31, 2003. Our loan pipeline consistently totaled over $30.0 million during 2004. The increase in the average balance of other interest-earning assets reflected management’s philosophy to maintain a liquid source of funds to facilitate the prompt closing of loans.
      Interest Expense. Total interest expense increased by $2.6 million or 60.2% to $6.9 million for the year ended December 31, 2004 from $4.3 million for the year ended December 31, 2003. This increase resulted from an increase in average total interest bearing deposit liabilities of $94.4 million or 49.4% to $285.4 million for the year ended December 31, 2004 from $191.1 million for the year ended December 31, 2003, and an increase of $22.7 million in average borrowings to $25.7 million at December 31, 2004, from $2.9 million for the year ended December 31, 2003. The average cost of total interest bearing liabilities was 2.23% for the years ended December 31, 2004 and 2003.
      Provision for Loan Losses. The provision for loan losses totaled $690,000 and $880,000 for the years ended December 31, 2004 and 2003, respectively. The provision for loan losses is established based upon management’s review of our loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) the level of loan growth and (5) the existing level of reserves for loan losses that are possible and estimable. During 2004, we experienced $297,000 in net charge-offs (consisting of $332,000 in charge-offs and $35,000 in recoveries) related entirely to the liquidation of five heavy equipment commercial loans. As previously discussed, we decided to discontinue our origination of loans secured by heavy equipment. During 2003, there were no charge-offs or recoveries. We had non-accrual loans totaling $553,000 at December 31, 2004 and $67,000 at December 31, 2003. The allowance for loan losses was $2.5 million or 1.01% of gross total loans at December 31, 2004 as compared to $2.1 million or 1.11% of gross total loans at December 31, 2003. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In making its assessment, management utilizes a review of the loan portfolio prepared by its internal auditors. While management uses available information to recognize loses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require that we recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at both December 31, 2004 and 2003.
      Non-Interest Income. Total non-interest income increased by $143,000 or 29.8% to $623,000 for the year ended December 31, 2004 from $480,000 for the year ended December 31, 2003. The increase in non-interest income resulted primarily from a $150,000 increase in fees and service charges, a $42,000 increase in gain on sales of loans originated for sale, and a $7,000 increase in other income partially offset by the $56,000 loss in 2004 on the sale of non-performing loans secured by heavy equipment.
      Non-Interest Expense. Total non-interest expense increased by $2.3 million or 42.1% to $7.7 million for the year ended December 31, 2004 from $5.4 million for the year ended December 31, 2003. The increase in 2004 was primarily due to an increase of $1.2 million or 41.3% in salaries and employee benefits expense to $4.0 million for the year ended December 31, 2004 from $2.8 million for the year ended December 31, 2003 as we increased staffing levels and compensation in an effort to service our growing customer base. Full time equivalent employees increased to 75 at December 31, 2004 from 66 at December 31, 2003 and 34 at December 31, 2002. Equipment expense increased by $488,000 to $1.4 million for the year ended December 31, 2004 from $940,000 for the year ended December 31, 2003. The primary component of this expense relates to the increased costs of our data service provider reflecting the overall growth of our balance sheet. Occupancy expense increased by $244,000 to $655,000 for the year ended December 31, 2004 from $411,000 for the year ended December 31, 2003 as we incurred a full year’s worth of occupancy expense on the two offices opened during 2003. Advertising expense decreased by $8,000 to $161,000 for the year ended December 31, 2004 from $169,000 for the year ended December 31, 2003. Other non-interest expense increased by $384,000 to $1.4 million for the year ended December 31, 2004 from $1.1 million for the year ended December 31, 2003. The increase in other non-interest expense was primarily attributable to increased legal, professional and shareholder relations expense we incurred during the year ended December 31, 2004 associated with a proxy contest. Other non-interest expense is comprised of directors’ fees, stationery, forms and printing, professional fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.
      Income Taxes. Income tax expense increased by $794,000 or 49.2% to $2.4 million for the year ended December 31, 2004 from $1.6 million for the year ended December 31, 2003 reflecting pre-tax income of $6.0 million earned during the year ended December 31, 2004 compared to pre-tax income of $4.0 million earned during the year ended December 31, 2003.
Results of Operations for the Years Ended December 31, 2003 and 2002
      Net Income. Net income increased by $1.1 million, or 84.6%, to $2.4 million for the year ended December 31, 2003 from $1.3 million for the year ended December 31, 2002. The increase in net income resulted from increases in net interest income and non-interest income, which were partially offset by increases in the provision for loan losses, non-interest expense and income taxes. Net interest income increased by $3.8 million, or 63.3%, to $9.8 million for the year ended December 31, 2003 from $6.0 million for the year ended December 31, 2002. This increase resulted primarily from an increase in average net interest earning assets of $8.4 million, or 35.7%, to $31.9 million for the year ended December 31, 2003 from $23.5 million for the year ended December 31, 2002, and an increase in the net interest margin to 4.34% for the year ended December 31, 2003 from 4.03% for the year ended December 31, 2002. The increase in our net interest margin reflected management’s ability to invest a large percentage of our deposit base in higher yielding, conservatively underwritten loans and federally-sponsored United States Government agency securities.
      Interest Income. Interest income on loans receivable increased by $4.6 million, or 75.4%, to $10.7 million for the year ended December 31, 2003 from $6.1 million for the year ended December 31, 2002. This increase was primarily due to an increase in average loans receivable of $71.4 million, or 85.3%, to $155.1 million for the year ended December 31, 2003 from $83.7 million for the year ended December 31, 2002, which was partially offset by a decrease in the average yield on loans receivable to 6.93% for the year ended December 31, 2003 from 7.31% for the year ended December 31, 2002. The increase in the average balance of loans reflected management’s strategy of deploying funds in higher yielding loans, specifically commercial real estate loans as opposed to lower yielding investments in government securities. The decrease in average yield reflects the lower interest rate environment in 2003 as compared to 2002.
      Interest income on securities increased by $350,000, or 11.9%, to $3.3 million for the year ended December 31, 2003 from $2.9 million for the year ended December 31, 2002. The increase was primarily attributable to an increase in the average balance of investment securities of $11.9 million, or 24.6%, to $60.3 million for the year ended December 31, 2003 from $48.4 million for the year ended December 31, 2002, which was partially offset by a decrease in the average yield on investment securities to 5.47% for the year ended December 31, 2003 from 6.10% for the year ended December 31, 2002. The increase in average balances of securities reflects the redeployment of funds previously invested in short-term interest earning deposits and the use of borrowings that were invested in short-term investments to secure a positive short-term interest rate spread.
      Interest income on other interest-earning assets consisting primarily of federal funds sold decreased by $181,000, or 66.5%, to $91,000 for the year ended December 31, 2003 from $272,000 for the year ended

December 31, 2002. This decrease was primarily due to a decrease in the average balance of other interest-earning assets to $10.4 million for the year ended December 31, 2003 from $15.9 million for the year ended December 31, 2002, and a decrease in the average yield on other interest-earning assets to 0.87% for the year ended December 31, 2003 from 1.71% for the year ended December 31, 2002. The decrease in the average balance reflects management’s decision to deploy funds in higher yielding loans and securities and the decrease in average yield reflects the lower interest rate environment in 2003 as compared to 2002.
      Interest Expense. Total interest expense increased by $956,000, or 28.3%, to $4.3 million for the year ended December 31, 2003 from $3.4 million for the year ended December 31, 2002. This increase resulted from an increase in average total interest bearing deposits of $66.6 million, or 53.5%, to $191.1 million for the year ended December 31, 2003 from $124.5 million for the year ended December 31, 2002, and $2.9 million in average borrowings during the year ended December 31, 2003, compared to no borrowings during the prior year, which was partially offset by a decrease in the average cost of interest bearing liabilities to 2.23% for the year ended December 31, 2003 from 2.71% for the year ended December 31, 2002. The decrease in average cost reflects the lower interest rate environment in 2003 as compared to 2002.
      Provision for Loan Losses. The provision for loan losses totaled $880,000 and $843,000 for the years ended December 31, 2003 and 2002 respectively. The provision for loan losses is established based upon management’s review of our loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) the level of loan growth and (5) the existing level of reserves for loan losses that are possible and estimable. We had non-accrual loans totaling $67,000 at December 31, 2003 and at December 31, 2002. The allowance for loan losses stood at $2.1 million or 1.1% of gross total loans at December 31, 2003, as compared to $1.2 million or 1.0% of gross total loans at December 31, 2002. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In making its assessment, management utilizes a review of the loan portfolio prepared by its independent internal auditor. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require that we recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at both December 31, 2003 and 2002.
      Non-Interest Income. Total non-interest income increased by $144,000, or 42.9%, to $480,000 for the year ended December 31, 2003 from $336,000 for the year ended December 31, 2002. The increase in non-interest income resulted primarily from a $53,000 increase in fees and service charges, a $94,000 increase in gain on sales of loans originated for sale as we initiated a program within our mortgage banking division to sell select fixed-rate mortgages in the secondary market, and a $5,000 increase in other income, which was partially offset by an $8,000 decrease in gain on sales of securities available for sale.
      Non-Interest Expense. Total non-interest expense increased by $2.1 million, or 63.6%, to $5.4 million for the year ended December 31, 2003 from $3.3 million for the year ended December 31, 2002. The increase in 2003 was primarily due to an increase of $1.2 million, or 75.0%, in salaries and employee benefits expense to $2.8 million for the year ended December 31, 2003 from $1.6 million for the year ended December 31, 2002 as we increased staffing levels and compensation in an effort to service our growing customer base. Full time equivalent employees increased to 66 at December 31, 2003 from 34 at December 31, 2002. Equipment expense increased by $294,000 to $940,000 for the year ended December 31, 2003 from $646,000 for the year ended December 31, 2002. The primary component of this expense relates to the increased costs of our data service provider reflecting the overall growth of our assets. Occupancy expense increased by $164,000 to $411,000 for the year ended December 31, 2003 from $247,000 for the year ended December 31, 2002, and advertising expense increased by $90,000 to $169,000 for the year ended December 31, 2003 from $79,000 for the year ended December 31, 2002, primarily as a result of the opening of two new offices during the year ended December 31, 2003 and the increased advertising expense to promote them. Other non-interest expense increased by $309,000 to $1.1 million for the year ended December 31, 2003 from $748,000 for the year ended December 31, 2002. Other non-interest expense is comprised of directors’ fees, stationery, forms and printing, professional fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.
      Income Taxes. Income tax expense increased by $742,000, or 85.1%, to $1.6 million for the year ended December 31, 2003 from $872,000 for the year ended December 31, 2002 reflecting pre-tax income of $4.0 million for the year ended December 31, 2003 compared to pre-tax income of $2.2 million earned for year ended December 31, 2002.
Liquidity and Capital Resources
      Our funding sources include income from operations, deposits and borrowings, and principal payments on loans and investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by the general level of interest rates, economic conditions and competition.
      Our primary investing activities are the origination of commercial and multi-family real estate loans, one- to four-family residential real estate loans, construction, commercial business and consumer loans, as well as the purchase of mortgage-backed and other investment securities. During the nine months ended September 30, 2005, loan originations totaled $103.0 million compared to $92.0 million for the nine months ended September 30, 2004. During 2004, loan originations totaled $110.8 million, compared to $105.0 million and $90.5 million for 2003 and 2002, respectively. The increase in loan originations reflects management’s efforts to increase our total assets, the continued focus on increasing commercial and multi-family lending operations and the strong refinance market during 2005 and 2004.
      During the nine months ended September 30, 2005, cash flow provided by the calls, sales, maturities and principal repayments and prepayments received on securities held to maturity amounted to $31.3 million as compared to $14.7 million for the nine months ended September 30, 2004. Deposit growth provided $14.6 million and $74.7 million of funding to facilitate asset growth for the nine months ended September 30, 2005 and 2004, respectively. Borrowings provided $50.4 million and $4.1 million for the nine months ended September 30, 2005 and 2004, respectively and were primarily used as an augmentation to deposit growth to fund asset growth and to provide additional regulatory capital.
      During 2004, cash flow provided by the calls and maturities and principal payments received on securities held to maturity amounted to $49.1 million compared to $36.3 million and $13.1 million in 2003 and 2002. Deposit growth provided $83.6 million, $90.1 million and $61.8 million of funding for the years ending December 31, 2004, 2003 and 2002, respectively. During 2004, we borrowed $4.1 million through the issuance of $4.1 million in trust preferred securities and repaid $15.0 million in FHLB borrowings.
      During 2003, we borrowed $25.0 million in FHLB advances. We had no borrowings during 2002.
Off-Balance Sheet Arrangements and Contractual Obligations
      Off-Balance Sheet Arrangements. In the ordinary course of business we extend commitments to originate residential and commercial loans and other consumer loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since we do not expect all of the commitments to be funded, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. Collateral may be obtained based upon management’s assessment of the customers’ creditworthiness. Commitments to extend credit may be written on a fixed rate basis exposing us to interest rate risk given the possibility that market rates may change between the commitment date and the actual extension of credit. We had outstanding commitments to originate and fund loans of approximately $44.7 million, $38.8 million and $33.2 million at September 30, 2005, December 31, 2004 and 2003, respectively.
      Contractual Obligations. The following table sets forth our contractual obligations and commercial commitments at December 31, 2004.

	December 31, 2004

	Payments Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(In thousands)
Borrowed money	$14,124	$10,000	$—	$—	$4,124
Lease obligations	282	156	126	—	—
Certificates of deposit with original maturities of one year or more	78,799	39,986	32,761	6,052	—

Total	$93,205	$50,142	$32,887	$6,052	$4,124

Recent Accounting Pronouncements
      Accounting for Share-based Payments. In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment”. Statement No. 123 (revised) replaces Statement No. 123 and supersedes APB Opinion No. 25. Statement No. 123 (revised) requires compensation costs related to share based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro form amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.
      On April 14, 2005, the Securities and Exchange Commission (the “SEC”) adopted a new rule that amends the compliance dates for Statement No. 123 (revised). Under the new rule, we are required to adopt Statement No. 123 (revised) in the first annual period beginning after June 15, 2005. Early application of Statement No. 123 (revised) is encouraged, but not required. Accordingly, we are required to record compensation expense for all new awards granted and any awards modified after January 1, 2006. In addition, the transition rules under SFAS No. 123 (revised 2004) will require that, for all awards outstanding at January 1, 2006, for which the requisite service has not yet been rendered, compensation cost be recorded as such service is rendered after January 1, 2006.
      The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements as restatements of previously reported periods will not be required. However, our stock option awards generally require a service period which extends beyond the effective date of SFAS No. 123 (revised 2004) and, accordingly, we will be required to record compensation expense on such awards beginning on January 1, 2006. The Board of Directors of BCB Bancorp, Inc. intends to consider accelerating the vesting of stock options to a date that is prior to January 1, 2006. If such vesting is accelerated, no compensation expense relating to existing stock options would need to be recognized in 2005 or future years. Our preliminary analysis indicates that should we not accelerate the vesting of the stock options, compensation expense, net of income tax benefits, related to awards expected to exist at January 1, 2006, which will require future service by grantees, will be $379,000 in 2006, $301,000 in 2007 and $128,000 in 2008.
      Accounting For Variable Interest Entities. In December 2003, the FASB issued a revision to Interpretation 46, “Consolidation of Variable Interest Entities,” which established standards for identifying a variable interest entity (“VIE”) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIE is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this interpretation to all other types of VIE at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not had and is not expected to have a material effect on our financial position or results of operations.
      Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). This Statement established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity as well as their classification in the company’s statement of financial position. It requires that the company classify a financial instrument that is within its scope as a liability when that instrument embodies an obligation of the issuer. SFAS No. 150 did not have any impact on our consolidated financial statements.
      Amendment of Statement 133 on Derivative Instruments and Hedging Activities. On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. With a number of exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.
      Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. We do not have any financial letters of credit at September 30, 2005 or at December 31, 2004.
Management of Market Risk
      Qualitative Analysis.     The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/ Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/ Liability Committee, which consists of senior management and outside directors operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

      Quantitative Analysis.     The following table presents our net portfolio value (“NPV”). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of September 30, 2005. Assumptions have been made by us relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either the maturity date or the next scheduled call date based upon management’s judgment of whether the particular security would be called in the current interest rate environment and under assumed interest rate scenarios. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were scheduled with an assumed term of 24 months. The NPV at “PAR” represents the difference between our estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for a decrease of 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of September 30, 2005. The following sets forth our NPV as of September 30, 2005.

				NPV as a % of Assets
	Net Portfolio	$ Change from	% Change from
Change in Calculation	Value	PAR	PAR	NPV Ratio	Change

	(Dollars in thousands)
+300bp	$31,877	$(25,917)	(44.84)%	7.88%	(501	)bp
+200bp	41,510	(16,284)	(28.18)	9.92	(297	)bp
+100bp	50,142	(7,652)	(13.24)	11.58	(131	)bp
PAR	57,794	—	—	12.89	—
-100bp	59,439	1,645	2.85	12.96	7	bp
-200bp	54,847	(2,897)	(5.01)	11.78	(111	)bp

bp-basis points
      The table above indicates that at September 30, 2005, in the event of a 100 basis point decrease in interest rates, we would experience a 2.85% increase in NPV. In the event of a 100 basis point increase in interest rates, we would experience a 13.24% decrease in NPV.
      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income, and will differ from actual results.

BUSINESS OF BCB BANCORP, INC.
      BCB Bancorp, Inc. is a New Jersey corporation, which on May 1, 2003 became the holding company parent of Bayonne Community Bank. We have not engaged in any significant business activity other than owning all of the outstanding common stock of Bayonne Community Bank. Our executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002. Our telephone number is (201) 823-0700. At September 30, 2005, we had $446.9 million in consolidated assets, $351.9 million in consolidated deposits and $29.2 million in consolidated shareholders’ equity. We are subject to extensive regulation by the FRB.
      Bayonne Community Bank’s business objective is to be a customer-driven financial institution focused on providing value to customers by delivering products and services matched to customer needs. We emphasize personal relationships and localized decision making. Our Board of Directors and our senior management have extensive experience and contacts in the Bayonne marketplace and are an important source of new business opportunities. In addition, the consolidation of the banking industry in Hudson County, New Jersey has created a need for customer-driven banking services.
      Our business plan emphasizes both profitability and growth. On an operational basis, we achieved profitability in our tenth month of operation. For the nine month period ended September 30, 2005, our return on average equity was 16.42% and our return on average assets was 1.18%. Our earnings per share grew from $0.43 for the year ended December 31, 2002 to $1.19 for the twelve months ended September 30, 2005, a compound annual growth rate of 44.2%. We achieved this earnings growth by focusing on core deposits and by controlling our non-interest expenses. This has been accomplished during a period of significant asset growth. From September 30, 2002 to September 30, 2005, our assets have grown from $169.3 million to $446.9 million. Management is committed to maintaining profitability while continuing to grow loans and deposits.
Business Strategy
      Our business strategy is to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. Managements’ and the Board of Directors’ extensive knowledge of the Hudson County market differentiates us from our competitors. Our business strategy incorporates the following elements: maintaining a community focus, focusing on profitability, continuing our growth, concentrating on real estate based lending, capitalizing on market dynamics, providing attentive and personalized service and attracting highly qualified and experienced personnel.
      Maintaining a community focus. Our management and Board of Directors have strong ties to the Bayonne community. Many members of the management team are Bayonne natives and are active in the community through non-profit board membership, local business development organizations, and industry associations. In addition, our board members are well established professionals and business people in the Bayonne area. Management and the Board are interested in making a lasting contribution to the Bayonne community and have succeeded in attracting deposits and loans through attentive and personalized service.
      Focusing on profitability. On an operational basis, we achieved profitability in our tenth month of operation. For the nine month period ended September 30, 2005, our return on average equity was 16.42% and our return on average assets was 1.18%. Our earnings per share grew from $0.43 for the year ended December 31, 2002 to $1.19 for the twelve months ended September 30, 2005, a compound annual growth rate of 44.2%. We achieved this earnings growth by focusing on low-cost deposits and by tightly controlling our non-interest expenses. Management is committed to maintaining profitability by diversifying the services we offer. We have a mortgage banking division as well as a leasing division to increase our fee-based income.
      Continuing our growth. We have consistently increased our assets. From September 30, 2002 to September 30, 2005, our assets have increased from $169.3 million to $446.9 million. Over the same time period, our loan balances have increased from $101.2 million to $286.1 million while deposits have increased from $150.2 million to $351.9 million. In addition, we have maintained our asset quality ratios while growing the loan portfolio. At September 30, 2005, our non-performing assets to total assets ratio was 0.26%.
      Concentrating on real estate-based lending. A primary focus of our business strategy is to originate loans secured by commercial and multi-family properties. Such loans provide higher returns than loans secured by one- to four-family real estate. As a result of our underwriting practices, including debt service requirements for commercial real estate and multi-family loans, management believes that such loans offer us an opportunity to obtain higher returns.
      Capitalizing on market dynamics. The consolidation of the banking industry in Hudson County has created the need for a customer focused banking institution. This consolidation has moved decision making away from local, community-based banks to much larger banks headquartered outside of New Jersey.
      Providing attentive and personalized service. Management believes that providing attentive and personalized service is the key to gaining deposit and loan relationships in Bayonne and its surrounding communities. Since inception, our branches have been open 7 days per week.
      Attracting highly experienced and qualified personnel. An important part of our strategy is to hire bankers who have prior experience in the Hudson County market as well as pre-existing business relationships. Our management team has an average of 27 years of banking experience, while our lenders and branch personnel have significant prior experience at community banks and regional banks in Hudson County. It is a fundamental belief of management that having knowledge of the Hudson County market is a critical element in the success of Bayonne Community Bank. Management’s extensive knowledge of the local communities has allowed us to develop and implement a highly focused and disciplined approach to lending and has enabled the bank to attract a high percentage of low cost deposits.
Our Market Area
      We are located in the City of Bayonne, Hudson County, New Jersey. Our locations and hours of operation are intended to provide convenient services to businesses and individuals throughout our market area.
      Our market area includes the city of Bayonne, Jersey City and portions of Hoboken, New Jersey. These areas are all considered “bedroom” or “commuter” communities to Manhattan. These areas have all experienced strong growth in median household incomes and are projected to equal or exceed historical growth over the next five years. Our market area is well-served by a network of arterial roadways including Route 440 and the New Jersey Turnpike.
      Our market area has a high level of commercial business activity. Businesses are concentrated in the service sector and retail trade areas. Major employers in our market area include Bayonne Medical Center and the Bayonne Board of Education.
Competition
      The banking business in New Jersey is extremely competitive. We compete for deposits and loans with existing New Jersey and out-of-state financial institutions that have longer operating histories, larger capital reserves and more established customer bases. Our competition includes large financial services companies and other entities in addition to traditional banking institutions such as savings and loan associations, savings banks, commercial banks and credit unions.
      Our larger competitors have a greater ability to finance wide-ranging advertising campaigns through their greater capital resources. Our marketing efforts depend heavily upon referrals from officers, directors and shareholders, selective advertising in local media and direct mail solicitations. We compete for business principally on the basis of personal service to customers, customer access to our officers and directors and competitive interest rates and fees.
      In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications that were once clearly defined. Banks have been forced to diversify their services, increase rates paid on deposits and become more cost effective, as a result of competition with one another and with new types of financial services companies, including non-banking competitors. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors could affect our business prospects.
Lending Activities
      Our primary lending activity is the origination of loans secured by commercial and multi-family real estate and loans secured by one- to four-family properties. To a lesser extent we originate commercial business and consumer loans. Most of our loan customers and the real estate collateralizing our real estate loans are concentrated in the State of New Jersey.
      Commercial and Multi-family Real Estate Loans. Our commercial and multi-family real estate loans are secured by commercial real estate (for example, shopping centers, medical buildings, retail offices) and multi-family residential units, consisting of five or more units. Permanent loans on commercial and multi-family properties are generally originated in amounts up to 75% of the appraised value of the property. Our commercial real estate loans are secured by improved property such as office buildings, retail stores, warehouses, church buildings and other non-residential buildings. Commercial and multi-family real estate loans are generally made at rates that adjust above the five-year U.S. Treasury interest rate, with terms of up to 25 years, or are balloon loans that generally mature in five to ten years with principal amortization for a period of up to 30 years. Our largest commercial loan had a principal balance of $2.6 million at September 30, 2005, and was secured by a mixed use property comprised of retail and office facilities. Our largest multi-family loan had a principal balance of $1.5 million at September 30, 2005. Both loans were performing in accordance with their terms on that date.
      Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential real estate loans. The borrower’s creditworthiness and the feasibility and cash flow potential of the project is of primary concern in commercial and multi-family real estate lending. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. We intend to continue emphasizing the origination of loans secured by commercial real estate and multi-family properties.
      One- to Four-Family Residential Loans. Our one- to four-family residential real estate loans are secured by property located in the State of New Jersey. We generally originate one- to four-family residential real estate loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. We will originate loans with loan-to-value ratios up to 90% provided the borrowers obtain private mortgage insurance. We originate both fixed rate and adjustable rate loans. One- to four-family loans may have terms of up to 30 years. The majority of fixed rate one- to four-family loans we originate for retention in our portfolio have terms not greater than 15 years. We offer adjustable-rate loans with fixed rate periods of up to five years, with principal and interest calculated using a maximum 30-year amortization period. We offer these loans with a fixed rate for the first five years with repricing following every year after the initial period. Adjustable rate loans may adjust up to 200 basis points annually and 600 basis points over the term of the loan. In August 2003 through our mortgage banking division, we began to broker for a third party lender one- to four-family residential loans, which were primarily fixed-rate loans with terms of 30 years. Our mortgage loan brokerage activities permit us to offer customers longer-term, fixed-rate loans we would not otherwise originate while providing a source of fee income. During the nine months ended September 30, 2005 and during the year ended December 31, 2004, we brokered $9.9 million and $12.0 million, respectively, in one- to four-family loans and received $157,000 and $136,000, respectively, in fee income from the sale of such loans.

      All of our one- to four-family mortgages include “due on sale” clauses, which are provisions giving us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.
      Property appraisals on real estate securing our single-family residential loans are made by state certified and licensed independent appraisers approved by the Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. At our discretion, we obtain either title insurance policies or attorneys’ certificates of title, on all first mortgage real estate loans originated. We also require fire and casualty insurance on all properties securing our one- to four-family loans. We also require the borrower to obtain flood insurance where appropriate. In some instances, we charge a fee equal to a percentage of the loan amount commonly referred to as points.
      Construction Loans. We offer loans to finance the construction of various types of commercial and residential property. We originated $27.5 million and $19.3 million of such loans during the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. Construction loans to builders generally are offered with terms of up to eighteen months and interest rates are tied to prime rate plus a margin. These loans generally are offered as adjustable-rate loans. We will originate residential construction loans for individual borrowers and builders, provided all necessary plans and permits are in order. Construction loan funds are disbursed as the project progresses. At September 30, 2005, our largest construction loan was $2.2 million of which $175,000 was disbursed. This construction loan has been made for the construction of residential properties. At September 30, 2005, this loan was performing in accordance with its terms.
      Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. Additionally, if the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.
      Home Equity Loans and Lines of Credit. We offer home equity loans and lines of credit that are secured by the borrower’s primary residence. Our home equity loans can be structured as loans that are disbursed in full at closing or as lines of credit. Home equity loans and lines of credit are offered with terms up to 15 years. Virtually all of our home equity loans are originated with fixed rates of interest and home equity lines of credit are originated with adjustable interest rates tied to the prime rate. Home equity loans and lines of credit are underwritten under the same criteria that we use to underwrite one- to four-family loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan. At the time we close a home equity loan or line of credit, we file a mortgage to perfect our security interest in the underlying collateral. At September 30, 2005, the outstanding balances of home equity loans and lines of credit totaled $25.4 million, or 8.77% of our loan portfolio.
      Commercial Business Loans. Our commercial business loans are underwritten on the basis of the borrower’s ability to service such debt from income. Our underwriting standards for commercial business loans include a review of the applicant’s tax returns, financial statements, credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan based on cash flow generated by the applicant’s business. Commercial business loans are generally made to small and mid-sized companies located within the State of New Jersey. In most cases, we require collateral of equipment, accounts receivable, inventory, chattel or other assets before making a commercial business loan. Our largest commercial business loan at September 30, 2005 had a principal balance of $2.3 million and was secured by equity marketable securities. We have also received personal guarantees from the borrower, principals of the borrower and a director of BCB Bancorp, Inc.

      Commercial business loans generally have higher rates and shorter terms than one- to four-family residential loans, but they may also involve higher average balances and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
      Consumer Loans. We make various types of secured and unsecured consumer loans and loans that are collateralized by new and used automobiles. Consumer loans generally have terms of three years to ten years.
      Consumer loans are advantageous to us because of their interest rate sensitivity, but they also involve more credit risk than residential mortgage loans because of the higher potential for default, the nature of the collateral and the difficulty in disposing of the collateral.
      Loan Approval Authority and Underwriting. We establish various lending limits for executive management and also maintain a loan committee. The loan committee is comprised of the Chairman of the Board, the President, the Senior Lending Officer and five non-employee members of the Board of Directors. The President or the Senior Lending Officer, together with one other loan officer, have authority to approve applications for real estate loans up to $500,000, other secured loans up to $500,000 and unsecured loans up to $25,000. The loan committee considers all applications in excess of the above lending limits and the entire Board of Directors ratifies all such loans.
      Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal is required for the underwriting of all one- to four-family loans. We may rely on an estimate of value of real estate performed by our Senior Lending Officer for home equity loans or lines of credit of up to $250,000. Appraisals are processed by state certified independent appraisers approved by the Board of Directors.
      An attorney’s certificate of title is required on all newly originated real estate mortgage loans. In connection with refinancing and home equity loans or lines of credit in amounts up to $250,000, we will obtain a record owner’s search in lieu of an attorney’s certificate of title. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property that is located in a flood zone.
      Loan Commitments. Written commitments are given to prospective borrowers on all approved real estate loans. Generally, we honor commitments for up to 60 days from the date of issuance. At September 30, 2005, our outstanding loan origination commitments totaled $18.5 million.
Non-performing and Problem Assets
      Loan Delinquencies. We send a notice of nonpayment to borrowers when their mortgage loan becomes 15 days past due. If such payment is not received by month end, an additional notice of nonpayment is sent to the borrower. After 60 days, if payment is still delinquent, a notice of right to cure default is sent to the borrower giving 30 additional days to bring the loan current before foreclosure is commenced. If the loan continues in a delinquent status for 90 days past due and no repayment plan is in effect, foreclosure proceedings will be initiated.
      Loans are reviewed and are placed on a non-accrual status when the loan becomes more than 120 days delinquent or when, in our opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. At September 30, 2005, we had $1.2 million in non-accruing loans. Our largest exposure of non-performing loans at that date, consisted of three loans to a borrower, which in the aggregate had a principal balance of $872,000. Two of the loans comprising this lending relationship are secured by a commercial building, as to which the total loan amount outstanding was $555,000. The third loan is secured by equipment. In January 2005, we had an appraisal completed on the commercial building. At that time, the property was appraised for $995,000. The borrower has filed for bankruptcy protection, consequently, we cannot be assured that we will not incur a loss on our loans to this borrower. As of September 30, 2005, we had no other loans which were delinquent 90 days or more and accruing.
      A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. We have determined that first mortgage loans on one- to four-family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are collectively evaluated. Additionally, we have determined that an insignificant delay (less than 90 days) will not cause a loan to be classified as impaired and a loan is not impaired during a period of delay in payment, if we expect to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. We independently evaluate all loans identified as impaired. We estimate credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is derived from the sale or operation of such collateral. Impaired loans, or portions of such loans, are charged off when we determine that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income. At September 30, 2005, we did not have any loans deemed to be impaired.
      Classified Assets. Our policies provide for a classification system for problem assets. Under this classification system, problem assets are classified as “substandard,” “doubtful,” “loss,” or “special mention.” An asset is considered substandard if it is inadequately protected by its current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that “some loss” will be sustained if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present makes “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted, and the loan is charged-off. Assets may be designated special mention because of potential weaknesses that do not currently warrant classification in one of the aforementioned categories.
      When we classify problem assets, we may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining our regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. At September 30, 2005, we had $608,000 in assets classified as doubtful, $1.2 million in assets classified as substandard and $30,000 in assets classified as special mention. The loans classified as doubtful and substandard represent primarily commercial loans secured either by residential real estate, commercial real estate or heavy equipment. The loans which have been classified substandard were classified primarily because either updated financial information has not been timely provided, or the collateral underlying the loan is in the process of being revalued.
      In addition to loans that have been classified, management has identified a lending relationship that merits additional scrutiny for reasons unrelated to the performance of the loans. This borrowing relationship consists of six loans, which had a total principal balance at September 30, 2005 of $1.8 million. The largest single loan had a total principal balance at September 30, 2005 of $403,000. The six loans are secured by mixed-use real estate. The loans in the aggregate have a loan to value ratio of 70%. These loans are currently performing in accordance with their terms.
      Allowances for Loan Losses. A provision for loan losses is charged to operations based on management’s evaluation of the losses that may be incurred in our loan portfolio. The evaluation, including a review of all loans on which full collectibility of interest and principal may not be reasonably assured, considers: (i) known and inherent risks in our portfolio, (ii) adverse situations that may affect the borrower’s ability to repay, (iii) the estimated value of any underlying collateral, and (iv) current economic conditions.
      We monitor our allowance for loan losses and make additions to the allowance as economic conditions dictate. Although we maintain our allowance for loan losses at a level that we consider adequate for the inherent risk of loss in our loan portfolio, future losses could exceed estimated amounts and additional provisions for loan losses could be required. In addition, our determination of the amount of the allowance for loan losses is subject to review by the New Jersey Department of Banking and Insurance and the FDIC, as part of their examination process. After a review of the information available, our regulators might require the establishment of an additional allowance. Any increase in the loan loss allowance required by regulators would have a negative impact on our earnings.
Investment Activities
      Investment Securities. We are required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) our judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) our projections as to the short-term demand for funds to be used in loan origination and other activities. Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management’s intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity.
      Current regulatory and accounting guidelines regarding investment securities require us to categorize securities as “held to maturity,” “available for sale” or “trading.” As of September 30, 2005, we had $141.6 million of securities classified as “held to maturity,” and no securities classified as available for sale or trading. Securities classified as “available for sale” are reported for financial reporting purposes at the fair market value with net changes in the market value from period to period included as a separate component of shareholders’ equity, net of income taxes. At September 30, 2005, our securities classified as held-to-maturity had a market value of $140.5 million. Changes in the market value of classified as securities held-to-maturity do not affect our income. Management has the intent and we have the ability to hold securities classified as held to maturity. During the nine months ended September 30, 2005, we had securities sales of $7.3 million consisting of mortgage backed securities and U.S. Government and agency securities. The sales were made in reliance upon guidance set forth in SFAS 115 relating to the sale of securities classified as held-to-maturity, when over 85% of the original principal balance of the securities had been repaid, or where there was a significant probability of the securities being called within three months.
      At September 30, 2005, our investment policy allowed investments in instruments such as: (i) U.S. Treasury obligations; (ii) U.S. federal agency or federally sponsored agency obligations; (iii) mortgage-backed securities; and (iv) certificates of deposit. The Board of Directors may authorize additional investments. At September 30, 2005, our U.S. Government agency securities totaled $109.1 million, all of which were classified as held to maturity and which primarily consisted of callable securities issued by government sponsored enterprises.
      As a source of liquidity and to supplement our lending activities, we have invested in residential mortgage-backed securities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors, like us. The government-sponsored enterprises guarantee the payment of principal and interest to investors and include Freddie Mac, Ginnie Mae, and Fannie Mae.
      Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgage loans that have interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.
Sources of Funds
      Our major external source of funds for lending and other investment purposes are deposits. Funds are also derived from the receipt of payments on loans and prepayment of loans and maturities of investment securities and mortgage-backed securities and borrowings. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.
      Deposits. Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including demand, NOW, savings and club accounts, money market accounts, and term certificate accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.
      The interest rates paid by us on deposits are set at the direction of our senior management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, and our growth goals and applicable regulatory restrictions and requirements. At September 30, 2005, we had no brokered deposits.
      Borrowings. Our advances from the FHLB are secured by a pledge of our stock in the FHLB, and investment securities. Each FHLB credit program has its own interest rate, which may be fixed or adjustable, and range of maturities. If the need arises, we may also access the Federal Reserve Bank discount window to supplement our supply of funds that we can loan and to meet deposit withdrawal requirements. During the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, we had average short-term borrowings, consisting of FHLB advances, of $12.1 million, $23.4 million and $2.9 million, respectively, with a weighted average cost of 3.06%, 1.54% and 1.49%, respectively. Our maximum short-term borrowings outstanding during the nine months ended September 30, 2005 was $21.4 million, and during both 2004 and 2003 our maximum short-term borrowings outstanding was $25.0 million.
Employees
      At September 30, 2005, we had 61 full-time and 21 part-time employees. None of our employees is represented by a collective bargaining group. We believe that our relationship with our employees is good.
Subsidiaries
      We have two non-bank subsidiaries. BCB Holding Company Investment Corp. was established in 2004 for the purpose of holding and investing in securities. Only securities authorized to be purchased by Bayonne Community Bank are held by BCB Holding Company Investment Corp. At September 30, 2005, this company held $141.6 million in securities.

      Our other subsidiary, BCB Equipment Leasing LLC, is a participant in a joint venture for the purpose of assisting in financing arrangements for companies entering into equipment leases. The activities of this subsidiary have been nominal to-date. The impact of this subsidiary on our financial condition and results of operations has not been material.
Legal Proceedings
      We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. At September 30, 2005, we were not involved in any material legal proceedings.
Properties
      At December 31, 2004, we conducted our business from our executive office located at 104-110 Avenue C, Bayonne, New Jersey, and our two branch offices, both of which are located in Bayonne. The aggregate book value of our premises and equipment was $5.6 million at September 30, 2005. We own our executive office facility and lease our two branch offices. In August 2005, we entered into a lease for a future branch facility to be located in Hoboken, New Jersey. This facility is expected to open for business during the second quarter of 2006.
Regulation
      Set forth below is a brief description of various laws, regulatory authorities and associated regulations affecting our operations. The description of laws and regulations contained in this document does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.
      Aspects of our public disclosure, corporate governance principles and internal control environment are subject to the Sarbanes-Oxley Act of 2002 and related regulations and rules of the SEC and Nasdaq. Any change in applicable laws, regulations or regulatory policies may have a material effect on our business, operations and prospects.
      BCB Bancorp, Inc. We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. As such, we are subject to regulation, examination, supervision and reporting requirements of the FRB. The FRB also has enforcement authority over us and our non-bank subsidiaries, and the Federal Deposit Insurance Corporation (“FDIC”) and the New Jersey Department of Banking and Insurance (“Banking Department”) have enforcement authority over Bayonne Community Bank. Among other things, this authority permits the FRB, the FDIC or the Banking Department to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of our subsidiary bank. Additionally, the FRB imposes capital requirements on bank holding companies with more than $150 million in consolidated assets, such as BCB Bancorp, Inc. These capital requirements generally parallel the capital requirements for Bayonne Community Bank. See “Regulation — The Bank’s Capital Ratios.”
      As a bank holding company, we may engage, subject to prior notice to or approval of the FRB, in certain activities determined by the FRB to be closely related to banking, or acquire directly or indirectly more than 5% of another bank or non-banking company. Additionally, the FRB permits bank holding companies that meet certain capital, management and regulatory standards to engage in a broader range of non-banking activities by electing to be treated as a “financial holding company.” Generally, financial holding companies may engage in activities such as banking, insurance and securities activities, as well as merchant banking activities under certain circumstances. At this time BCB Bancorp, Inc. has not elected to make the financial holding company election because it does not engage in any of the expanded activities.
      The Change in Bank Control Act, as amended, provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of BCB Bancorp, Inc. unless the FRB has been given 60 days prior written notice. The Bank Holding Company Act provides that no company may acquire control of a bank without the prior approval of the FRB. Any company that acquires such control becomes a bank holding company subject to registration, examination and regulation by the FRB. Under the Bank Holding Company Act, control of a bank holding company is conclusively deemed to have been acquired by, among other things, the acquisition of 25% or more of any class of voting stock of the company or the ability to control the election of a majority of the directors of the company. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, but less than 25% of any class of stock of a bank holding company, where certain enumerated control factors are also present in the acquisition. The FRB may prohibit an acquisition of control if it would result in a monopoly or substantially lessen competition, the financial condition of the acquiring person might jeopardize the financial stability of the bank or the bank holding company, or the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.
      The FRB has issued a policy statement regarding the payment of cash dividends by bank holding companies. This policy statement expresses the FRB’s view that a bank holding company should pay cash dividends only to the extent that a company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the FRB, the FRB may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “— The Bank’s Capital Ratios.”
      Bank holding companies are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, FRB order, or any condition imposed by, or written agreement with, the FRB. This notification requirement does not apply to any bank holding company that is well-capitalized, well managed and is not subject to any unresolved supervisory issues.
      The USA Patriot Act was signed into law on October 26, 2001. The USA Patriot Act gave the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The USA Patriot Act also requires the federal banking agencies to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. We have established policies, procedures and systems designed to comply with these regulations.
      The Sarbanes-Oxley Act of 2002 was signed into law on July 30, 2002. The Sarbanes-Oxley Act of 2002 is a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by Section 302(a) of Sarbanes-Oxley Act of 2002, BCB Bancorp, Inc.’s Chief Executive Officer and Chief Financial Officer are each required to certify that BCB Bancorp, Inc.’s quarterly and annual reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. We will be subject to further reporting and audit requirements with the year ending December 31, 2007 under the requirements of Sarbanes-Oxley. We have existing policies, procedures and systems designed to comply with these regulations, and are further enhancing and documenting such policies, procedures and systems to ensure continued compliance with these regulations.
      Bank Operations. Bayonne Community Bank is subject to extensive regulation, examination and supervision by the FDIC, as its primary federal regulator, and the Banking Department. Such regulation and supervision:

•	establishes a comprehensive framework of activities in which Bayonne Community Bank can engage;

•	limits the types and amounts of investments permissible for Bayonne Community Bank;

•	limits the ability of Bayonne Community Bank to extend credit to any given borrower;

•	significantly limits the transactions in which Bayonne Community Bank may engage with its affiliates;

•	places limitations on capital distributions by Bayonne Community Bank;

•	imposes assessments to the Banking Department to fund its operations;

•	establishes a continuing and affirmative obligation, consistent with Bayonne Community Bank’s safe and sound operation, to help meet the credit needs of its community, including low- and moderate-income neighborhoods;

•	requires Bayonne Community Bank to maintain certain non-interest-bearing reserves against its transaction accounts;

•	establishes various capital categories resulting in various levels of regulatory scrutiny applied to the institutions in a particular category; and

•	establishes standards for safe and sound operations.
      Bayonne Community Bank must submit annual financial reports audited by independent auditors to the FDIC and the Banking Department. Auditors must receive examination reports, supervisory correspondence and reports of enforcement actions. In addition, an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted to the FDIC and the Banking Department. The audit committee of Bayonne Community Bank must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. The regulatory structure is designed primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in these regulations, whether by the FRB, the FDIC, the Banking Department or the U.S. Congress, could have a material impact on Bayonne Community Bank and its operations.
      Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and its implementing regulations, govern transactions between depository institutions and their affiliates. In a holding company structure, the parent holding company of a bank and any companies that are controlled by the parent holding company are affiliates of the bank. Section 23A limits the extent to which the bank or its subsidiaries may engage in certain transactions with its affiliates. These transactions include, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Generally, these transactions between the bank and any one affiliate cannot exceed 10% of the bank’s capital stock and surplus, and these transactions between the bank and all of its affiliates cannot, in the aggregate, exceed 20% of the bank’s capital stock and surplus. Section 23A also establishes specific collateral requirements for loans or extensions of credit to an affiliate, and for guarantees or acceptances on letters of credit issued on behalf of an affiliate. Applicable regulations prohibit a bank from lending to any affiliate engaged in activities not permissible for a bank holding company or for the purpose of acquiring the securities of most affiliates. Section 23B requires that transactions covered by Section 23A and a broad list of other specified transactions be on terms and under circumstances substantially the same, or no less favorable to the bank or its subsidiary, as similar transactions with non-affiliates.
      Loan to Bayonne Community Bank’s Insiders. Our loans to our executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board’s Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks. All loans to insiders and insiders’ related interests in the aggregate may not exceed Bayonne Community Bank’s unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer’s children and certain loans secured by the officer’s residence, may not exceed the greater of $25,000 or 2.5% of Bayonne Community Bank’s capital and unimpaired surplus, provided that such number is equal to or less than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons.
      An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.
      Insurance of Accounts and Regulation by the Federal Deposit Insurance Corporation. Bayonne Community Bank is a member of the Bank Insurance Fund, which is administered by the FDIC. The deposits of Bayonne Community Bank are insured, up to $100,000, per depositor by the FDIC. This insurance is backed by the full faith and credit of the United States. As insurer, the FDIC imposes deposit insurance assessments and is authorized to conduct examinations of and to require reporting by institutions insured by the FDIC. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also may initiate enforcement actions against banks and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.
      The FDIC’s deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized, as defined below, and considered healthy pay the lowest premium while institutions that are less than adequately capitalized, as defined below, and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured depository institutions is made by the FDIC for each semi-annual assessment period.
      The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the Bank Insurance Fund will be less than the designated reserve ratio of 1.25% of the Bank Insurance Fund’s insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. Since January 1, 1997, the premium schedule for insured institutions in the Bank Insurance Fund has ranged from 0 to 27 basis points of deposits.
      The Bank’s Capital Ratios. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

      The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be:

•	“well capitalized” if it has a total risk-based capital ratio of 10% or greater and a leverage ratio of 5% or greater;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital ratio of 4% or greater and generally a leverage ratio of 4% or greater;

•	“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier I risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%;

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; and

•	“critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.
      As of September 30, 2005, Bayonne Community Bank was a “well capitalized” institution, with a total risk-basked capital ratio of 12.23% and a leverage ratio of 7.50%.
      “Undercapitalized” institutions must adhere to growth, capital distribution and dividend and other limitations and are required to submit a capital restoration plan with the FDIC within 45 days after the bank receives notice of such undercapitalization. A bank’s compliance with its capital restoration plan is required to be guaranteed by any company that controls the “undercapitalized” institution in an amount equal to the lesser of 5% of total assets when deemed “undercapitalized” or the amount necessary to achieve the status of “adequately capitalized.” If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” institutions must comply with one or more of a number of additional restrictions, including an order by the FDIC to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restriction on interest rates paid on deposits, compensation of executive officers and capital distributions to the parent holding company. “Critically undercapitalized” institutions must comply with additional sanctions, including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains this status.
      Dividend Limitations. Bayonne Community Bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, Bayonne Community Bank may not pay a cash dividend unless, following the payment, its capital stock would be unimpaired and it would have a surplus of no less than 50% of its capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, Bayonne Community Bank cannot pay dividends in amounts that would reduce its capital below regulatory imposed minimums.
      Federal Reserve System. The FRB regulations require all depository institutions to maintain non-interest earning reserves at specified levels against their transaction accounts (primarily NOW and regular checking accounts). At September 30, 2005, Bayonne Community Bank was in compliance with the FRB’s reserve requirements. Depository institutions, such as Bayonne Community Bank, are authorized to borrow from the Federal Reserve Bank “discount window.” Bayonne Community Bank is deemed by the FRB to be generally sound and thus is eligible to obtain primary credit from its Federal Reserve Bank. Generally, primary credit is extended on a very short-term basis to meet the liquidity needs of the institution. Loans must be secured by acceptable collateral and carry a rate of interest of 100 basis points above the Federal Open Market Committee’s federal funds target rate.
      Check Clearing for the 21st Century Act. This law, which became effective in October 2003, gives the same legal weight to a digital image of a check as to the actual check. Bayonne Community Bank processes customer checks in compliance with the requirements of this law.

Federal Securities Laws
      BCB Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the shares of common stock to be issued pursuant to the offering. BCB Bancorp, Inc. common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. BCB Bancorp, Inc. will continue to be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.
      The registration under the Securities Act of 1933 of shares of common stock to be issued in the offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of BCB Bancorp, Inc. may be resold without registration. Shares purchased by an affiliate of BCB Bancorp, Inc. will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If BCB Bancorp, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of BCB Bancorp, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of BCB Bancorp, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, BCB Bancorp, Inc. may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

MANAGEMENT OF BCB BANCORP, INC.
Shared Management Structures
      The directors of BCB Bancorp, Inc. are the same persons who are the directors of Bayonne Community Bank with the exception of James E. Collins who only serves on the Board of Directors of BCB Bancorp, Inc. and Joseph Tagliareni who only serves on the Board of Directors of Bayonne Community Bank. In addition, each executive officer of BCB Bancorp, Inc. is also an officer of Bayonne Community Bank. We expect that BCB Bancorp, Inc. and Bayonne Community Bank will continue to have a common management structure until there is a business reason to establish separate management structures.
      Our Board of Directors currently consists of 10 members. At the 2004 Annual Meeting of Shareholders, held in April 2005, shareholders approved an amendment to BCB Bancorp, Inc.’s Articles of Incorporation pursuant to which the directors of BCB Bancorp, Inc. serve staggered terms so that a portion of the Board will be elected at each annual meeting of shareholders. Consistent with the proposal to stagger the terms of the Board of Directors, Class I directors up for election next year are directors Coughlin, Lyga and Pasiechnik; Class II directors up for election in two years are directors Bielan, Collins and Hogan; and Class III directors up for election in three years are directors Ballance, Brogan, Mindiak and Pellegrini.
      The table below sets forth certain information, as of September 30, 2005 and as adjusted to reflect the 25% common stock dividend paid on October 27, 2005, regarding the Board of Directors and executive officers of BCB Bancorp, Inc. We know of no individual or “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 who is the beneficial owner of more than 5% of our common stock.

					Shares
			Director	Current	Beneficially		Percent of
Name	Position(s) Held	Age	Since(1)	Term Expires	Owned(2)		Class(2)

DIRECTORS

Robert Ballance	Director	46	2000	2007	82,496	(3)	2.1%
Judith Q. Bielan	Director	40	2000	2006	65,811	(4)	1.7
Joseph Brogan	Director	66	2000	2007	134,344	(5)	3.4
James E. Collins	Senior Lending Officer and Director	56	2003	2006	136,149	(6)	3.5
Thomas M. Coughlin	Chief Financial Officer and Director	45	2002	2005	132,967	(7)	3.4
Mark D. Hogan	Chairman of the Board	39	2000	2006	148,666	(8)	3.8
Joseph Lyga	Director	45	2000	2005	65,578	(9)	1.7
Donald Mindiak	President, Chief Executive Officer and Director	46	2000	2007	110,643	(10)	2.8
Alexander Pasiechnik	Director	43	2000	2005	69,094	(11)	1.8
Dr. August Pellegrini, Jr.	Director	45	2000	2007	78,438	(12)	2.0

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Olivia Klim	Executive Vice President	59	N/A	N/A	22,455	(13)	*
Amer Saleem	Vice President	50	N/A	N/A	4,404	(14)	*
All directors and executive officers as a group (12 persons)	N/A	N/A	N/A	N/A	1,051,045		26.9%

*	Less than 1%.
(Footnotes continued on next page)

(Continued from prior page)

(1)	Includes service as a director of Bayonne Community Bank.

(2)	Includes shares underlying options that are exercisable within 60 days from September 30, 2005.

(3)	Mr. Ballance has sole voting and dispositive power over 53,938 shares, shared voting and dispositive power over 9,226 shares with his spouse and shared voting and dispositive power over 2,498 shares with his children. Includes 16,834 shares underlying options exercisable within 60 days from September 30, 2005.

(4)	Ms. Bielan has sole voting and dispositive power over 10,569 shares, shared voting and dispositive power over 36,879 shares with her spouse and shared voting and dispositive power over 1,891 shares with his children. Includes 16,472 shares underlying options exercisable within 60 days from September 30, 2005.

(5)	Mr. Brogan has sole voting and dispositive power over 28,109 shares, shared voting and dispositive power over 5,671 shares with his spouse and shared voting and dispositive power over 81,723 shares with his grandchildren. Includes 18,841 shares underlying options exercisable within 60 days from September 30, 2005.

(6)	Mr. Collins has sole voting and dispositive power over 71,988 shares, shared voting and dispositive power over 40,744 shares with his spouse and shared voting and dispositive power over 3,443 shares with his children. Includes 19,974 shares underlying options exercisable within 60 days from September 30, 2005.

(7)	Mr. Coughlin has sole voting and dispositive power over 113,261 shares. Includes 19,706 shares underlying options exercisable within 60 days from September 30, 2005.

(8)	Mr. Hogan has sole voting and dispositive power over 24,861 shares, shared voting and dispositive power over 103,640 shares with his spouse and shared voting and dispositive power over 1,988 shares with his children. Includes 18,177 shares underlying options exercisable within 60 days from September 30, 2005.

(9)	Mr. Lyga has sole voting and dispositive power over 38,223 shares, shared voting and dispositive power over 9,974 shares with his spouse and shared voting and dispositive power over 899 shares with his child. Includes 16,482 shares underlying options exercisable within 60 days from September 30, 2005.

(10)	Mr. Mindiak has sole voting and dispositive power over 89,668 shares and shared voting and dispositive power over 1,561 shares with his child. Includes 19,414 shares underlying options exercisable within 60 days from September 30, 2005.

(11)	Mr. Pasiechnik has sole voting and dispositive power over 52,544 shares. Includes 16,550 shares underlying options exercisable within 60 days from September 30, 2005.

(12)	Dr. Pellegrini has sole voting and dispositive power over 61,676 shares. Includes 16,762 shares underlying options exercisable within 60 days from September 30, 2005.

(13)	Ms. Klim has sole voting and dispositive power over 7,563 shares and shared voting and dispositive power over 5,768 shares with her spouse. Includes 9,124 shares underlying options exercisable within 60 days from September 30, 2005.

(14)	Mr. Saleem has sole voting and dispositive power over 885 shares and shared voting and dispositive power over 945 shares with his spouse. Includes 2,574 shares underlying options exercisable within 60 days from September 30, 2005.

Biographical Information Regarding Directors and Executive Officers
      Set forth below is biographical information regarding directors and executive officers of BCB Bancorp, Inc. Unless otherwise noted each individual has held the indicated position for at least five years.

Directors
      Robert Ballance, is a Captain with the Bayonne Fire Department and the owner of Bob’s Carpet located in Bayonne. Mr. Ballance is a director of the Bayonne Fire Exempt Association; a member of the Bayonne Elks B.P.O.E.; and has served as the Treasurer of Bayonne Fire Department Local #11. Mr. Ballance attended Saint Vincent DePaul Grammar School and Marist High School in Bayonne.
      Judith Q. Bielan, Esq., is a practicing attorney. Ms. Bielan currently owns her own law firm, Bielan, Saminski & Associates, P.C., which she formed in 1996. Ms. Bielan was a partner with Cavanaugh and Bielan, P.C. from 1993 to 1996, and associated with the firm of Schumann, Hanlon, O’Connor and McCrossin from 1989 to 1993. She is a member of the New York and New Jersey State Bars as well as the Treasurer for the Hudson County Bar Association. Ms. Bielan serves on the Hudson County Bar Association’s Family Law Committee and is a member of the Hudson County Inns of Court. Ms. Bielan is a board member of Women Rising and serves on the Advisory Board for Holy Family Academy. Ms. Bielan is a lifetime resident of Bayonne, having attended Saint Mary’s, Our Lady Star of the Sea Elementary School and Holy Family Academy. In addition, she holds degrees from Montclair State College and Seton Hall Law School.
      Joseph Brogan, has 40 years of experience in the insurance industry and is the founder of Brogan Insurance located in Bayonne. Mr. Brogan is the former head of the State Farm Agents Association and is a current member of the Knights of Columbus and the Fraternal Order of Elks. Mr. Brogan attended Saint Aloysius Grammar School, in Jersey City, and Seton Hall Preparatory School, has received a B.S. from Saint Peter’s College and attended graduate school at Fordham and Jersey City State College.
      James E. Collins, is Senior Lending Officer of Bayonne Community Bank, and has worked in the banking industry since 1972. He is the former Vice President of Lending at First Savings Bank of New Jersey and served as that bank’s Community Reinvestment Officer and as a member of the Budget, Asset and Liability, Asset Classification and Loan Committees. In addition, Mr. Collins has served as Treasurer of the Bayonne Chamber of Commerce, as the past President of Ireland’s 32 and as citywide director for Bayonne’s C.Y.O. Sports Programs. Currently, Mr. Collins serves as a Director for Windmill Alliance, Inc. Mr. Collins attended St. Mary’s, Our Lady Star of the Sea Elementary School and Marist High School, received a B.S. from St. Peter’s College and attended graduate school at the Institute for Financial Education. Mr. Collins is a certified Real Estate Appraiser and a member of the Review Appraisers Association.
      Thomas M. Coughlin, is Chief Operating Officer and Chief Financial Officer of BCB Bancorp, Inc. and Bayonne Community Bank, and has been employed in the banking industry for 19 years. Mr. Coughlin was formerly Vice President of Chatham Savings Bank and, prior to that, Controller and Corporate Secretary of the First Savings Bank of New Jersey. While at First Savings Bank of New Jersey, Mr. Coughlin served in various capacities on several executive managerial committees, including, but not limited to, the Budget, Asset/ Liability and Loan Review Committees. Mr. Coughlin, who received his CPA designation in 1982, is the past President of the American Heart Association and has served as Trustee of D.A.R.E. and the Bayonne P.A.L. Mr. Coughlin attended Saint Vincent DePaul Grammar School and Bayonne High School, and received a B.S. degree from Saint Peter’s College.
      Mark D. Hogan, C.P.A., is a sole practitioner with an office located in Bayonne. In addition, Mr. Hogan is a registered representative providing financial planning for his clientele. Mr. Hogan has achieved the following licenses and designations: NASD Series 7, 24 and 63, New Jersey Life and Health Insurance broker, New Jersey Property and Casualty Insurance broker. Mr. Hogan attended Saint Peter’s Preparatory School and received a B.S. degree from Pace University. He is a member of the New Jersey Society of Certified Public Accountants. Mr. Hogan serves as the Chairman of the Boards of Directors of BCB Bancorp, Inc. and Bayonne Community Bank.
      Joseph Lyga, has served on the Bayonne Fire Department for 18 years, having achieved the rank of Fire Captain. In addition, Mr. Lyga has been a self-employed contractor for the last 18 years. Mr. Lyga has served as President and Secretary/ State Delegate of the Bayonne Fire Department Local #211 and

has served as President, Vice President, Secretary and Treasurer of the Bayonne Fire Department Local #11. Mr. Lyga is also a member of the Sicilian Citizens Club and the Friends of Nick Capodice. Mr. Lyga attended Saint Mary’s, Our Lady Star of the Sea Elementary School, Marist High School and Jersey City State College.
      Donald Mindiak, has been employed in the banking industry for over 25 years and has been President and Chief Executive Officer of Bayonne Community Bank since October 1999 and BCB Bancorp, Inc. since May 2003. Most recently he was employed by Summit Bank as a Manager of Strategic Planning and Support. Prior to his employment at Summit Bank, Mr. Mindiak was employed at First Savings Bank of New Jersey in Bayonne. During his tenure at First Savings Bank of New Jersey, he served as Treasurer and prior to that position as Controller. Mr. Mindiak served as an active member of the Asset/ Liability, Budget, Investment and Rate Setting Committees while at First Savings Bank of New Jersey and was the former Chairman of the Asset Classification Committee. Mr. Mindiak has been a member of several trade organizations including: the Community Bankers Association, the Hudson County Savings League, the New Jersey Savings League and America’s Community Bankers. In addition, Mr. Mindiak serves as a trustee of the Bayonne Medical Center Foundation Board. Mr. Mindiak received a B.A. degree from Rutgers, Newark College of Arts and Sciences and a M.B.A. degree in finance from Fairleigh Dickinson University.
      Alexander Pasiechnik, is President and Chief Executive Officer of Victoria T.V. Sales and Appliances. Mr. Pasiechnik was born in Bayonne and attended Saint Mary’s, Our Lady Star of the Sea Elementary School, Marist High School, and Saint Peter’s College.
      Dr. August Pellegrini, Jr., has practiced general dentistry in Bayonne for 18 years and is currently the President-elect of the New Jersey Dental Association. Dr. Pellegrini is a past President of the Hudson County Dental Society. Dr. Pellegrini is also a Hudson County delegate to the New Jersey Dental Association House of Delegates, and is a past member of the Board of Trustees of the New Jersey Foundation of Dentistry for Persons with Disabilities. Dr. Pellegrini is a faculty member at UMDNJ, New Jersey Dental School, in the Department of General and Hospital Dentistry. Dr. Pellegrini is also a member of the Knights of Columbus. Dr. Pellegrini attended Horace Mann Grammar School, Marist High School, Rutgers College and Temple University School of Dentistry.
Executive Officers who are not Directors
      Olivia M. Klim, has been has been employed in the banking industry for over 37 years and is currently Executive Vice President of Business Development of Bayonne Community Bank. Prior to joining Bayonne Community Bank in October 2000 Mrs. Klim was employed by First Savings Bank of New Jersey, a division of Richmond County Financial as a Business Development Officer responsible for the business development and operational functions at the Bank’s offices in Bayonne, New Jersey. Prior to her employment at First Savings, Mrs. Klim was employed at First Fidelity Bank as a Branch Administrator. Mrs. Klim is a Commissioner of the Bayonne Municipal Utilities Authority, and serves in various capacities for the local Chapter of the Deborah Foundation, the College Opportunity Program, the American Institute of Banking for Women, and the Bayonne Bullet Proof Vest Funding Campaign. Further, Mrs. Klim serves on the Loan Review Committee for the Bayonne Economic Development Corporation. Mrs. Klim is a graduate of the Bayonne School system and attended St. Peter’s College, and the Cohen & Brown School for Sales & Investments.
      Amer Saleem, is a Vice President of Commercial Lending of Bayonne Community Bank. Prior to joining Bayonne Community Bank in 2002, Mr. Saleem was an Assistant Vice President of Commercial Lending of 1st Constitution Bank, Cranbury, New Jersey. Mr. Saleem holds a B.A. degree in Economics, Diploma in Accounting from City of London Polytechnic, London, England and a M.B.A. degree in Finance from Long Island University, New York. Mr. Saleem has 19 years of banking experience, specializing in commercial lending. Mr. Saleem is a member of the Officers’ Lending Committee.

Board Independence
      The Board of Directors has determined that, except as to Messrs. Collins, Coughlin and Mindiak, each member of the Board of Directors is an “independent director” within the meaning of the Nasdaq Stock Market corporate governance listing standards. Messrs. Collins, Coughlin and Mindiak are not considered independent because they are executive officers of BCB Bancorp, Inc.
Meetings and Committees of the Board of Directors
      BCB Bancorp, Inc.’s Board of Directors meets on a monthly basis and may hold additional special meetings. BCB Bancorp, Inc.’s standing committees include the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Bayonne Community Bank’s standing committees include an Asset/ Liability Management Committee, a Loan Committee, an Investment Committee and a Budget Committee. During the year ended December 31, 2004, our Board of Directors held twelve regular meetings and two special meetings. No director attended fewer than 75% in the aggregate of the total number of board meetings held and the total number of committee meetings in which he or she served during 2004.
The Nominating and Corporate Governance Committee
      The Nominating and Corporate Governance Committee consists of Directors Ballance, Lyga and Pellegrini. Each member of the Nominating and Corporate Governance Committee is considered “independent” as defined in the Nasdaq stock market corporate governance listing standards. The Company’s Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee. The full Board of Directors, acting as a nominating committee, met one time during 2004.
      The functions of the Nominating and Corporate Governance Committee include the following:

•	to lead the search for individuals qualified to become members of the Board of Directors and to select director nominees to be presented for shareholder approval;

•	to review and monitor compliance with the requirements for board independence;

•	to review the committee structure and make recommendations to the Board of Directors regarding committee membership;

•	to develop and recommend to the Board of Directors for its approval corporate governance guidelines; and

•	to develop and recommend to the Board of Directors for its approval a self-evaluation process for the Board of Directors and its committees.
      The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining new perspectives. If any member of the Board of Directors does not wish to continue in service, or if the Nominating and Corporate Governance Committee of the Board of Directors decides not to re-nominate a member for re-election, or if the size of the Board of Directors is increased, the Nominating and Corporate Governance Committee would solicit suggestions for director candidates from all board members. In addition, the Nominating and Corporate Governance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees. The Nominating and Corporate Governance Committee would seek to identify a candidate who at a minimum satisfies the following criteria:

•	has the highest personal and professional ethics and integrity and whose values are compatible with BCB Bancorp, Inc.’s;

•	has had experiences and achievements that have given them the ability to exercise and develop good business judgment;

•	is willing to devote the necessary time to the work of the Board of Directors and its committees, which includes being available for board and committee meetings;

•	is familiar with the communities in which BCB Bancorp, Inc. operates and/or is actively engaged in community activities;

•	is involved in other activities or interests that do not create a conflict with their responsibilities to BCB Bancorp, Inc. and its shareholders; and

•	has the capacity and desire to represent the balanced, best interests of the shareholders of BCB Bancorp, Inc. as a group, and not primarily a special interest group or constituency.
      The Nominating and Corporate Governance Committee will also take into account whether a candidate satisfies the criteria for “independence” under the Nasdaq Stock Market listing requirements, and if a nominee is sought for service on BCB Bancorp, Inc.’s Audit Committee, the financial and accounting expertise of a candidate, including whether an individual qualifies as an audit committee financial expert.
The Audit Committee
      The Audit Committee consists of directors Hogan, Bielan, Brogan and Pellegrini. Each current member of the Audit Committee is considered “independent” as defined in the Nasdaq Stock Market listing requirements and under SEC Rule 10A-3. The duties and responsibilities of the Audit Committee include, among other things:

•	retaining, overseeing and evaluating a firm of independent certified public accountants to audit the annual financial statements;

•	in consultation with the independent auditors and the internal auditor, reviewing the integrity of BCB Bancorp, Inc.’s financial reporting processes, both internal and external;

•	approving the scope of the audit in advance;

•	reviewing the financial statements and the audit report with management and the independent auditors;

•	considering whether the provision by the external auditors of services not related to the annual audit and quarterly reviews is consistent with maintaining the auditor’s independence;

•	reviewing earnings and financial releases and quarterly reports filed with the SEC;

•	consulting with the internal audit staff and reviewing management’s administration of the system of internal accounting controls;

•	approving all engagements for audit and non-audit services by the independent auditors; and

•	reviewing the adequacy of the audit committee charter.
      The Audit Committee met seven times during 2004. BCB Bancorp, Inc.’s Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee reports to the Board of Directors on its activities and findings. The Board of Directors has designated Mark D. Hogan as an “audit committee financial expert” as that term is used in the rules and regulations of the SEC.
The Compensation Committee
      The Compensation Committee, currently consisting of Directors Ballance, Brogan, Hogan, Lyga and Pasiechnik, is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning. Each member of the Compensation

Committee is “independent” in accordance with the listing standards of the Nasdaq Stock Market. The Compensation Committee met three times in fiscal 2004.
Director Compensation
      During the year ended December 31, 2004, BCB Bancorp, Inc. paid no board fees but Bayonne Community Bank’s Board of Directors received fees totaling $163,950. Directors received annual retainer fees of $10,000 plus meeting fees of between $8,200 and $13,800 based on their tenure. Directors Collins, Coughlin and Mindiak, as members of executive management, do not receive directors’ fees.
      Deferred Compensation Plan for Directors. The Board of Directors of Bayonne Community Bank adopted the 2005 Director Deferred Compensation Plan (the “2005 Deferred Plan”), which became effective on October 1, 2005. The 2005 Deferred Plan is designed to comply with the requirements of Internal Revenue Code Section 409A. Pursuant to the 2005 Deferred Plan, directors of Bayonne Community Bank may elect to defer, on a pre-tax basis, receipt of all or any portion of the fees and retainers received for their service on the Board of Directors and on committees of the Board of Directors, but only to the extent such amounts are attributable to services not yet performed. Bayonne Community Bank credits the deferred amounts to a special memorandum account. Interest is paid on such deferred amounts at a rate equal to the rate payable on Bayonne Community Bank’s highest paying time deposit, as determined as of the first day of each month, or as adjusted from time to time. Bayonne Community Bank may establish a rabbi trust to which Bayonne Community Bank may deposit such deferrals and interest, but such deposits shall remain subject to the claims of Bayonne Community Bank’s creditors.
      Directors may make a deferral election during the first 30 days of becoming eligible for the 2005 Deferred Plan with respect to amounts earned that year, specifying the amount deferred and the time and form of payment. Deferral amounts continue in effect until the director files a notice of adjustment with Bayonne Community Bank. In addition, if the amount of director fees and/or retainers is increased, the director may increase the amount of his deferral by filing a notice of adjustment with Bayonne Community Bank. Such adjustments take effect as of January 1 following the date the notice is given to Bayonne Community Bank. Such deferral election is irrevocable with respect to the calendar year for which it is filed, provided, however, that a director may delay distributions or modify a previous deferral election if: (i) the new deferral election is not effective for 12 months, (ii) the original distribution date is at least 12 months from the date of the change in the election, and (iii) the new distribution date must be at least five years after the original distribution date.
      Deferred fees will be paid out on the date designated by the director in his deferral election form or upon the director’s death, disability or separation from service as a director of Bayonne Community Bank, if such date is earlier than his designated distribution date. However, payments upon termination of employment to directors who are “key employees” under the Internal Revenue Code will not be made until the first day of the seventh month following such termination of employment. Distributions may also be made earlier than the designated distribution date if the distribution is necessary to satisfy a financial hardship, as defined in Code Section 409A. At the election of the director, the distribution may be paid out in a lump sum or in equal installments over a period not to exceed ten years.

Executive Compensation
      Summary Compensation Table. The following table sets forth for the years ended December 31, 2004, 2003 and 2002, certain information as to the total remuneration paid by BCB Bancorp, Inc. or Bayonne Community Bank to its Chief Executive Officer as well as to the four most highly compensated executive officers other than the Chief Executive Officer, who received total annual compensation in excess of $100,000. The individuals listed in the table below are referred to as Named Executive Officers.

					Long-Term
					Compensation

	Annual Compensation(1)				Awards

	Year			Other Annual	Restricted	Options/	All Other
	Ended	Salary		Compensation	Stock	SARS	Compensation
Name and Principal Position	12/31	($)(1)	Bonus($)	($)(2)	Awards ($)	(#)	($)

Donald Mindiak	2004	$131,250	$65,625	$—	$—	11,406	$—
President, Chief Executive	2003	125,000	62,500	—	—	18,224	—
Officer and Director	2002	92,500	40,000	—	—	18,906	—
James E. Collins	2004	$94,500	$47,250	$—	$—	11,406	$—
Senior Lending Officer	2003	90,000	45,000	—	—	19,626	—
	2002	72,500	25,000	—	—	18,906	—
Thomas M. Coughlin	2004	$94,500	$47,250	$—	$—	11,406	$—
Chief Financial Officer and	2003	90,000	45,000	—	—	18,954	—
Chief Operating Officer	2002	72,500	25,000	—	—	18,906	—
Olivia Klim	2004	$94,500	$47,250	$—	$—	3,906	$—
Executive Vice President —	2003	90,000	45,000	—	—	—	—
Business Development	2002	72,500	25,000	—	—	18,906	—
Amer Saleem	2004	$85,000	$42,500	$—	$—	3,906	$—
Vice President —	2003	77,500	38,750	—	—	641	—
Commercial Lending	2002	70,000	5,000	—	—	1,891	—

(1)	Includes amounts deferred at the election of the executive under the 401(k) plan.

(2)	Does not include perquisites and personal benefits, the aggregate amount of which does not exceed the lesser of $50,000 or 10% of the total salary and bonus reported.
      Change in Control Agreements. BCB Bancorp, Inc. and Bayonne Community Bank have entered into change in control agreements with each of the named executive officers. These agreements provide certain benefits in the event of a change in control of BCB Bancorp, Inc. or Bayonne Community Bank. Each of the agreements provides for a term of 36 months. Commencing on each anniversary date, the change in control agreement automatically renews for an additional year unless advance written notice of non-renewal is provided to the executive officer. The change in control agreements enable BCB Bancorp, Inc. and Bayonne Community Bank to offer to designated executive officers certain financial protection in the event of a change in control (as defined in the agreements). This type of protection is frequently offered by other financial institutions, and BCB Bancorp, Inc. and Bayonne Community Bank may be at a competitive disadvantage in attracting and retaining key employees if they do not offer similar protection.
      Following a change in control of BCB Bancorp, Inc. or Bayonne Community Bank, the designated executive officers are entitled to payment under their agreements even if the officer’s employment does not terminate as a result of the change in control. In the event that an officer who is a party to a change in control agreement is entitled to receive payments pursuant to the agreement, he will receive a cash lump sum payment up to a maximum of 2.999 times the executive’s average annual compensation for services performed for BCB Bancorp, Inc. and Bayonne Community Bank which was includible in gross income for the most recent five taxable years ending before the date of the change in control. Such payment is subject to applicable withholding taxes. The lump sum payments under the change in control agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

      In addition to the lump sum payment, each covered executive officer is entitled to receive health coverage for himself and his dependents, at a level that is comparable to the health benefits provided immediately before the change in control, at no cost to the executive officer for a period of 36 months from the date of the change in control. The value of the health benefits could cause an excess parachute payment under Section 280G of the Internal Revenue Code. To the extent a designated executive officer experiences an excess parachute payment, BCB Bancorp, Inc. and Bayonne Community Bank shall pay the officer, pursuant to a written agreement, an amount equal to the officer’s tax liability that results from the excess parachute payment. The Board believes that these agreements are in the best interests of BCB Bancorp, Inc. and Bayonne Community Bank because they will provide the intended benefits to the designated executive officers without any reduction for tax penalties related to the payments. This arrangement provides a further incentive for the executive officers to achieve successful results in the management and operation of BCB Bancorp, Inc. and Bayonne Community Bank.
Related Party Transactions
      Bayonne Community Bank leases its 40th Street branch office from a limited liability company owned by current directors other than Mr. Mindiak and a number of former directors. Based upon a market rental value appraisal obtained prior to entering into the lease agreement, we believe that the terms and conditions of the lease are comparable to terms that would have been available from a third party that was unaffiliated with Bayonne Community Bank. During 2004, total lease payments of $111,240 were made to the limited liability company. Payments under the lease currently total $9,270 per month. Bayonne Community Bank has made an offer to acquire this property from the limited liability company.
      Other than as described in the preceding paragraph, no directors, executive officers or immediate family members of such individuals have engaged in transactions with us involving more than $60,000 (other than through a loan) during the preceding year. In addition, no directors, executive officers or immediate family members of such individuals were involved in loans from us involving more than $60,000 which were not made in the ordinary course of business and on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectability or present other unfavorable features.
      Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to us. Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to our directors and officers are made in conformity with the Federal Reserve Act regulations.
Benefit Plans
      2003 Stock Option Plan. Our 2003 Stock Option Plan provided for the grant of options to purchase 358,910 shares of common stock, adjusted for stock dividends. The 2003 Stock Option Plan provides for awards to eligible employees, directors and officers. Pursuant to the 2003 Stock Option Plan, options to purchase 11,406 shares of Common Stock were granted to each director in 2004 at an exercise price of $11.84 per share, the fair market value of the underlying shares on the date of the award (as adjusted for subsequent stock dividends). The term of the options is ten years from the date of grant, and the number of shares subject to awards will be adjusted in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in our corporate structure. The stock options granted vested 20% upon grant and at the annual rate of 20% per year thereafter. To the extent described below, the awards include an equal number of reload options (“Reload Options”), limited stock appreciation rights (“Limited Rights”) and dividend equivalent rights (“Dividend Equivalent Rights”). A Limited Right gives the option holder the right, upon a change in control of BCB Bancorp, Inc., to receive the excess of the market value of the shares represented by the

Limited Rights on the date exercised over the exercise price. The Limited Rights are subject to the same terms and conditions as the stock options. Payment upon exercise of Limited Rights will be in cash, or in the event of a merger transaction, for shares of the acquiring corporation or its parent, as applicable. Limited Rights have been granted to employees only. The Dividend Equivalent Rights entitle the option holder to receive an amount of cash at the time that certain extraordinary dividends are declared equal to the amount of the extraordinary dividend multiplied by the number of options that the person holds. For these purposes, an extraordinary dividend is defined as any dividend where the rate of dividend exceeds Bayonne Community Bank’s weighted average cost of funds on interest-bearing liabilities for the current and preceding three quarters. The Reload Options entitle the option holder, who has delivered shares that he or she owns as payment of the exercise price for option stock, to a new option to acquire additional shares equal in amount to the shares he or she has delivered. Reload Options may also be granted to replace option shares retained by the employer for payment of the option holder’s withholding tax. The option price at which additional shares of stock can be purchased by the option holder through the exercise of a Reload Option is equal to the market value of the previously owned stock at the time it was surrendered. The option period during which the Reload Option may be exercised expires at the same time as that of the original option that the holder has exercised. The Board of Directors intends to consider accelerating the vesting of stock options to a date that is prior to January 1, 2006.
      Set forth below are all option grants to directors and exercise price of such grants during the year ended December 31, 2004.

Director’s Name	Option Awards	Exercise Price

Robert Ballance	16,592	$11.84
Judith Q. Bielan	16,592	$11.84
Joseph Brogan	16,592	$11.84
James E. Collins	11,406	$11.84
Thomas M. Coughlin	11,406	$11.84
Mark D. Hogan	16,592	$11.84
Joseph Lyga	16,592	$11.84
Donald Mindiak	11,406	$11.84
Alexander Pasiechnik	16,592	$11.84
Dr. August Pellegrini, Jr.	16,592	$11.84
      2002 Stock Option Plan. Our 2002 Stock Option Plan provided for the grant of options to purchase 241,980 shares of common stock, adjusted for stock dividends. The 2002 Stock Option Plan provides for awards to eligible employees, directors and officers. Pursuant to the 2002 Stock Option Plan, options to purchase 5,186 shares of common stock were granted to each non-employee director at an exercise price of $11.84 per share, respectively, the fair market value of the underlying shares on the date of the award, adjusted for subsequent stock dividends. The term of the options is ten years from the date of grant, and the number of shares subject to awards will be adjusted in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in our corporate structure. The stock options granted vest at the rate of 20% per year. To the extent described below, the awards include an equal number of reload options (“Reload Options”), limited stock appreciation rights (“Limited Rights”) and dividend equivalent rights (“Dividend Equivalent Rights”). A Limited Right gives the option holder the right, upon a change in control of BCB Bancorp, Inc., to receive the excess of the market value of the shares represented by the Limited Rights on the date exercised over the exercise price. The Limited Rights are subject to the same terms and conditions as the stock options. Payment upon exercise of Limited Rights will be in cash, or in the event of a merger transaction, for shares of the acquiring corporation or its parent, as applicable. Limited Rights have been granted to employees only. The Dividend Equivalent Rights entitle the option holder to receive an amount of cash at the time that certain extraordinary dividends are declared equal to the amount of the extraordinary dividend multiplied by the number of options that the person holds. For these purposes, an extraordinary dividend is defined as any dividend where the rate of dividend exceeds Bayonne Community Bank’s weighted average cost of funds on interest-bearing liabilities for the current and preceding three quarters. The Reload Options entitle the option holder, who has delivered shares that he or she owns as payment of the exercise price for option stock, to a new option to acquire additional shares equal in amount to the shares he or she has delivered. Reload Options may also be granted to replace option shares retained by the employer for payment of the option holder’s withholding tax. The option price at which additional shares of stock can be purchased by the option holder through the exercise of a Reload Option is equal to the market value of the previously owned stock at the time it was surrendered. The option period during which the Reload Option may be exercised expires at the same time as that of the original option that the holder has exercised. The Board of Directors intends to consider accelerating the vesting of stock options to a date that is prior to January 1, 2006.
      Set forth in the table that follows is information relating to options granted under the 2003 Stock Option Plan and 2002 Stock Option Plan to the Named Executive Officers during the fiscal year ended December 31, 2004.

		Percent of Total
		Options Granted to
	Options	Employees in FY	Exercise or Base	Expiration	Grant Date Present
Name	Granted(1)	2004	Price ($)(1)	Date	Value ($)(2)

Donald Mindiak	11,406	16.4%	$11.84	8/11/2014	$7.66
James E. Collins	11,406	16.4%	$11.84	8/11/2014	$7.66
Thomas M. Coughlin	11,406	16.4%	$11.84	8/11/2014	$7.66
Olivia Klim	3,906	5.6%	$11.84	8/11/2014	$7.66
Amer Saleem	3,906	5.6%	$11.84	8/11/2014	$7.66

(1)	The exercise price of the options is equal to the fair market value of the underlying shares on the date of the award.

(2)	Derived using the Black-Scholes option pricing model with the following assumptions: volatility of 62.58%; risk free rate of return of 3.92%; dividend yield of 0.00%; and a 7 year option life.
      Set forth below is certain information concerning options outstanding to the Named Executive Officers at December 31, 2004, and the options exercised by the Named Executive Officers during 2004.

				Value of Unexercised
			Number of Unexercised	In-The-Money Options at
			Options at Year-End	Year-End(1)

	Shares Acquired	Value
	Upon Exercise(2)	Realized($)	Exercisable/Unexercisable (#)	Exercisable/Unexercisable($)

Donald Mindiak	11,206	$119,642	9,707/27,623	$67,684/$173,057
James E. Collins	11,488	$107,172	9,987/28,463	$69,359/$178,091
Thomas M. Coughlin	11,354	$120,808	9,853/28,061	$68,559/$175,668
Olivia Klim	7,563	$93,122	4,562/10,688	$40,652/$86,742
Amer Saleem	885	$10,263	1,287/4,267	$7,180/$20,433

(1)	Equals the difference between the aggregate exercise price of such options and the aggregate fair market value of the shares of Common Stock that would be received upon exercise, assuming such exercise occurred on December 31, 2004, at which date the last trade price of the Common Stock as stated on the Over the Counter Electronic Bulletin Board was $19.15 per share.

(2)	Adjusted for subsequent 25% stock dividend.

Compensation Plans
      Set forth below is information as of December 31, 2004 regarding equity compensation plans that have been approved by shareholders. The Company has no equity based benefit plans that were not approved by shareholders.

Number of Securities
	to be Issued Upon			Number of Securities
	Exercise of		Weighted	Remaining Available
	Outstanding Options		Average Exercise	for Issuance Under
Plan	and Rights		Price(2)	Plan

Equity compensation plans approved by shareholders	444,428	(1)	$9.33	3,686	(3)
Equity compensation plans not approved by shareholders	—		—	—

Total	444,428		$9.33	3,686

(1)	Consists of options to purchase (i) 152,718 shares of common stock under the 2002 Stock Option Plan and (ii) 291,710 shares of common stock under the 2003 Stock Option Plan.

(2)	The weighted average exercise price reflects the exercise price of $10.60 per share for options granted under the 2003 Stock Option Plan and $6.86 per share for options under the 2002 Stock Option Plan.

(3)	Consists of options to purchase 2,605 shares under the 2003 Stock Option Plan and 1,081 shares under the 2002 Stock Option Plan.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Janney Montgomery Scott LLC is acting as the representative of the underwriters.

Name	Number of Shares

Total

      The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the representative of the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.
      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.
Over-allotment Option
      We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.
Commissions and Expenses
      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $           per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $           per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total underwriting discount we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total Without	Total With
	Per Share	Over-Allotment	Over-Allotment

Price to public	$	$	$
Underwriting discounts	$	$	$
Proceeds to us, before expenses	$	$	$
      We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $          and are payable by us. We have agreed to pay Janney Montgomery Scott LLC a non-accountable expense allowance in the amount of $145,000 payable at the closing of the offering.
Lock-up Agreements
      We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities, convertible into, exchangeable or exercisable for any shares of our common stock or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of Janney Montgomery Scott LLC. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to, or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.
Indemnity
      We have agreed to indemnify the underwriters, and persons who control each of the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, the Over the Counter Electronic Bulletin Board, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Over the Counter Electronic Bulletin Board, may engage in passive market making transactions in our common stock on the Over the Counter Electronic Bulletin Board in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of the offering or before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Representative of the Underwriters
      From time to time, Janney Montgomery Scott LLC may seek to provide investment banking services to us in the ordinary course of business and may receive compensation for such services.

DESCRIPTION OF CAPITAL STOCK OF
BCB BANCORP, INC.
General
      BCB Bancorp, Inc. is authorized to issue 10,000,000 shares of common stock, having no par value. Each share of BCB Bancorp, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of BCB Bancorp, Inc.’s capital stock which is deemed material to an investment decision with respect to the offering. The common stock of BCB Bancorp, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation.
Common Stock
      Dividends. BCB Bancorp, Inc. can pay cash dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common stock of BCB Bancorp, Inc. will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of BCB Bancorp, Inc. out of funds legally available therefor. Dividends from BCB Bancorp, Inc. will depend, in large part, upon receipt of cash dividends from Bayonne Community Bank.
      Voting Rights. Upon the effective date of the stock offering, the holders of common stock of BCB Bancorp, Inc. will possess exclusive voting rights in BCB Bancorp, Inc. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.
      Liquidation. In the event of any liquidation, dissolution or winding up of Bayonne Community Bank, BCB Bancorp, Inc., as holder of Bayonne Community Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Bayonne Community Bank, including all deposit accounts and accrued interest thereon, all assets of Bayonne Community Bank available for distribution. In the event of liquidation, dissolution or winding up of BCB Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of BCB Bancorp, Inc. available for distribution.
      Rights to Buy Additional Shares. Holders of the common stock of BCB Bancorp, Inc. will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if BCB Bancorp, Inc. issues more shares in the future. The common stock is not subject to redemption.
CHANGE IN AUDITORS
      On April 1, 2005, Radics & Co. LLC, (“Radics”) merged with Beard Miller Company LLP (“Beard Miller”) to become the Pine Brook, New Jersey office of Beard Miller. As a result, on April 1, 2005, Radics resigned as independent auditors of BCB Bancorp, Inc. On April 1, 2005, BCB Bancorp, Inc. engaged Beard Miller as its successor independent audit firm. BCB Bancorp, Inc.’s engagement of Beard Miller has been approved by our Audit Committee.
      The reports of Radics on our consolidated financial statements as of and for the fiscal years ended December 31, 2004, and December 31, 2003, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
      During the years ended December 31, 2004 and 2003, and in connection with the audit of our financial statements for such periods, as well as the interim period subsequent to the most recent fiscal year end and through until the date of Radics’ resignation, there were no disagreements between us and Radics on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Radics, would have caused Radics to make reference to such matter in connection with its audit reports on our financial statements.
      We provided Radics with a copy of the above disclosures in response to Item 304(a) of Regulation S-K. We requested that Radics deliver to us a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by us in response to Item 304(a) of Regulation S-K, and if not, stating the respects in which it does not agree. A copy of Radics’ letter is filed as Exhibit 16 to a Form 8-K/A filed on April 27, 2005.
TRANSFER AGENT AND REGISTRAR
      Registrar and Transfer Company, Cranford, New Jersey will act as the transfer agent and registrar of the common stock.
LEGAL MATTERS
      The legality of the common stock has been opined upon for BCB Bancorp, Inc. by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to BCB Bancorp, Inc. Certain legal matters will be passed upon for the underwriters by Shumaker Williams, P.C., Camp Hill, Pennsylvania.
EXPERTS
      The consolidated financial statements of BCB Bancorp, Inc., as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, appearing elsewhere in this prospectus have been included herein and in the registration statement in reliance upon the report of Beard Miller Company LLP, independent registered public accounting firm, which is included herein upon the authority of Beard Miller Company LLP as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      This prospectus is a part of a Registration Statement on Form S-1 filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission. You can obtain the complete registration statement from the Securities and Exchange Commission, as indicated below.
      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You also may inspect and copy these materials at prescribed rates at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

BCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
(With Report of Registered Public Accounting Firm Thereon)
INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Condition as of September 30, 2005 (Unaudited), and December 31, 2004 and 2003	F-3
Consolidated Statements of Income for the Nine Months Ended September 30, 2005 and 2004 (Unaudited), and for Each of the Years in the Three-Year Period Ended December 31, 2004	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2005 (Unaudited), and for Each of the Years in the Three-Year Period Ended December 31, 2004	F-5
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004 (Unaudited) and for Each of the Years in the Three-Year Period Ended December 31, 2004	F-6
Notes to Consolidated Financial Statements	F-7 — F-31
      All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Stockholders
BCB Bancorp, Inc.
We have audited the accompanying consolidated statements of financial condition of BCB Bancorp, Inc. (the “Company”) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of BCB Bancorp, Inc. and Subsidiaries at December 31, 2004 and 2003, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pine Brook, New Jersey
January 28, 2005

BCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

			December 31,
		September 30,
	Note(s)	2005	2004	2003

		(Unaudited)
		(In thousands, except share
		and per share data)
ASSETS
Cash and amounts due from depository institutions		$2,479	$2,353	$2,895
Interest-earning deposits		3,342	2,181	8,891

Total cash and cash equivalents	2 and 16	5,821	4,534	11,786
Securities held to maturity	2, 4 and 16	141,573	117,036	90,313
Loans receivable	2, 5 and 16	286,070	246,380	188,786
Premises and equipment	2, 3 and 6	5,566	5,679	5,704
Federal Home Loan Bank of New York stock		3,120	944	1,250
Interest receivable	2, 7 and 16	2,773	2,329	1,856
Deferred income taxes	2 and 13	1,023	772	697
Other assets		912	615	284

Total assets		$446,858	$378,289	$300,676

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits	8 and 16	$351,877	$337,243	$253,650
Short-term borrowings	9 and 16	10,400	10,000	25,000
Long-term debt		54,124	4,124	—
Other liabilities		1,284	886	859

Total liabilities		417,685	352,253	279,509

Commitments and contingencies	15 and 16	—	—	—
Stockholders’ equity	1, 2, 10, 11 and 12
Common stock, stated value of $0.08 (unaudited), $0.08 and $0.10, respectively; 10,000,000 shares authorized; 2,995,185 (unaudited), 2,993,538 and 2,296,984 shares, respectively, issued		239	239	230
Additional paid-in capital		27,739	27,725	26,484
Treasury stock, at cost; 21,982 shares at September 30, 2005 (unaudited)		(422)	—	—
Retained earnings (accumulated deficit)		1,617	(1,928)	(5,547)

Total stockholders’ equity		29,173	26,036	21,167

Total liabilities and stockholders’ equity		$446,858	$378,289	$300,676

See notes to consolidated financial statements.

BCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Nine Months
		Ended September 30,		Year Ended December 31,

	Note(s)	2005	2004	2004	2003	2002

		(Unaudited)
		(In thousands, except per share data)
Interest income:
Loans	2 and 5	$13,741	$10,706	$14,784	$10,745	$6,119
Securities	2	4,475	4,228	5,757	3,299	2,949
Other interest-earning assets		27	121	159	91	272

Total interest income		18,243	15,055	20,700	14,135	9,340

Interest expense:
Deposits:	8
Demand		249	246	351	249	230
Savings and club		3,059	2,905	3,981	3,235	2,761
Certificates of deposit		2,511	1,512	2,153	808	389

		5,819	4,663	6,485	4,292	3,380
Borrowed money		696	327	460	44	—

Total interest expense		6,515	4,990	6,945	4,336	3,380

Net interest income		11,728	10,065	13,755	9,799	5,960
Provision for loan losses	2 and 5	760	440	690	880	843

Net interest income after provision for loan losses		10,968	9,625	13,065	8,919	5,117

Non-interest income:
Fees and service charges		403	407	517	367	314
Gain on sales of loans originated for sale		157	109	136	94	—
Loss on sale of non-performing loans		—	(56)	(56)	—	—
Gain on sales of securities available for sale		—	—	—	—	8
Gain on sales of securities held to maturity		28	—	—	—	—
Other		19	17	26	19	14

Total non-interest income		607	477	623	480	336

Non-interest expense:
Salaries and employee benefits	2	3,240	3,038	3,976	2,813	1,552
Occupancy expense of premises	2, 3 and 6	511	498	655	411	247
Equipment	2	1,170	1,076	1,428	940	646
Advertising		111	100	161	169	79
Other	2 and 14	934	1,202	1,441	1,057	748

Total non-interest expense		5,966	5,914	7,661	5,390	3,272

Income before income taxes		5,609	4,188	6,027	4,009	2,181
Income taxes	2 and 13	2,064	1,675	2,408	1,614	872

Net income		$3,545	$2,513	$3,619	$2,395	$1,309

Net income per common share:	2
Basic		$0.95	$0.68	$0.97	$0.67	$0.43

Diluted		$0.91	$0.65	$0.93	$0.64	$0.43

Weighted average number of common shares outstanding:	2
Basic		3,731	3,702	3,713	3,589	3,029

Diluted		3,910	3,870	3,878	3,720	3,046

See notes to consolidated financial statements.

BCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Retained
		Additional		Earnings
	Common	Paid-In	Treasury	(Accumulated)
	Stock	Capital	Stock	Deficit)	Total

	(In thousands)
Balance, December 31, 2001	$5,818	$6,015	$—	$(530)	$11,303
Issuance of stock dividend	581	698	—	(1,279)	—
Net sale of common stock	3,091	3,069	—	—	6,160
Net income for the year ended December 31, 2002	—	—	—	1,309	1,309

Balance, December 31, 2002	9,490	9,782	—	(500)	18,772
Issuance of stock dividends	972	6,470	—	(7,442)	—
Exchange of Bank stock for Company stock	(10,232)	10,232	—	—	—
Net income for year ended December 31, 2003	—	—	—	2,395	2,395

Balance, December 31, 2003	230	26,484	—	(5,547)	21,167
Exercise of stock options	9	1,062	—	—	1,071
Tax benefit from exercise of stock options	—	179	—	—	179
Net income for the year ended December 31, 2004	—	—	—	3,619	3,619

Balance, December 31, 2004	239	27,725	—	(1,928)	26,036
Exercise of stock options (unaudited)	—	14	—	—	14
Treasury stock purchases (unaudited)	—	—	(422)	—	(422)
Net income for the nine months ended September 30, 2005 (unaudited)	—	—	—	3,545	3,545

Balance,September 30, 2005 (unaudited)	$239	$27,739	$(422)	$1,617	$29,173

See notes to consolidated financial statements.

BCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$3,545	$2,513	$3,619	$2,395	$1,309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	264	255	342	148	98
Amortization (accretion), net	(384)	(179)	(369)	(232)	45
Provision for loan losses	760	440	690	880	843
Deferred income tax (benefit)	(251)	(56)	(74)	(164)	(137)
Gain on sales of securities available for sale	—	—	—	—	(8)
Gain on sales of securities held to maturity	(28)	—	—	—	—
Loans originated for sale	(10,372)	(9,594)	(12,031)	(8,558)	—
Proceeds from sales of loans originated for sale	10,074	9,703	12,167	8,652	—
Gain on sales of loans originated for sale	(157)	(109)	(136)	(94)	—
Loss on sale of nonperforming loans	—	56	56	—	—
(Increase) in interest receivable	(444)	(494)	(473)	(726)	(619)
(Increase) in other assets	(297)	(323)	(152)	(58)	(56)
Increase in accrued interest payable	276	122	81	66	15
Increase (decrease) in other liabilities	122	(34)	(55)	(24)	616

Net cash provided by operating activities	3,108	2,300	3,665	2,285	2,106

Cash flows from investing activities:
Purchase of securities available for sale	—	—	—	—	(1,989)
Proceeds from sale of securities available for sale	—	—	—	—	1,997
Proceeds from calls of securities held to maturity	18,755	9,500	42,000	20,000	2,500
Proceeds from sales of securities held to maturity	7,373	—	—	—	—
Purchases of securities held to maturity	(55,815)	(45,368)	(75,823)	(75,947)	(25,102)
Proceeds from repayments on securities held to maturity	5,201	5,177	7,112	16,282	10,577
Proceeds from sales of participation interests in loans	612	1,747	1,747	3,480	1,599
Proceeds from sale of nonperforming loans	—	1,072	1,072	—	—
Purchases of loans	(5,165)	(10,714)	(12,739)	(5,430)	(3,094)
Net (increase) in loans receivable	(35,081)	(38,229)	(48,063)	(65,444)	(76,520)
Additions to premises and equipment	(151)	(291)	(317)	(3,225)	(1,281)
Redemption (purchase) of Federal Home Loan Bank of New York stock	(2,176)	—	306	(490)	(760)

Net cash (used in) investing activities	(66,447)	(77,106)	(84,705)	(110,774)	(92,073)

Cash flows from financing activities:
Net increase in deposits	14,634	74,684	83,593	90,131	61,784
Proceeds of long-term debt	50,000	4,124	4,124	—	—
Net change in short-term borrowings	400	—	(15,000)	25,000	—
Purchases of treasury stock	(422)	—	—	—	—
Net proceeds from sales of common stock	14	1,066	1,071	—	6,160

Net cash provided by financing activities	64,626	79,874	73,788	115,131	67,944

Net increase (decrease) in cash and cash equivalents	1,287	5,068	(7,252)	6,642	(22,023)
Cash and cash equivalents — beginning	4,534	11,786	11,786	5,144	27,167

Cash and cash equivalents — ending	$5,821	$16,854	$4,534	$11,786	$5,144

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$2,138	$1,845	$2,606	$2,144	$551

Interest	$6,239	$4,868	$6,863	$4,270	$3,365

See notes to consolidated financial statements.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.     ORGANIZATION AND STOCK OFFERINGS
After the close of business on April 30, 2003, BCB Bancorp, Inc. (the “Company”), a New Jersey corporation, became a bank holding company in accordance with the terms of an Agreement and Plan of Acquisition, dated September 12, 2002 (the “Agreement”), by and between Bayonne Community Bank (the “Bank”), a New Jersey commercial bank, and the Company. Pursuant to the Agreement and N.J.S.A. 17:19A-355, the Company was organized as a wholly owned subsidiary of the Bank and by operation of law the outstanding shares of common stock of the Bank became, on a one-for-one basis, common stock of the Company. The common stock of the Company held by the Bank was cancelled. Accordingly, the Bank became a wholly-owned subsidiary of the Company and the shareholders of the Bank became the shareholders of the Company.
The common stock of the Bank was previously registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Federal Deposit Insurance Corporation. Pursuant to Rule 12(g)(3) promulgated under the Exchange Act, the Company’s common stock was deemed automatically registered under the Exchange Act. In addition, the common stock of the Company was substituted for the common stock of the Bank on the Over-the-Counter Electronic Bulletin Board and trades under the symbol “BCBP.”
The Bank sold 618,182 shares at $10.00 per share of its common stock through an offering circular dated May 1, 2002, at various closing dates. Net proceeds of the secondary offering, after expenses thereof, totalled $6,160,000.
On April 27, 2005 (unaudited), the Company announced that the Board of Directors had approved a stock repurchase program for the repurchase of up to 5% of the Company’s outstanding common stock equal to approximately 150,000 shares. The repurchase will be made from time to time as market conditions warrant. Through September 30, 2005 (unaudited), a total of 21,982 shares of Company common stock were repurchased at a cost of approximately $422,000 or $19.21 per share. As a consequence of the Company’s decision to raise additional capital, as discussed in the next paragraph, the Company has suspended its stock repurchase program.
On September 12, 2005 (unaudited), the Company filed a registration statement with the Securities and Exchange Commission proposing to sell approximately 800,000 shares of its common stock, subject to a 15% underwriter’s over-allotment. The Board of Directors has authorized a 25% increase in the number of shares to be sold in order to reflect the five for four stock dividend declared in October 2005 (see note 2).
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidated financial statement presentation
The consolidated financial statements include the accounts of the Company and its wholly-own subsidiaries, the Bank, BCB Holding Company Investment Corp. (the “Investment Company”) and BCB Equipment Leasing Company (the “Leasing Company”), and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.
The Company’s unaudited interim consolidated financial statements are subject to possible adjustment in connection with the annual audit of the consolidated financial statements as of and for the year ending December 31, 2005. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for the periods presented. Operations for the nine months ended September 30, 2005, are not necessary indicative of the results to be expected for the full year.
In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
Business of the Company and Subsidiaries
The Company’s primary business is the ownership and operation of the Bank. The Bank is a New Jersey commercial bank which, as of September 30, 2005 (unaudited) and December 31, 2004, operated at three locations in Bayonne, New Jersey, and is subject to regulation, supervision, and examination by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowed funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Investment Company was organized in January 2005 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities. The Leasing Company is engaged in earning fees for generating leasing transactions for commercial entities.
Cash and cash equivalents
Cash and cash equivalents include cash and amounts due from depository institutions and interest-earning deposits in other banks having original maturities of three months or less.
Securities available for sale and held to maturity
Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income component of retained earnings.
On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Premiums and discounts on all securities are amortized/accreted to maturity using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. Gains or losses on sales are recognized based on the specific identification method.
Loans receivable
Loans receivable is carried at unpaid principal balances less net deferred loan origination fees and the allowance for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized, as an adjustment of yield, over the contractual lives of the related loans.
Accrued interest on loans that are contractually delinquent ninety days or more is charged off and the related loans placed on nonaccrual status. Income is subsequently recognized only to the extent that cash payments are received until delinquency status is reduced to less than ninety days, in which case the loan is returned to an accrual status.
Allowance for loan losses
The allowance for loan losses is increased through provisions charged to operations and by recoveries, if any, on previously charged-off loans and reduced by charge-offs on loans which are determined to be a loss in accordance with Bank policy.
The allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potentially impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, and types and value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral.
General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, and current economic conditions and management’s judgment. Although management believes that adequate specific and general allowances for loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary.
Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal. The Bank has not had any loans deemed to be impaired during the nine months ended September 30, 2005 (unaudited) or the three-year period ended December 31, 2004.
Concentration of risk
Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash and cash equivalents include amounts placed with highly rated financial institutions. Securities include securities backed by the U.S. Government and other highly rated instruments. The Bank’s lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.
Premises and equipment
Land is carried at cost. Buildings, building improvements, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Significant renovations and additions are charged to the property and equipment account. Maintenance and repairs are charged to expense in the period incurred. Depreciation charges are computed on the straight-line method over the following estimated useful lives of each type of asset.

Buildings	40 years
Building improvements	7 to 40 years
Furniture, fixtures and equipment	3 to 40 years
Leasehold improvements	Shorter of useful life or term of lease
Interest-rate risk
The potential for interest-rate risk exists as a result of the difference in duration of interest-sensitive liabilities compared to interest-sensitive assets. For this reason, management regularly monitors the maturity structure of interest-earning assets and interest-bearing liabilities in order to measure the level of interest-rate risk and to plan for future volatility.
Income taxes
The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company and its subsidiaries based upon their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by the Company and its subsidiaries.
Federal and state income tax expense has been provided on the basis of reported income. The amounts reflected on the tax return differs from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not more likely than not to be realized.
Net income per common share
Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effects of outstanding stock options, if dilutive, using the treasury stock method.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In October 2004, the Company’s Board of Directors authorized a 25% stock dividend to stockholders of record on November 8, 2004. Such dividend was distributed on November 22, 2004. In October 2005, the Company’s Board of Directors authorized a 25% stock dividend to stockholders of record on October 13, 2005. Such dividend was distributed on October 27, 2005. The weighted average number of common shares outstanding and the net income per common share presented in the consolidated statements of income have been restated to give retroactive effect to the stock dividends.
Stock-based compensation plans
The Company, under plans approved by its stockholders in 2003 and 2002, has granted stock options to employees and outside directors. See note 11 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provides information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, as amended, to all option grants.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)	(Unaudited)
	(In thousands, except for per share amounts)
Net income as reported	$3,545	$2,513	$3,619	$2,395	$1,309
Less: Total stock-based compensation expense, net of income taxes, included in reported net income	—	—	—	—	—
Add: Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if the fair value method had been applied to all grants	(352)	(418)	(540)	(486)	(89)

Pro forma net income	$3,193	$2,095	$3,079	$1,909	$1,220

Net income per commons share, as reported:
Basic	$0.95	$0.68	$0.97	$0.67	$0.43
Diluted	0.91	0.65	0.93	0.64	0.43

Pro forma net income per common share:
Basic	$0.86	$0.57	$0.83	$0.53	$0.40
Diluted	0.82	0.54	0.79	0.51	0.40

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Comprehensive income
The Company has had, since inception, no items of other comprehensive income.
Reclassification
Certain amounts for prior periods have been reclassified to conform to the current period’s presentation.
Recent Accounting Pronouncements
Accounting for Stock-based Payments: In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 123 (revised), “Share-Based Payment”. Statement No. 123 (revised) replaces Statement No. 123 and supersedes APB Opinion No. 25. Statement No. 123 (revised) requires compensation costs related to share based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro form amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.
On April 14, 2005, the Securities and Exchange Commission (the “SEC”) adopted a new rule that amends the compliance dates for Statement No. 123 (revised). Under the new rule, we are required to adopt Statement No. 123 (revised) in the first annual period beginning after September 15, 2005. Early application of Statement No. 123 (revised) is encouraged, but not required. Accordingly, we are required to record compensation expense for all new awards granted and any awards modified after January 1, 2006. In addition, the transition rules under SFAS No. 123 (revised 2004) will require that, for all awards outstanding at January 1, 2006, for which the requisite service has not yet been rendered, compensation cost be recorded as such service is rendered after January 1, 2006.
The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements as restatements of previously reported periods will not be required. However, our stock option awards generally require a service period which extends beyond the effective date of SFAS No. 123 (revised 2004) and, accordingly, we will be required to record compensation expense on such awards beginning on January 1, 2006. The Company’s Board of Directors is considering accelerating the vesting of outstanding option grants so that all such options would be fully vested before January 1, 2006. If that is done, we would not need to record compensation expense for the options in 2005 or in future years. If we do not accelerate the vesting of existing options, our preliminary analysis indicates that compensation expense, net of income tax benefits, related to awards expected to exist at January 1, 2006, which will require future service by grantees, will be $379,000 in 2006, $301,000 in 2007, and $128,000 in 2008.
Accounting For Variable Interest Entities: In December 2003, the FASB issued a revision to Interpretation 46, “Consolidation of Variable Interest Entities,” which established standards for identifying a variable interest entity (“VIE”) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIE is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this interpretation to all other types of VIE at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not had and is not expected to have a material effect on our financial position or results of operations.
Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). This Statement established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity as well as their classification in the company’s statement of financial position. It requires that the company classify a financial instrument that is within its scope as a liability when that instrument embodies an obligation of the issuer. SFAS No. 150 did not have any impact on our consolidated financial statements.
Amendment of Statement 133 on Derivative Instruments and Hedging Activities: On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. With a number of exceptions, SFAS No. 149 is effective for contracts entered into or modified after September 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.
Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. We do not have any financial letters of credit at September 30, 2005 or at December 31, 2004.
3.     RELATED PARTY TRANSACTIONS
The Bank leases a property from NEW BAY LLC (“NEW BAY”), a limited liability corporation 100% owned by a majority of the directors and officers of the Bank. In conjunction with the lease, NEW BAY substantially removed the pre-existing structure on the site and constructed a new building suitable to the Bank for its banking operations. Under the terms of the lease, the cost of this project was reimbursed to NEW BAY by the Bank. The amount reimbursed, which occurred during the year 2000, was approximately $943,000, and is included in premises and equipment under the caption “Building and improvements”. See note 6 to consolidated financial statements.
The original lease term began on November 1, 2000, and concludes on October 31, 2005, and provides for an annual base rent of $108,000 for the first three years and $111,240 for the remaining two years. The Bank has the option to renew the lease for four consecutive five-year periods, subject to a rent escalation clause. In addition, at each renewal date, the Bank has the option to purchase the property from NEW BAY, at the then current fair market value less a credit equal to the lesser of (a) the funds previously reimbursed to NEW BAY, for the new building construction, less any subsequent depreciation, or (b) $750,000. The authority to exercise the purchase option is solely vested in an officer who has no ownership interest in NEW BAY.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On July 1, 2002, the Bank acquired a tract of real estate in the Bergen Point section of the City of Bayonne, New Jersey. The property was purchased for $889,686 from 104 L.L.C., a limited liability corporation 100% owned by a majority of the directors and officers of the Bank. This property is included in land. See Note 6 to consolidated financial statements.
4.     SECURITIES HELD TO MATURITY

	September 30, 2005

		Gross Unrealized
	Carrying			Estimated
	Value	Gains	Losses	Fair Value

	(Unaudited)
	(In thousands)
U.S. Government Agencies:
Due in one year or less	$5,000	$—	$3	$4,997
Due after one year through five years	14,499	—	101	14,398
Due after five years through ten years	47,294	3	412	46,885
Due after ten years	42,296	—	290	42,006

	109,089	3	806	108,286

Mortgage-backed securities:
Due after five years through ten years	394	12	—	406
Due after ten years	32,090	93	369	31,814

	32,484	105	369	32,220

	$141,573	$108	$1,175	$140,506

	December 31, 2004

		Gross Unrealized
	Carrying			Estimated
	Value	Gains	Losses	Fair Value

	(In thousands)
U.S. Government Agencies:
Due after one year through five years	$7,499	$20	$—	$7,519
Due after five years through ten years	29,228	67	173	29,122
Due after ten years	41,293	8	175	41,126

	78,020	95	348	77,767

Mortgage-backed securities:
Due after five years through ten years	529	29	—	558
Due after ten years	38,487	438	143	38,782

	39,016	467	143	39,340

	$117,036	$562	$491	$117,107

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2003

		Gross Unrealized
	Carrying			Estimated
	Value	Gains	Losses	Fair Value

	(In thousands)
U.S. Government Agencies:
Due after one year through five years	$2,500	$16	$—	$2,516
Due after five years through ten years	19,982	111	285	19,808
Due after ten years	49,500	656	85	50,071

	71,982	783	370	72,395

Mortgage-backed securities:
Due after five years through ten years	856	55	—	911
Due after ten years	17,475	436	20	17,891

	18,331	491	20	18,802

	$90,313	$1,274	$390	$91,197

During the nine months ended September 30, 2005 (unaudited), proceeds from sales of securities held to maturity totaled $7,373,000, including gross gains of $37,000 and gross losses of $9,000. The securities sold consisted of mortgage-backed securities on which we had already collected more than eighty-five percent of the principal outstanding at the purchase date and U.S. Government Agency bonds which were within three months of their call dates and on which the exercise of the call was determined to be probable. There were no sales of securities held to maturity during the years ended December 31, 2004, 2003 and 2002. At September 30, 2005 (unaudited), and December 31, 2004 and 2003, mortgage-backed securities with a carrying value of approximately $1,139,000, $1,510,000 and $1,664,000, respectively, were pledged to secure public deposits. See also Note 9 for securities pledged to secure borrowings.
The age of unrealized losses and fair value of related securities held to maturity were as follows:

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)
September 30, 2005 (Unaudited)
U.S. Government Agencies	$86,603	$455	$16,996	$351	$103,599	$806
Mortgage-backed securities	10,047	78	12,760	291	22,807	369

	$96,650	$533	$29,756	$642	$126,406	$1,175

December 31, 2004
U.S. Government Agencies	$28,789	$232	$9,000	$116	$37,789	$348
Mortgage-backed securities	13,492	131	1,035	12	14,527	143

	$42,281	$363	$10,035	$128	$52,316	$491

December 31, 2003
U.S. Government Agencies	$19,995	$370	$—	$—	$19,995	$370
Mortgage-backed securities	4,618	20	—	—	4,618	20

	$24,613	$390	$—	$—	$24,613	$390

At September 30, 2005, management concluded that the unrealized losses above (which related to thirty U.S. Government Agency bonds and sixteen FNMA or FHLMC mortgage-backed securities) are temporary in nature since they are not related to the underlying credit quality of the issuers and the Company has the ability and intent to hold these securities for a time necessary to recover their cost. The losses above are primarily related to market interest rates.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.     LOANS RECEIVABLE

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
Real estate mortgage:
One-to-four-family residential	$37,746	$34,855	$33,913
Commercial and multi-family	181,995	158,755	115,160
Construction	27,331	19,209	10,009

	247,072	212,819	159,082

Commercial:
Business loans	3,246	3,917	6,109
Lines of credit	13,743	11,206	7,939

	16,989	15,123	14,048

Consumer:
Passbook or certificate	79	105	450
Home equity lines of credit	5,052	1,477	2,439
Home equity	20,366	19,152	14,386
Automobile	138	194	366
Personal	126	308	99

	25,761	21,236	17,740

Deposit overdrafts	75	137	268

Total loans	289,897	249,315	191,138

Less: Deferred loan fees, net	649	429	239
Allowance for loan losses	3,178	2,506	2,113

	3,827	2,935	2,352

	$286,070	$246,380	$188,786

Included in real estate mortgages at September 30, 2005, are two loans, having an aggregate carrying value of $455,000, which are classified as held for sale. The aggregate fair value of these loans exceeds their carrying value.
At September 30, 2005 (unaudited), and December 31, 2004 and 2003, loans serviced by the Bank for the benefit of others, which consist of participation interests in loans originated by the Bank, totalled approximately $4,551,000, $6,003,000 and $5,020,000, respectively.
The Bank grants loans to officers and directors of the Company and the Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
than normal risk of collectibility. The activity with respect to loans to directors, officers and associates of such persons, is as follows (in thousands):

		Year Ended
	Nine Months Ended	December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Balance — beginning	$6,599	$7,818	$9,078
Loans originated	5,962	4,294	14,997
Collections of principal	(4,953)	(2,759)	(16,257)
Loans to persons newly (no longer) associated	104	(2,754)	—

Balance — ending	$7,712	$6,599	$7,818

The following is an analysis of the allowance for loan losses (in thousands):

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Balance — beginning	$2,506	$2,113	$2,113	$1,233	$412
Provision charged to operations	760	440	690	880	843
Recoveries of loans previously charged off	11	35	35	—	—
Loans charged off	(99)	(220)	(332)	—	(22)

Balance — ending	$3,178	$2,368	$2,506	$2,113	$1,233

At September 30, 2005 (unaudited), and December 31, 2004 and 2003, nonaccrual loans for which the accrual of interest had been discontinued totalled approximately $1,163,000, $553,000 and $67,000, respectively. Had these loans been performing in accordance with their original terms, the interest income recognized for the nine months ended September 30, 2005 and 2004 (unaudited), and the years ended December 31, 2004, 2003 and 2002 would have been approximately $66,000, $45,000, $43,000, $6,000 and $6,000, respectively. Interest income recognized on such loans was approximately $33,000, $28,000, $29,000, $-0- and $2,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on a nonaccrual status.
6.     PREMISES AND EQUIPMENT

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
Land	$890	$890	$890
Buildings and improvements	3,538	3,538	3,426
Leasehold improvements	345	338	332
Furniture, fixtures and equipment	1,744	1,601	1,402

	6,517	6,367	6,050
Accumulated depreciation and amortization	(951)	(688)	(346)

	$5,566	$5,679	$5,704

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Buildings and improvements includes a building constructed on property leased from a related party. See note 3 to consolidated financial statements.
Rental expenses related to the occupancy of premises totalled $139,000 and $128,000 for the nine months ended September 30, 2005 and 2004 (unaudited), respectively, and $170,000, $170,000 and $113,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The minimum obligation under lease agreements for each of the years ending December 31 is as follows (in thousands):

	September 30,	December 31,
Year	2005	2004

	(Unaudited)
2005	$48	$156
2006	243	64
2007	242	62
2008	180	—
2009	180	—
2010	120	—

	$1,013	$282

7.     INTEREST RECEIVABLE

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
Loans	$1,502	$1,219	$890
Securities	1,271	1,110	963
Other	—	—	3

	$2,773	$2,329	$1,856

8.     DEPOSITS

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
Demand:
Non-interest bearing	$29,757	$20,557	$16,626
NOW	19,830	23,155	17,201
Money Market	2,367	2,483	2,163

	51,954	46,195	35,990
Savings and club	174,016	197,868	162,832
Certificates of deposit	125,907	93,180	54,828

	$351,877	$337,243	$253,650

At September 30, 2005 (unaudited), and December 31, 2004 and 2003, certificates of deposit of $100,000 or more totalled approximately $53,349,000, $34,801,000 and $16,330,000, respectively.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The scheduled maturities of certificates of deposit were as follows:

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
One year or less	$62,318	$54,367	$41,456
After one year to three years	48,878	32,761	11,605
After three years	14,711	6,052	1,767

	$125,907	$93,180	$54,828

9.     BORROWED MONEY
Borrowed money consists of the following (dollars in thousands):

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Long-term borrowings:
Trust preferred floating rate junior subordinated debenture maturing June 17, 2034; interest rate adjusts quarterly to LIBOR plus 2.65% (6.54% at September 30, 2005 (unaudited) and 5.15% at December 31, 2004)	$4,124	$4,124	$—

Federal Home Loan Bank of New York (“FHLB”) Repurchase Agreements:
3.33% maturing July 15, 2015	15,000	—	—
3.53% maturing August 2, 2015	10,000	—	—
3.44% maturing August 26, 2015	10,000	—	—
3.27% maturing August 31, 2015	15,000	—	—

	50,000	—	—

	54,124	4,124	—

Short-term borrowings — FHLB advances:
4.11% on overnight line of credit	10,400	—	—
1.48% maturing November 19, 2004	—	—	25,000
2.47% maturing February 22, 2005	—	5,000	—
2.68% maturing May 19, 2005	—	5,000	—

	10,400	10,000	25,000

	$64,524	$14,124	$25,000

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Additional information regarding short-term borrowings is as follows (dollars in thousands):

	At or for the		At or for the
	Nine Months Ended		Year Ended
	September 30,		December 31,

	2005	2004	2004	2003

	(Unaudited)
Average balance outstanding during the period	$12,064	$25,000	$23,440	$2,945
Highest month-end balance during the period	21,400	25,000	25,000	25,000
Average interest rate during the period	3.06%	1.48%	1.54%	1.49%
Weighted average interest rate at period end	4.11%	1.48%	2.58%	1.48%
The trust preferred debenture is callable, at the Company’s option, on September 17, 2009, and quarterly thereafter.
At September 30, 2005 (unaudited) and December 31, 2004, securities held to maturity with a carrying value of approximately $88,967,000 and $32,477,000, respectively, were pledged to secure the above noted Federal Home Loan Bank of New York borrowings.
10.     REGULATORY CAPITAL
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures, established by regulation to ensure capital adequacy, require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital, (as defined in the regulations), to risk-weighted assets, (as defined), and of Tier 1 capital to total assets, (as defined). The following table presents information as to the Bank’s capital levels.

					To be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirements		Actions Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
September 30, 2005 (Unaudited)
Total Capital (to risk-weighted assets)	$36,699	12.23%	$24,012	8.00%	$30,015	10.00%
Tier 1 Capital (to risk-weighted assets)	33,521	11.17%	—	—	18,009	6.00%
Tier 1 Capital (to adjusted total assets)	33,521	7.50%	17,885	4.00%	22,357	5.00%

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

					To be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirements		Actions Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
December 31, 2004
Total Capital (to risk-weighted assets)	$32,368	12.83%	$20,117	8.00%	$25,222	10.00%
Tier 1 Capital (to risk-weighted assets)	29,862	11.84%	—	—	15,133	6.00%
Tier 1 Capital (to adjusted total assets)	29,862	7.89%	15,124	4.00%	18,906	5.00%
December 31, 2003
Total Capital (to risk-weighted assets)	$23,230	11.51%	$16,142	8.00%	$20,178	10.00%
Tier 1 Capital (to risk-weighted assets)	21,117	10.47%	—	—	12,107	6.00%
Tier 1 Capital (to adjusted total assets)	21,117	7.02%	12,028	4.00%	15,034	5.00%
11.     BENEFITS PLAN
Stock Options
Stock options granted under stockholder approved stock option plans may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing on the date of grant and continuing through the next four anniversary dates. Vested options may be exercised up to ten years from the date of grant. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. A summary of stock option activity follows:

	Number of	Range of	Weighted Average
	Option Shares	Exercise Price	Exercise Price

December 31, 2001	—	$—	$—
Options granted	192,383	6.61	6.61
Options exercised	—	—	—

December 31, 2002	192,383	6.61	6.61
Options granted	259,631	11.67-12.73	11.67
Options exercised	—	—	—

December 31, 2003	452,014	6.61-12.73	9.52
Options granted	148,418	14.80	14.80
Options exercised	(122,232)	6.61-12.73	8.77
Options cancelled	(122,658)	6.61-11.67	10.49

December 31, 2004	355,542	6.61-14.80	11.65
Options granted (unaudited)	—	—	—
Options exercised (unaudited)	(1,647)	6.61-14.80	8.48

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Number of	Range of	Weighted Average
	Option Shares	Exercise Price	Exercise Price

September 30, 2005 (unaudited)	353,895	6.61-14.80	11.66

Exercisable at:
September 30, 2005 (unaudited)	58,874	6.61	6.61
	48,727	11.67-12.73	11.67
	58,390	14.80	14.80

	165,991	6.61-14.80	10.98

December 31, 2004	84,409	6.61-14.80	11.23
December 31, 2003	128,879	6.61-12.73	8.65
December 31, 2002	38,476	6.61	6.61
At September 30, 2005 (unaudited), and December 31, 2004 and 2003, the stock options outstanding had a weighted-average remaining contractual life of 8.0 years, 8.7 years and 9.2 years, respectively. At September 30, 2005 (unaudited), and December 31, 2004 and 2003, stock options for up to 2,949 shares, 2,949 shares and 28,709 shares, respectively, of common stock were available for future grants.
The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The grant-date fair values of the stock options granted during 2004, 2003 and 2002, which have exercise prices equal to the market price of the common stock at the grant date, were estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

	Year Ended December 31,

	2004	2003	2002

Grant-date fair value per share(a)	$9.57	$7.07	$1.56
Expected common stock dividend yield	0.00%	0.00%	0.00%
Expected option life	7.0 years	7.0 years	6.5 years
Risk-free interest rate	3.92%	4.05%	4.18%
Volatility	62.58%	56.20%	None

(a)	Adjusted for subsequent stock dividends.
During the nine months ended September 30, 2005 and 2004 (unaudited), no options were granted.
The foregoing information in this note does not reflect the 25% stock dividend subsequently declared in October 2005.
12.     DIVIDEND RESTRICTIONS
Payment of cash dividends is conditioned on earnings, financial condition, cash needs, the discretion of the Board of Directors, and compliance with regulatory requirements. State and Federal law and regulations impose substantial limitations on the Bank’s ability to pay dividends to the Company. Under New Jersey law, the Bank is permitted to declare dividends on its common stock only if, after payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank’s surplus. Current regulatory policies impose more stringent capital requirements on new banks for their first five years of operations than are imposed on more established banks. Such policies also have the effect of restricting dividends. For example, under the regulatory policies of the New Jersey Department of Banking

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
and Insurance, a new bank such as the Bank may not pay cash dividends until such time as it becomes profitable and has earned back its initial capital deficit.
13.     INCOME TAXES
The components of income tax expense are summarized as follows (in thousands):

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Current income tax expense:
Federal	$2,010	$1,346	$1,931	$1,342	$753
State	305	385	551	436	256

	2,315	1,731	2,482	1,778	1,009

Deferred income tax (benefit):
Federal	(194)	(71)	(88)	(97)	(79)
State	(57)	15	14	(67)	(58)

	(251)	(56)	(74)	(164)	(137)

	$2,064	$1,675	$2,408	$1,614	$872

The tax effects of existing temporary difference that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows (in thousands):

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Deferred income tax assets
Allowance for loan losses	$1,269	$1,001	$844
Net operating loss carryforward	—	—	22
Organization expense	7	19	41
Other	1	5	3

	1,277	1,025	910

Deferred income tax liabilities
Depreciation	254	253	211
Other	—	—	2

	254	253	213

Net deferred tax asset	$1,023	$772	$697

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34%, to income before income tax expense (dollars in thousands):

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Federal income tax expense at statutory rate	$1,907	$1,424	$2,049	$1,363	$742
Increases (reductions) in income taxes resulting from:
State income tax,net of federal income tax effect	164	264	373	244	130
Other items, net	(7)	(13)	(14)	7	—

Effective income tax	$2,064	$1,675	$2,408	$1,614	$872

Effective income tax rate	36.8%	40.0%	40.0%	40.3%	40.0%
The Investment Company commenced operations in January 2005. Under New Jersey tax law, the Investment Company is subject to a 3.6% state income tax rate as compared to the 9.0% rate to which the Company, Bank and Leasing Company are subject. The presence of the Investment Company during the nine months ended September 30, 2005 resulted in an income tax savings of approximately $159,000 and reduced the consolidated effective income tax rate by approximately 2.8%.
14.     OTHER EXPENSES
The following is an analysis of other expenses (in thousands):

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Directors’ fees	$137	$133	$164	$263	$134
Legal fees	54	219	226	75	81
Shareholder related costs	25	158	165	38	24
Stationery, forms and printing	144	152	203	172	116
Professional fees	153	193	242	141	118
Other	421	347	441	368	275

	$934	$1,202	$1,441	$1,057	$748

15.     COMMITMENTS AND CONTINGENCIES
The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Outstanding loan related commitments were as follows (in thousands):

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Loan origination	$18,517	$18,760	$16,282
Construction loans in process	18,009	10,795	9,492
Unused lines of credit	8,186	9,217	7,379

	$44,712	$38,772	$33,153

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate properties.
The Company and the Bank also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.
The Company and the Bank, from time to time, may be party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the financial statements. As of September 30, 2005 (unaudited), and December 31, 2004, the Company and Subsidiaries were not parties to any material litigation.
16.     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used and the estimated fair values and carrying values of financial instruments are set forth below:

Cash and cash equivalents and interest receivable
The carrying amounts for cash and cash equivalents and interest and dividends receivable approximate fair value.

Securities
The fair values for securities, both available for sale and held to maturity, are based on quoted market prices or dealer prices, if available. If quoted market prices or dealer prices are not available, fair value is estimated using quoted market prices or dealer prices for similar securities.

Loans
The fair value of loans is estimated by discounting future cash flows, using the current rates at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits
For demand, savings and club accounts, fair value is the carrying amount reported in the financial statements. For certificates of deposit, fair value is estimated by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities.

Borrowed money
The fair value of borrowed money is estimated by discounting future cash flows using rates currently available for liabilities of similar remaining maturities.

Commitments to extend credit
The fair value of credit commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 15.
The carrying values and estimated fair values of financial instruments are as follows (in thousands):

			December 31,

	September 30, 2005		2004		2003

	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value

	(Unaudited)
Financial assets
Cash and cash equivalents	$5,821	$5,821	$4,534	$4,534	$11,786	$11,786
Securities held to maturity	141,573	140,506	117,036	117,107	90,313	91,197
Loans receivable	286,070	288,518	246,380	247,350	188,786	190,575
Interest receivable	2,773	2,773	2,329	2,329	1,856	1,856
Financial liabilities
Deposits	351,877	351,872	337,243	336,423	253,650	254,207
Borrowed money	64,524	64,103	14,124	14,164	25,000	24,987
Accrued interest payable	452	452	176	176	94	94
Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, real estate owned and advance payments by borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.
Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17.     PARENT ONLY FINANCIAL INFORMATION
STATEMENTS OF FINANCIAL CONDITION

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
	(In thousands)
Assets:
Cash and due from banks	$36	$14	$50
Investment in subsidiaries	33,518	29,862	21,117
Restricted common stock	124	124	—
Other assets	71	218	—

Total assets	$33,749	$30,218	$21,167

Liabilities
Borrowed money	4,124	$4,124	$—
Due to subsidiaries	441	47	—
Other liabilities	11	11	—

	4,576	4,182	—

Stockholders’ equity:
Common stock	239	239	230
Additional paid-in capital	27,739	27,725	26,484
Treasury stock	(422)	—	—
Retained earnings (accumulated deficit)	1,617	(1,928)	(5,547)

	29,173	26,036	21,167

Total liabilities and stockholders’ equity	$33,749	$30,218	$21,167

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STATEMENTS OF INCOME

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

	2005	2004	2004	2003

	(Unaudited)
	(In thousands)
Dividend from subsidiaries	$—	$—	$—	$50

Total income	—	—	—	50

Interest expense-borrowed money	178	50	98	—

Total expense	178	50	98	—

(Loss) income before income tax and equity in undistributed earnings of subsidiaries	(178)	(50)	(98)	50
Income tax benefit	67	19	38	—

(Loss) income before equity in undistributed earnings of subsidiaries	(111)	(31)	(60)	50
Equity in undistributed earnings of subsidiaries	3,656	2,544	3,679	1,583

Net income	$3,545	$2,513	$3,619	$1,633

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STATEMENTS OF CASH FLOWS

	Nine Months Ended		Year Ended
	September 30,		December 31,

	2005	2004	2004	2003

	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$3,545	$2,513	$3,619	$1,633
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(3,656)	(2,544)	(3,679)	(1,583)
Increase in other assets	147	(2)	(39)	—
Increase in due to subsidiaries	394	—	47	—
Increase in other liabilities	—	—	11	—

Net cash provided by (used in) operating activities	430	(33)	(41)	50

Cash flow from investing activities:
Purchase of restricted common stock	—	(124)	(124)	—
Additional investment in subsidiary	—	(5,066)	(5,066)	—

Net cash used in investing activities	—	(5,190)	(5,190)	—

Cash flow from financing activities:
Proceeds of long-term debt	—	4,124	4,124	—
Proceeds from sales of common stock	14	1,066	1,071	—
Purchase of treasury stock	(422)	—	—	—

Net cash (used in) provided by financing activities	(408)	5,190	5,195	—

Net increase (decrease) in cash and cash equivalents	22	(33)	(36)	50
Cash and cash equivalents — beginning	14	50	50	—

Cash and cash equivalents — ending	$36	$17	$14	$50

BCB BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18.     QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

	(In thousands, except for per share amounts)
Total interest income	$4,599	$5,061	$5,395	$5,645
Total interest expense	1,483	1,671	1,836	1,955

Net interest income	3,116	3,390	3,559	3,690
Provision for loan losses	200	150	90	250
Non-interest income	153	135	189	146
Non-interest expenses	1,898	2,093	1,923	1,747
Income taxes	471	512	692	733

Net income	$700	$770	$1,043	$1,106

Net income per common share:
Basic	$0.19	$0.21	$0.28	$0.30
Diluted	0.18	0.20	0.27	0.28

Weighted average number of common shares outstanding:
Basic	3,625	3,741	3,741	3,741
Diluted	3,888	3,888	3,835	3,900

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

	(In thousands, except for per share amounts)
Total interest income	$3,070	$3,351	$3,586	$4,128
Total interest expense	936	1,012	1,102	1,286

Net interest income	2,134	2,339	2,484	2,842
Provision for loan losses	225	225	210	220
Non-interest income	88	88	133	172
Non-interest expenses	1,048	1,249	1,415	1,679
Income taxes	376	381	396	461

Net income	$573	$572	$596	$654

Net income per common share:
Basic	$0.16	$0.16	$0.17	$0.18
Diluted	0.15	0.16	0.16	0.17

Weighted average number of common shares outstanding:
Basic	3,589	3,589	3,589	3,589
Diluted	3,705	3,690	3,695	3,789

      No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by BCB Bancorp, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of BCB Bancorp, Inc. since any of the dates as of which information is furnished herein or since the date hereof.
1,000,000 Shares
COMMON STOCK
NO PAR VALUE

PROSPECTUS

Janney Montgomery Scott llc
                    , 2005
      These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

PART II:     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount(1)

*	Registrant’s Legal Fees and Expenses	$140,000
*	Registrant’s Accounting Fees and Expenses	50,000
*	Printing, Postage and Mailing	75,000
*	Filing Fees (NASD, Nasdaq and SEC)	104,506
*	Transfer Agent and registrar fees and expenses	1,000
*	Other	10,000

*	Total	$380,506

*	Estimated

(1)	The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered, other than commissions and fees of the Underwriters.

Item 14.	Indemnification of Directors and Officers
      Articles VI and VII of the Certificate of Incorporation of BCB Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:
ARTICLE VI
Limitation of Liability
      Subject to the following, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. The preceding sentence shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer or both of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended. Any amendment to this Certificate of Incorporation, or change in law which authorizes this paragraph shall not adversely affect any then existing right or protection of a director or officer of the Corporation.
ARTICLE VII
Indemnification
      The Corporation shall indemnify its officers, directors, employees and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Corporation as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is party, or is threatened to be made a party, to the full extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall insure to the benefit of the heirs, executors, and the administrators of any such person. The Corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the Corporation would have the power to indemnify them against such liability under the provisions of this article.
      The Corporation shall, from time to time, reimburse or advance to any person referred to in this article the funds necessary for payment of expenses, including attorneys’ fees, incurred in connection with any action, suit or proceeding referred to in this article, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer establishes that the director’s or officer’s acts or omissions (i) constitute a breach of the director’s or officer’s duty of loyalty to the Corporation or its shareholders, (ii) were not in good faith, (iii) involved a knowing violation of law, (iv) resulted in the director or officer receiving an improper personal benefit, or (v) were otherwise of such a character that New Jersey law would require that such amount(s) be repaid.

Item 15.	Recent Sales of Unregistered Securities
      Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:
      The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of BCB Bancorp, Inc., as amended*

3.2	Bylaws of BCB Bancorp, Inc.(1)

4	Form of Common Stock Certificate of BCB Bancorp, Inc.(2)

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

10.1	BCB Bancorp, Inc. 2002 Stock Option Plan(3)

10.2	BCB Bancorp, Inc. 2003 Stock Option Plan(3)

10.3	2005 Director Deferred Compensation Plan*

10.4	Change in Control Agreement with Donald Mindiak(4)

10.5	Change in Control Agreement with James E. Collins(4)

10.6	Change in Control Agreement with Thomas M. Coughlin(4)

10.7	Change in Control Agreement with Olivia Klim(4)

10.8	Change in Control Agreement with Amer Saleem(4)

10.9	Executive Agreement with Donald Mindiak(4)

10.10	Executive Agreement with James E. Collins(4)

10.11	Executive Agreement with Thomas M. Coughlin(4)

10.12	Executive Agreement with Olivia Klim(4)

10.13	Executive Agreement with Amer Saleem(4)

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)*

23.2	Consent of Beard Miller Company LLP

24	Power of Attorney (set forth on signature page)

*	Previously filed.

(1)	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on December 13, 2004.

(2)	Incorporated by reference to the Form 8-K-12g3 filed with the Securities and Exchange Commission on May 1, 2003.

(3)	Incorporated by reference to Exhibit 10.1 and 10.2 to the Company’s Registration Statement on Form S-8 (Commission File Number 333-11201) filed with the Securities and Exchange Commission on January 26, 2004.

(4)	Incorporated by reference to Exhibit 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.13 to the Form 8-K filed with the Securities and Exchange Commission on November 10, 2005.

(b) Financial Statement Schedules
      No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bayonne, State of New Jersey on November 15, 2005.

BCB BANCORP, INC.

By:	/s/ Donald Mindiak

Donald Mindiak
Chief Executive Officer and President
(Duly Authorized Representative)
POWER OF ATTORNEY
      We, the undersigned directors and officers of BCB Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Donald Mindiak as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Donald Mindiak may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Donald Mindiak shall do or cause to be done by virtue thereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Donald Mindiak Donald Mindiak	President and Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2005

/s/ Thomas M. Coughlin Thomas M. Coughlin	Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	November 15, 2005

/s/ Mark D. Hogan Mark D. Hogan	Chairman of the Board	November 15, 2005

/s/ Robert Ballance Robert Ballance	Director	November 15, 2005

/s/ Judith Q. Bielan Judith Q. Bielan	Director	November 15, 2005

/s/ Joseph J. Brogan Joseph J. Brogan	Director	November 15, 2005

Signatures	Title	Date

/s/ James E. Collins James E. Collins	Director	November 15, 2005

/s/ Joseph Lyga Joseph Lyga	Director	November 15, 2005

/s/ Alexander Pasiechnik Alexander Pasiechnik	Director	November 15, 2005

/s/ August Pellegrini, Jr. August Pellegrini, Jr.	Director	November 15, 2005

As filed with the Securities and Exchange Commission on November 16, 2005
Registration No. 333-128214

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS
TO
PRE-EFFECTIVE AMENDMENT NO. 1
TO THE
REGISTRATION STATEMENT
ON
Form S-1
BCB Bancorp, Inc.
Bayonne, New Jersey

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of BCB Bancorp, Inc., as amended*

3.2	Bylaws of BCB Bancorp, Inc.(1)

4	Form of Common Stock Certificate of BCB Bancorp, Inc.(2)

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

10.1	BCB Bancorp, Inc. 2002 Stock Option Plan(3)

10.2	BCB Bancorp, Inc. 2003 Stock Option Plan(3)

10.3	2005 Director Deferred Compensation Plan*

10.4	Change in Control Agreement with Donald Mindiak(4)

10.5	Change in Control Agreement with James E. Collins(4)

10.6	Change in Control Agreement with Thomas M. Coughlin(4)

10.7	Change in Control Agreement with Olivia Klim(4)

10.8	Change in Control Agreement with Amer Saleem(4)

10.9	Executive Agreement with Donald Mindiak(4)

10.10	Executive Agreement with James E. Collins(4)

10.11	Executive Agreement with Thomas M. Coughlin(4)

10.12	Executive Agreement with Olivia Klim(4)

10.13	Executive Agreement with Amer Saleem(4)

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)*

23.2	Consent of Beard Miller Company LLP

24	Power of Attorney (set forth on signature page)

*	Previously filed.

(1)	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on December 13, 2004.

(2)	Incorporated by reference to the Form 8-K-12g3 filed with the Securities and Exchange Commission on May 1, 2003.

(3)	Incorporated by reference to Exhibit 10.1 and 10.2 to the Company’s Registration Statement on Form S-8 (Commission File Number 333-11201) filed with the Securities and Exchange Commission on January 26, 2004.

(4)	Incorporated by reference to Exhibit 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.13 to the Form 8-K filed with the Securities and Exchange Commission on November 10, 2005.